Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles



1 March 2010

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 February 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES NON-EXECUTIVE DIRECTOR RETIRES

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Stock Exchange and Media Release
4 February 2010

Brambles

BRAMBLES NON-EXECUTIVE DIRECTOR RETIRES

Brambles announced today that David Gosnell will retire as a Non-executive Director with effect from 31 March 2010.

Brambles Chairman, Graham Kraehe, said Mr Gosnell had decided to retire because of his increasing business commitments as Managing Director of Global Supply and Procurement at British-based drinks company Diageo.

Mr Gosnell was appointed to the Brambles Board during June 2006 and is a member of the Audit Committee. "It was a difficult decision to retire from the Brambles Board," Mr Gosnell said. "But recently my commitments at Diageo have increased to the point where I felt that I couldn't remain as a Brambles Director."

Mr Kraehe said: "The Board has reluctantly accepted David's decision. His international experience in supply chain management enabled him to make a valuable contribution to the Brambles Board. We wish him all the best for the future."

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

{RNG 00057341}

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 February 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr Tom Gorman.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{SLM 00050564}

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of last notice	14 JANUARY 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Gorman has a beneficial interest in 63 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	3 February 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 536 Brambles Limited shares. 541 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Class	Ordinary shares
Number acquired	63
Number disposed	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	63 @ $6.56 per share
No. of securities held after change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 599 Brambles Limited shares. 604 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	63 (Acquired Shares) purchased on market and 63 (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 February 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

JASPER R A JUDD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

63 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

63 SHARES @ AU$6.56 PER SHARE

14. Date and place of transaction

63 SHARES PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 51,154 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

4 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

63 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, 63 SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

218,226 SHARE RIGHTS AND 652 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

63 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

63 @ AU$6.56 PER SHARE

14. Date and place of transaction

63 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 715 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

4 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

63 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

194,360 SHARE RIGHTS AND 715 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

64 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

64 @ AU$6.56 PER SHARE

14. Date and place of transaction

64 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 28,228 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

4 FEBUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

64 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 64 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 52,005 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 304,326 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

64 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

64 @ AU$6.56 PER SHARE

14. Date and place of transaction

64 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,884 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

64 ON 4 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

64 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 64 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 304,326 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

PETER MACKIE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

45 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

45 @ AU$6.56 PER SHARE

14. Date and place of transaction

45 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 568 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

45 ON 4 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

45 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 45 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 138,925 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 February 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 117 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	117
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	117 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,317,782	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,718,947	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 February 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 February 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles reports results for the half-year ended 31 December 2009

Attached in accordance with Listing Rule 4.2A is the consolidated financial report for Brambles Limited for the half-year ended 31 December 2009.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00057658}

Brambles

Results for announcement to the market

Brambles Limited

ABN 89 118 896 021

Appendix 4D

Consolidated financial report for the half-year ended 31 December 2009

Six months ended 31 December	2009 US$m	2008 US$m	% change (actual fx rates)	% change (constant currency)
Statutory results				
Continuing operations after Significant items:				
Sales revenue	**2,086.1**	2,073.2	1%	(2%)
Operating profit	**338.1**	337.6	-	(3%)
Profit before tax	**284.1**	273.9	4%	-
Profit after tax	**206.7**	195.3	6%	2%
Profit after tax - discontinued operations	**0.4**	17.5		
Profit attributable to members of the parent entity	**207.1**	212.8	(3%)	(7%)
Basic EPS (US cents)	**14.8**	15.4	(4%)	(8%)
Free cash flow after dividends	**133.3**	(90.6)		
Continuing operations before Significant items:				
Sales revenue	**2,086.1**	2,073.2	1%	(2%)
Underlying profit	**340.2**	469.3	(28%)	(30%)
Profit after tax	**208.3**	270.5	(23%)	(26%)
Basic EPS (US cents)	**14.8**	19.5	(24%)	(27%)
Interim dividend* (Australian cents)	**12.5**	17.5		

* The 2010 interim dividend is 20% franked and its record date is 18 March 2010.

A commentary on these results is set out in Brambles' Securities Exchange & Media Release dated 17 February 2010.

Brambles

Consolidated financial report
for the half-year ended 31 December 2009

Index

Page

Half-year consolidated financial statements

Consolidated income statement
for the half-year ended 31 December 2009

	Note	**First half 2010 US$m**	First half 2009 US$m
Continuing operations			
Sales revenue	4	**2,086.1**	2,073.2
Other income	4	**38.2**	60.2
Operating expenses	4	**(1,788.9)**	(1,798.2)
Share of results of joint ventures	11	**2.7**	2.4
Operating profit		**338.1**	337.6
Finance revenue		**1.4**	4.8
Finance costs		**(55.4)**	(68.5)
Net finance costs		**(54.0)**	(63.7)
Profit before tax		**284.1**	273.9
Tax expense		**(77.4)**	(78.6)
Profit from continuing operations		**206.7**	195.3
Profit from discontinued operations	6	**0.4**	17.5
Profit for the period attributable to members of the parent entity		**207.1**	212.8
Earnings per share (cents)	7		
Total			
- basic		**14.8**	15.4
- diluted		**14.7**	15.3
Continuing operations			
- basic		**14.7**	14.1
- diluted		**14.7**	14.1

The consolidated income statement should be read in conjunction with the accompanying notes.

Non-statutory measure:

Underlying profit

Underlying profit is profit from continuing operations before finance costs, tax and Significant items (refer Note 5). It is presented to assist users of the financial statements to understand Brambles' business results and reconciles with operating profit as follows:

Underlying profit		***340.2***	*469.3*
Significant items:			
- restructuring costs	5a	***(2.1)***	*(106.9)*
- foreign exchange gain on capital repatriation	5c	-	*29.9*
- Walmart transition impact	5d	-	*(20.2)*
*- USA pallet quality program costs**	5e	-	*(34.5)*
Operating profit		***338.1***	*337.6*

** In October 2009, CHEP USA launched its Better Everyday customer service and quality program, which is expected to result in ongoing net costs of approximately US$50 million per annum and additional costs totalling approximately US$110 million over three years for fast-tracking other elements of the program. In 1H10, spending under the Better Everyday program, together with the final US$37 million spending under the USA pallet quality program announced in February 2008, have been presented within Underlying profit. In prior years, USA pallet quality program costs were presented as Significant items. Comparatives have not been restated.*

Consolidated statement of comprehensive income
for the half-year ended 31 December 2009

	First half 2010 US$m	First half 2009 US$m
Profit for the period	**207.1**	212.8
Other comprehensive income:		
Actuarial (losses)/gains on defined benefit pension plans	**(5.5)**	28.3
Exchange differences on translation of foreign operations	**81.4**	(307.8)
Cash flow hedges	**1.7**	(23.0)
Income tax on other comprehensive income	**1.3**	(0.1)
Other comprehensive income for the period	**78.9**	(302.6)
Total comprehensive income for the period attributable to members of the parent entity	**286.0**	(89.8)

The consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Brambles

Consolidated balance sheet
as at 31 December 2009

	Note	December 2009 US$m	June 2009 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**117.9**	90.1
Trade and other receivables		**681.8**	653.6
Inventories		**42.6**	35.1
Derivative financial instruments		**0.8**	1.1
Other assets		**64.4**	72.2
Total current assets		**907.5**	852.1
Non-current assets			
Other receivables		**8.5**	8.1
Investments		**14.2**	13.8
Property, plant and equipment		**3,445.8**	3,441.6
Goodwill		**636.9**	612.3
Intangible assets		**169.9**	163.0
Deferred tax assets		**19.5**	7.0
Derivative financial instruments		**1.5**	-
Other assets		**0.7**	0.6
Total non-current assets		**4,297.0**	4,246.4
Total assets		**5,204.5**	5,098.5
LIABILITIES			
Current liabilities			
Trade and other payables		**680.5**	683.7
Borrowings		**66.4**	68.0
Derivative financial instruments		**14.1**	12.9
Tax payable		**65.4**	64.6
Provisions		**74.9**	93.6
Total current liabilities		**901.3**	922.8
Non-current liabilities			
Borrowings		**2,079.9**	2,165.5
Derivative financial instruments		**3.8**	5.8
Provisions		**46.1**	53.0
Retirement benefit obligations		**55.4**	50.8
Deferred tax liabilities		**459.9**	449.9
Other liabilities		**20.7**	21.4
Total non-current liabilities		**2,665.8**	2,746.4
Total liabilities		**3,567.1**	3,669.2
Net assets		**1,637.4**	1,429.3
EQUITY			
Contributed equity	9	**13,912.4**	13,847.6
Unification reserve	10	**(15,385.8)**	(15,385.8)
Other reserves	10	**534.7**	447.1
Retained earnings		**2,575.8**	2,520.1
Parent entity interest		**1,637.1**	1,429.0
Minority interest		**0.3**	0.3
Total equity		**1,637.4**	1,429.3

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the half-year ended 31 December 2009

	First half 2010 US$m	First half 2009 US$m
Cash flows from operating activities		
Receipts from customers	**2,338.9**	2,323.2
Payments to suppliers and employees	**(1,750.5)**	(1,757.5)
Cash generated from operations	**588.4**	565.7
Dividends received from joint ventures	**2.8**	4.1
Interest received	**1.5**	5.8
Interest paid	**(50.9)**	(70.5)
Income taxes paid on operating activities	**(81.2)**	(61.8)
Net cash inflow from operating activities	**460.6**	443.3
Cash flows from investing activities		
Purchases of property, plant and equipment	**(254.6)**	(400.1)
Proceeds from sale of property, plant and equipment	**43.6**	41.2
Purchases of intangible assets	**(15.0)**	(11.8)
Proceeds from disposal of businesses	**1.5**	0.9
Costs incurred on disposal of business	**-**	(5.2)
Acquisition of subsidiaries, net of cash acquired	**-**	(0.1)
Net cash outflow from investing activities	**(224.5)**	(375.1)
Cash flows from financing activities		
Proceeds from borrowings	**1,334.7**	758.2
Repayments of borrowings	**(1,449.3)**	(553.2)
Net inflow/(outflow) from hedge borrowings	**12.9**	(17.7)
Proceeds from issue of ordinary shares	**1.0**	0.8
Dividends paid, net of Dividend Reinvestment Plan	**(101.3)**	(163.2)
Net cash (outflow)/inflow from financing activities	**(202.0)**	24.9
Net increase in cash and cash equivalents	**34.1**	93.1
Cash and deposits, net of overdrafts, at beginning of the period	**54.1**	68.1
Effect of exchange rate changes	**4.7**	(60.1)
Cash and deposits, net of overdrafts, at end of the period	**92.9**	101.1

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
for the half-year ended 31 December 2009

	Note	Share capital US$m	Reserves[1] US$m	Retained earnings US$m	Non-controlling interest US$m	Total US$m
Half-year ended 31 December 2008						
Opening balance		13,778.6	(14,671.5)	2,436.1	0.3	1,543.5
Total comprehensive income		-	(323.0)	233.2	-	(89.8)
Share-based payments:						
- expense recognised		-	7.2	-	-	7.2
- shares issued		-	(5.0)	-	-	(5.0)
- equity component of related tax		-	(0.8)	-	-	(0.8)
Transactions with owners in their capacity as owners:						
- dividends declared		-	-	(208.9)	-	(208.9)
- issues of ordinary shares, net of transaction costs		5.7	-	-	-	5.7
Closing balance		13,784.3	(14,993.1)	2,460.4	0.3	1,251.9
Half-year ended 31 December 2009						
Opening balance		**13,847.6**	**(14,938.7)**	**2,520.1**	**0.3**	**1,429.3**
Total comprehensive income		-	**82.9**	**203.1**	-	**286.0**
Share-based payments:						
- expense recognised		-	**8.4**	-	-	**8.4**
- shares issued		-	**(4.6)**	-	-	**(4.6)**
- equity component of related tax		-	**0.9**	-	-	**0.9**
Transactions with owners in their capacity as owners:						
- dividends declared		-	-	**(147.4)**	-	**(147.4)**
- issues of ordinary shares, net of transaction costs	9	**5.6**	-	-	-	**5.6**
- issues of ordinary shares under Dividend Reinvestment Plan	9	**59.2**	-	-	-	**59.2**
Closing balance		**13,912.4**	**(14,851.1)**	**2,575.8**	**0.3**	**1,637.4**

1 Refer Note 10 for further information on reserves.

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009

Note 1. Basis of preparation

These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the half-year ended 31 December 2009.

These consolidated financial statements, which have been prepared in accordance with AASB 134: Interim Financial Reporting, are a general purpose financial report.

The interim consolidated financial statements comply with International Financial Reporting Standards (IFRS) and have been prepared in accordance with Australian Accounting Standards (AAS), other authoritative pronouncements of the Australian Accounting Standards Board (AASB), the Urgent Issues Group Interpretations (UIG) and the requirements of the Corporations Act 2001.

These interim consolidated financial statements do not include all of the notes that would normally be included in an annual financial report. The interim consolidated financial statements should be read in conjunction with Brambles' 2009 Annual Report and public announcements made by Brambles during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act.

Note 2. Significant accounting policies

The interim consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in Brambles' 2009 Annual Report, except for segment reporting.

a) Segment reporting

Brambles has applied AASB 8: Operating Segments from 1 July 2009. AASB 8 requires adoption of a management approach when reporting segment performance. The information presented is based on Brambles' internal management reporting to the Chief Executive Officer (CEO), being the chief operating decision-maker, and reflects what the CEO uses when evaluating segment performance and deciding how to allocate resources to operating segments.

There have been no changes to the definition of operating segments, however additional disclosures are now included in the financial statements. Geographic disclosures now present Australia separately. Comparative figures have been provided.

b) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	First half 2010	0.8765	1.4570	1.6328
	First half 2009	0.7759	1.4180	1.7166
Period end	31 December 2009	0.8987	1.4416	1.6129
	30 June 2009	0.8114	1.4106	1.6637

c) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2010 and 2009 are to the financial years ending on 30 June 2010 and 30 June 2009 respectively.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009 - *continued*

Note 3. Segment information

Brambles' segment information is provided on the same basis as its internal management reporting to the CEO and reflects how Brambles is organised and managed.

Brambles has five reportable segments, being CHEP Americas, CHEP EMEA, CHEP Asia-Pacific (pallet and container pooling businesses), Recall (information management business) and Brambles HQ (corporate centre). Discontinued operations primarily comprise the Cleanaway businesses (waste management), which were divested in 2006 and 2007.

Segment results shown are consistent with internal management reporting. Segment performance is measured on sales, Underlying profit, cash flow from operations and Brambles Value Added (BVA). Underlying profit is the main measure of segment profit and a reconciliation between Underlying profit and operating profit is set out below.

Segment sales revenue is measured on the same basis as in the income statement. Intersegment revenue during the period was immaterial. There is no single external customer who contributed more than 10% of Group sales revenue.

Assets and liabilities are measured consistently in segment reporting and in the balance sheet. Assets and liabilities are allocated to segments based on segment use and physical location. Cash, borrowings and tax balances are managed centrally and therefore not allocated to segments.

	Sales revenue		**Cash flow from operations** [1]		**Brambles Value Added** [2]	
	First half 2010 US$m	First half 2009 US$m	**First half 2010 US$m**	First half 2009 US$m	**First half 2010 US$m**	First half 2009 US$m
By operating segment						
CHEP Americas	**756.9**	792.5	**139.8**	116.9	**9.4**	83.1
CHEP EMEA	**770.1**	761.0	**202.7**	137.1	**69.9**	82.5
CHEP Asia-Pacific	**195.0**	166.6	**35.7**	(22.8)	**7.8**	11.3
Total CHEP	**1,722.0**	1,720.1	**378.2**	231.2	**87.1**	176.9
Recall	**364.1**	353.1	**45.9**	22.0	**(6.5)**	(7.1)
Brambles HQ	**-**	-	**(23.8)**	(32.4)	**(9.6)**	(18.4)
Total	**2,086.1**	2,073.2	**400.3**	220.8	**71.0**	151.4
By geographic origin						
Americas	**918.8**	953.7				
Europe	**801.6**	807.1				
Australia	**251.3**	219.1				
Other	**114.4**	93.3				
Total	**2,086.1**	2,073.2				

	Operating profit [3]		**Significant items before tax** [4]		**Underlying profit** [4]	
	First half 2010 US$m	First half 2009 US$m	**First half 2010 US$m**	First half 2009 US$m	**First half 2010 US$m**	First half 2009 US$m
By operating segment						
CHEP Americas	**108.6**	79.6	**-**	(153.7)	**108.6**	233.3
CHEP EMEA	**159.3**	166.2	**(2.1)**	(4.7)	**161.4**	170.9
CHEP Asia-Pacific	**32.5**	28.4	**-**	(0.5)	**32.5**	28.9
Total CHEP	**300.4**	274.2	**(2.1)**	(158.9)	**302.5**	433.1
Recall	**52.5**	49.5	**-**	(1.0)	**52.5**	50.5
Brambles HQ	**(14.8)**	13.9	**-**	28.2	**(14.8)**	(14.3)
Continuing operations	**338.1**	337.6	**(2.1)**	(131.7)	**340.2**	469.3
Discontinued operations	**0.5**	16.3	**0.5**	16.3		
Total	**338.6**	353.9	**(1.6)**	(115.4)		

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009 - *continued*

Note 3. Segment information - *continued*

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	First half 2010 US$m	First half 2009 US$m	**First half 2010 US$m**	First half 2009 US$m
By operating segment				
CHEP Americas	**106.6**	172.0	**85.1**	88.1
CHEP EMEA	**85.9**	126.1	**87.3**	87.1
CHEP Asia-Pacific	**28.0**	62.5	**25.5**	17.8
Total CHEP	**220.5**	360.6	**197.9**	193.0
Recall	**26.0**	24.5	**23.7**	23.5
Brambles HQ	**1.0**	2.0	**0.3**	0.1
Total	**247.5**	387.1	**221.9**	216.6

	Segment assets		Segment liabilities	
	December 2009 US$m	June 2009 US$m	**December 2009 US$m**	June 2009 US$m
By operating segment				
CHEP Americas	**1,725.4**	1,739.5	**214.3**	241.6
CHEP EMEA	**1,748.4**	1,752.1	**361.9**	360.3
CHEP Asia-Pacific	**467.4**	430.4	**78.1**	72.3
Total CHEP	**3,941.2**	3,922.0	**654.3**	674.2
Recall	**1,056.7**	1,020.1	**154.5**	167.7
Brambles HQ	**28.3**	11.0	**86.6**	79.3
Total segment assets and liabilities	**5,026.2**	4,953.1	**895.4**	921.2
Cash and borrowings	**117.9**	90.1	**2,146.3**	2,233.5
Current tax balances	**26.7**	34.5	**65.4**	64.6
Deferred tax balances	**19.5**	7.0	**459.9**	449.9
Equity-accounted investments	**14.2**	13.8	**-**	-
Total assets and liabilities	**5,204.5**	5,098.5	**3,567.1**	3,669.2

	December 2009 US$m	June 2009 US$m
Non-current assets by geographic origin [5]		
Americas	**1,948.4**	1,952.9
Europe	**1,502.8**	1,532.3
Australia	**533.1**	488.1
Other	**291.7**	266.1
Total	**4,276.0**	4,239.4

[1] Cash flow from operations is cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

[2] BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as:
- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

[3] Operating profit is segment revenue less segment expense and excludes net finance costs.

[4] Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer Note 5.

[5] Non-current assets exclude financial instruments and deferred tax assets.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009 - *continued*

Note 4. Profit from ordinary activities - continuing operations

	First half 2010 US$m	First half 2009 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**2,086.1**	2,073.2
Net gains on disposals of property, plant and equipment	**4.7**	5.4
Other operating income	**33.5**	54.8
Other income	**38.2**	60.2
Total income	**2,124.3**	2,133.4
b) Operating expenses - continuing operations		
Employment costs	**398.5**	390.3
Service suppliers:		
- transport	**371.2**	400.6
- repairs and maintenance	**189.0**	168.4
- subcontractors and other service suppliers	**233.8**	241.7
Raw materials and consumables	**96.6**	87.4
Occupancy	**134.7**	129.1
Depreciation of property, plant and equipment	**205.0**	199.5
Impairment of pooling equipment (refer Note 5a)	**-**	33.6
Irrecoverable pooling equipment provision expense	**60.2**	36.5
Amortisation:		
- software	**11.5**	11.7
- acquired intangible assets (other than software)	**3.5**	3.5
- deferred expenditure	**1.9**	1.9
Other [1]	**83.0**	94.0
	1,788.9	1,798.2
c) Net foreign exchange gains and losses - continuing operations		
Net (losses)/gains included in operating profit [1]	**(0.2)**	28.4
Net gains included in net finance costs	**1.3**	0.2
	1.1	28.6

1 First half 2009 includes a US$29.9 million foreign exchange gain on capital repatriation from an overseas subsidiary. Refer Note 5 for further details.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009 *- continued*

Note 5. Significant items - continuing operations

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Significant items are disclosed to assist users of the financial statements to understand Brambles' business results.

		First half 2010 US$m	
	Before tax	**Tax**	**After tax**
Items outside the ordinary course of business:			
- restructuring costs [a]	**(2.1)**	**0.5**	**(1.6)**
Significant items from continuing operations	**(2.1)**	**0.5**	**(1.6)**

		First half 2009 US$m	
	Before tax	Tax	After tax
Items outside the ordinary course of business:			
- restructuring costs [a]	(106.9)	40.9	(66.0)
- reset of tax cost bases on Unification [b]	-	(5.7)	(5.7)
- foreign exchange gain on capital repatriation [c]	29.9	-	29.9
Items within ordinary activities, but unusual due to size and nature:			
- Walmart transition impact [d]	(20.2)	7.8	(12.4)
- USA pallet quality program costs [e]	(34.5)	13.5	(21.0)
Significant items from continuing operations	(131.7)	56.5	(75.2)

[a] In February 2009, Brambles announced a restructure of its operations, estimated to cost US$159–US$169 million before tax, as a response to the effects of the global economic crisis on its businesses. An impairment charge of US$33.6 million, a US$61.6 million charge for storage and scrapping costs and US$3.8 million depreciation expense were booked in first half 2009 against surplus pallets within the CHEP USA pool. Redundancy and plant closure expenses of US$56.4 million have been incurred in various countries, of which US$2.1 million was booked in first half 2010 (first half 2009: US$7.9 million; second half 2009: US$46.4 million).

[b] During first half 2009, a net adjustment of US$(5.7) million was made to tax cost bases and other Unification tax matters.

[c] During first half 2009, capital of €250 million was repatriated to Australia from an overseas subsidiary. As required by AASB 121: The Effects of Changes in Foreign Exchange Rates, a portion of the accumulated foreign currency translation reserve previously held in relation to the overseas subsidiary was recognised in the income statement, resulting in a US$29.9 million foreign exchange gain.

[d] During first half 2009, non-recurring transition costs of US$20.2 million due to loss of white wood revenue and net additional operational costs were incurred within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

[e] Costs of US$34.5 million and US$42.9 million were incurred within CHEP USA on the pallet quality program and reported as Significant items in first and second half 2009 respectively. In October 2009, CHEP USA launched its Better Everyday customer service and quality program, which is expected to result in ongoing net costs of approximately US$50 million per annum and additional costs totalling approximately US$110 million over three years for fast-tracking other elements of the program. In 1H10, spending under the Better Everyday program, together with the final US$37 million spending under the USA pallet quality program announced in February 2008, have been presented within Underlying profit.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009 - *continued*

Note 6. Discontinued operations

a) Description

In first half 2010, net favourable provision adjustments of US$0.5 milllion (first half 2009: US$16.3 million) were recognised in respect of divestments completed in 2007 and prior years which were outside the ordinary course of business.

b) Income statement and cash flow information - discontinued operations

	First half 2010 US$m	First half 2009 US$m
Total revenue	-	-
Operating expenses	-	-
Profit before tax and Significant items	-	-
Significant items:		
- gain recognised on completed disposals	**0.5**	16.3
Profit before tax from discontinued operations	**0.5**	16.3
Tax (expense)/benefit:		
- on profit before tax and Significant items	-	-
- on Significant items	**(0.1)**	1.2
Total tax (expense)/benefit from discontinued operations	**(0.1)**	1.2
Profit for the period from discontinued operations	**0.4**	17.5
Net cash outflow from operating activities	-	(0.5)
Net cash outflow from investing activities	-	-
Net cash outflow from financing activities	-	-
Net decrease in cash from discontinued operations	-	(0.5)

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009 - *continued*

Note 7. Earnings per share

	First half 2010 US cents	First half 2009 US cents
Earnings per share		
- basic	**14.8**	15.4
- diluted	**14.7**	15.3
From continuing operations		
- basic	**14.7**	14.1
- diluted	**14.7**	14.1
- basic, on Underlying profit after finance costs and tax	**14.8**	19.5
From discontinued operations		
- basic	**0.1**	1.3
- diluted	**-**	1.2

Options, performance share rights and MyShare matching conditional rights granted under Brambles' share plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

	First half 2010 million	First half 2009 million
a) Weighted average number of shares during the period		
Used in the calculation of basic earnings per share	**1,403.8**	1,383.8
Adjustment for share options and rights	**3.9**	4.6
Used in the calculation of diluted earnings per share	**1,407.7**	1,388.4

	First half 2010 US$m	First half 2009 US$m
b) Reconciliation of profits used in EPS calculations		
Statutory profit		
Profit from continuing operations	**206.7**	195.3
Profit from discontinued operations	**0.4**	17.5
Profit used in calculating basic and diluted EPS	**207.1**	212.8
Underlying profit after finance costs and tax		
Underlying profit (Note 3)	**340.2**	469.3
Net finance costs	**(54.0)**	(63.7)
Underlying profit before tax	**286.2**	405.6
Tax expense on Underlying profit	**(77.9)**	(135.1)
Underlying profit after finance costs and tax	**208.3**	270.5
which reconciles to statutory profit:		
Underlying profit after finance costs and tax	**208.3**	270.5
Significant items after tax (Note 5)	**(1.6)**	(75.2)
Profit from continuing operations	**206.7**	195.3

Notes to and forming part of the consolidated financial statements

for the half-year ended 31 December 2009 - *continued*

Note 8. Dividends

a) Dividends declared and paid during the period

	Interim 2009	Final 2009
Dividend per share (in Australian cents)	17.5	12.5
Franked amount at 30% tax (in Australian cents)	1.75	2.50
Cost (in US$ million)	176.3	160.5
Payment date	9 April 2009	8 October 2009

b) Dividend declared after reporting date

	Interim 2010
Dividend per share (in Australian cents)	12.5
Franked amount at 30% tax (in Australian cents)	2.5
Cost (in US$ million)	156.9
Dividend record date	18 March 2010
Payment date	8 April 2010

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

Note 9. Issued and quoted securities

	Options	**Ordinary securities**	
	Number	**Number**	**US$m**
At 1 July 2009	**9,170,399**	**1,401,869,039**	**13,847.6**
Issued during the period	**3,845,886**	**10,386,399**	**64.8**
Exercised during the period	**(1,116,508)**	**-**	**-**
Lapsed during the period	**(1,466,657)**	**-**	**-**
At 31 December 2009	**10,433,120**	**1,412,255,438**	**13,912.4**

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009 - *continued*

Note 10. Reserves

a) Movements in reserves

	Hedging US$m	Share-based payments US$m	Foreign currency translation US$m	Unification US$m	Other US$m	Total US$m
Half-year ended 31 December 2008						
Opening balance	(0.2)	65.8	481.4	(15,385.8)	167.3	(14,671.5)
FCTR released to profits during the period	-	-	(29.9)	-	-	(29.9)
Foreign exchange differences	-	-	(277.9)	-	-	(277.9)
Cash flow hedges:						
- fair value losses	(26.4)	-	-	-	-	(26.4)
- tax on fair value losses	9.1	-	-	-	-	9.1
- transfers to net profit	3.4	-	-	-	-	3.4
- tax on transfers to net profit	(1.3)	-	-	-	-	(1.3)
Share-based payments:						
- expense recognised during the period	-	7.2	-	-	-	7.2
- shares issued	-	(5.0)	-	-	-	(5.0)
- equity component of related tax	-	(0.8)	-	-	-	(0.8)
Closing balance	(15.4)	67.2	173.6	(15,385.8)	167.3	(14,993.1)
Half-year ended 31 December 2009						
Opening balance	**(9.5)**	**71.1**	**218.2**	**(15,385.8)**	**167.3**	**(14,938.7)**
Foreign exchange differences	**-**	**-**	**81.4**	**-**	**-**	**81.4**
Cash flow hedges:						
- fair value losses	**(5.4)**	**-**	**-**	**-**	**-**	**(5.4)**
- tax on fair value losses	**2.6**	**-**	**-**	**-**	**-**	**2.6**
- transfers to net profit	**7.5**	**-**	**-**	**-**	**-**	**7.5**
- transfers to property, plant and equipment	**(0.4)**	**-**	**-**	**-**	**-**	**(0.4)**
- tax on transfers to net profit	**(2.8)**	**-**	**-**	**-**	**-**	**(2.8)**
Share-based payments:						
- expense recognised during the period	**-**	**8.4**	**-**	**-**	**-**	**8.4**
- shares issued	**-**	**(4.6)**	**-**	**-**	**-**	**(4.6)**
- equity component of related tax	**-**	**0.9**	**-**	**-**	**-**	**0.9**
Closing balance	**(8.0)**	**75.8**	**299.6**	**(15,385.8)**	**167.3**	**(14,851.1)**

b) Nature and purpose of reserves

Hedging reserve

This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts are recognised in the income statement when the associated hedged transaction is recognised or the hedge or a portion thereof becomes ineffective.

Share-based payments reserve

This comprises the cumulative share-based payment expense recognised in the income statement in relation to equity-settled options and share rights issued but not yet exercised.

Foreign currency translation reserve

This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign subsidiary.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2009 - *continued*

Note 10. Reserves - *continued*

Unification reserve
On Unification, Brambles Limited issued shares on a one-for-one basis to those Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of the share capital of BIL and BIP at that date.

Other
This comprises a merger reserve created in 2001 and a capital redemption reserve created in 2006.

Note 11. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following unlisted jointly controlled entities, which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% interest held at reporting date December 2009	% interest held at reporting date December 2008
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

b) Share of results of joint ventures - continuing operations

	First half 2010 US$m	First half 2009 US$m
Profit from ordinary activities before tax	**3.2**	2.9
Tax expense on ordinary activities	**(0.5)**	(0.5)
Profit for the period	**2.7**	2.4

Note 12. Net tangible asset backing

	First half 2010 US cents	First half 2009 US cents
Net tangible assets backing based on 1,412.3 million shares (First half 2009: 1,384.8 million shares)	**58.8**	37.5

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entity, less goodwill and intangible assets, by the number of shares on issue at period end.

Note 13. Contingent liabilities

There have been no material changes in Brambles' contingent liabilities as set out in Brambles' 2009 Annual Report.

Note 14. Events after balance sheet date

Except as outlined in the Directors' Report or elsewhere in these consolidated financial statements, there have been no other events that have occurred subsequent to 31 December 2009 that have had a material impact on Brambles' financial performance or position.

Directors' declaration

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 3 to 17 are in accordance with the Australian Corporations Act 2001, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the financial position of Brambles as at 31 December 2009 and of its performance for the half-year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

S P Johns
Director

T J Gorman
Chief Executive Officer

Sydney
17 February 2010



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

www.pwc.com/au

Independent auditors' review report to the members of Brambles Limited

Report on the half-year financial report

We have reviewed the accompanying half-year financial report of Brambles Limited (the Company), which comprises the balance sheet as at 31 December 2009, and the income statement, the statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the Directors' declaration for Brambles. Brambles comprises the Company and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of Brambles' financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Brambles Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.



Independent auditors' review report to the members of Brambles Limited (continued)

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Brambles Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of Brambles' financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

M G Johnson
Partner

Sydney
17 February 2010

M Dow
Partner

Sydney
17 February 2010

Directors' report

The Directors present the interim results of the consolidated entity consisting of Brambles Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2009 (Brambles).

Names of Directors
The Directors of Brambles Limited in office during the half-year and up to the date of this report are as follows:

G J Kraehe AO (Non-executive Chairman)
T J Gorman (Executive Director, CEO) (appointed 1 December 2009)
G J Hayes (Executive Director, CFO) (appointed 1 December 2009)
A G Froggatt (Non-executive Director)
D P Gosnell (Non-executive Director) (will retire 31 March 2010)
S P Johns (Non-executive Director)
S C H Kay (Non-executive Director)
C L Mayhew (Non-executive Director)
J P Mullen (Non-executive Director) (appointed 1 November 2009)
B M Schwartz AM (Non-executive Director)
M E Doherty (Executive Director, CFO) (resigned 16 November 2009)
M F Ihlein (Executive Director, CEO) (retired 1 November 2009)

Review of operations
Group sales revenue was US$2,086.1 million, down 2% in constant currency (up 1% actual currency). The lower sales revenue was predominantly a result of the subdued business conditions in some of Brambles' largest markets: the USA, the UK and Spain.

Statutory operating profit was US$338.1 million, down 3% in constant currency (flat at actual currency). Profit after tax from continuing operations was US$206.7 million, up 2% in constant currency (up 6% actual currency).

Underlying profit was US$340.2 million, down 30% in constant currency (down 28% actual currency). Underlying profit was impacted by the rollout of the Better Everyday program in CHEP USA. Underlying profit after finance costs and tax was US$208.3 million, down 26% in constant currency (down 23% actual currency).

Earnings per share (EPS) were down 8% to 14.8 US cents in constant currency (down 4% actual currency).

Cash flow from operations was US$400.3 million, up US$179.5 million reflecting significant reduction in capital expenditure and an improved working capital outcome. This occurred while the company continued to invest in initiatives that will underpin its long-term profitable growth. Brambles' free cash flow after dividends was US$133.3 million, a US$223.9 million improvement on the prior corresponding period.

Brambles' balance sheet remains strong. Net debt at 31 December 2009 was US$2,028.4 million, down US$115.0 million on 30 June 2009. Undrawn committed credit facilities were US$1,317.2 million, providing ample scope to meet organic investment and growth requirements.

Business unit performance:

- CHEP Americas' sales revenue was US$756.9 million, down 5% in constant currency (down 4% actual currency). The largest impact was a 7% reduction in sales revenue in CHEP USA resulting from lower organic issue volumes; the impact of net business losses; and changes in pricing and sales mix. Statutory operating profit increased 36% to US$108.6 million but Underlying profit was down 54% at constant currency (down 53% actual currency). This difference reflects CHEP Americas' recognition in the prior corresponding period of US$153.7 million Significant items. In the first half of the 2010 financial year, CHEP Americas did not recognise any Significant items. CHEP Americas has included in Underlying profit its expenditure on quality initiatives of US$64.8 million, comprising the Better Everyday program and the balance of the USA pallet quality program.

Directors' report - *continued*

- CHEP Europe, Middle East & Africa (EMEA) sales revenue was down 1% in constant currency to US$770.1 million (up 1% actual currency) as a result of slower economic conditions. Pallet issue volumes in Europe were in line with the prior corresponding period as new business wins in less mature CHEP markets such as Italy and Central & Eastern Europe offset a 1% reduction in organic volumes. Statutory operating profit was US$159.3 million, down 8% in constant currency (down 4% actual currency) and Underlying profit was US$161.4 million, down 9% in constant currency (down 6% actual currency). Higher storage and handling costs and irrecoverable pooling equipment provision expense impacted profit, partially offset by the benefits of restructuring undertaken in the 2009 financial year.
- CHEP Asia-Pacific delivered sales revenue growth of 4% to US$195.0 million (up 17% actual currency). CHEP Australia offset the impact of a weak automotive sector and lower pallet hire balances from supply chain destocking with greater diversification of its revenue streams, notably through growth in reusable plastic containers and plastic display pallets. Statutory operating profit was 6% lower at constant currency (up 14% actual currency) and Underlying profit was down 7% at constant currency to US$32.5 million (up 12% actual currency). Impacts on profit included the subdued conditions in the Australian automotive sector; depreciation expense on new pooling assets purchased last year; and lower pallet hire balances.
- Recall's sales revenue was 1% lower in constant currency at US$364.1 million (up 3% actual currency), reflecting lower paper prices and volumes in the Secure Destruction Services (SDS) service line. Carton volumes in the Document Management Solutions (DMS) service line increased 5%. Statutory operating profit was in line with the prior corresponding period at US$52.5 million (up 6% actual currency). Underlying profit was down 2% at constant currency (up 4% actual currency).

Principal risks

Because of its secondary listing on the London Stock Exchange, Brambles is required to disclose in its half-yearly report a description of its principal risks and uncertainties for the second half of the financial year.

A description of such risks and uncertainties is set out below:

- Economic cycle – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to global economic and business conditions. These may affect, among other things, profitability, demand for Brambles' services and solvency of counterparties.
- Business environment changes – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to rapid and sustained changes in the business environment, which may invalidate aspects of its current business models. These changes could include fuel prices, lumber supply and the structure of customers' supply chains. These may affect, among other things, profitability and demand for Brambles' services.
- Regulatory compliance – Material changes in the regulatory and legal environments in which Brambles' businesses operate may give rise to the risk of an adverse impact on aspects of its current business models. These may affect, among other things, licences to operate, profitability and a reduced ability to control costs. Material changes in Brambles' ability to comply with the regulatory environment, including competition laws, could give rise to litigation and, in turn, affect reputation, profitability and licences to operate.
- Competition and retention of major customers – Brambles operates in a competitive environment. Many of the markets in which Brambles operates are served by numerous competitors and are subject to the threat of new entrants. In addition, the concentration of distributors in certain areas could lead to shifts in bargaining position and intensity of competition. The above risks could have an impact on market structure, market penetration, revenue, profitability, economies of scale and the value of existing assets.
- Insufficient growth – Brambles is subject to the risk of not selecting the optimal corporate strategy, business model, financial structure or capital allocation, including the pace of expansion into emerging markets. As these are central to the value of shareholders' investment and protection of Brambles' assets, Brambles may be unable to capture the full value of its growth opportunities.
- Innovation – Brambles is subject to the risk of not being able to optimise innovations in its services, products, processes and commercial solutions, including capturing the full value of any innovations that support its growth opportunities. This could have an impact on revenue, profitability, economies of scale and the value of existing assets.

- Operational improvement – Brambles is subject to the risk that it may be unable to capture the full value of operational improvement opportunities. This could result in a reduced ability to control costs or a reduction in control of CHEP's equipment pool.
- Equipment quality – Satisfaction of CHEP customers may fluctuate with the customers' perceived views of equipment quality which, in turn, is influenced by the effectiveness of the quality standards that CHEP employs in its equipment pool. Brambles is subject to the risk that it may not optimise these standards, thereby adversely affecting customer satisfaction with the CHEP service offering and/or the operating and capital costs of the equipment pool.
- People capability – Brambles is subject to the risk of not attracting, developing and retaining high performing individuals in the optimum organisational structure, which could result in it not having sufficient quality and quantity of people to meet its growth and business objectives.
- Market communication – Brambles is subject to risks relating to market expectations, which may lead to a loss of investor confidence in the business and its management.
- Systems and technology – Brambles relies on the continuing operation of its information technology and communications systems, including those in CHEP's Global Data Centre. Failure to optimise these systems, or an extended systems interruption event, could impair Brambles' ability to provide its services effectively. This could damage its reputation and, in turn, have an adverse effect on its ability to attract and retain customers.
- Force majeure – Brambles is subject to the risk of strikes, terrorism, war, fire, flood, earthquakes and other acts of God and other acts outside its control. Whilst Brambles maintains appropriate insurances and fire protection controls, some of these force majeure risks may be uninsurable or exceed the level or scope of Brambles' insurance.
- Safety – Brambles is subject to various operational hazards, including industrial, road traffic or transportation accidents that could potentially result in injury or fatality to employees, contractors or the public. Brambles has adopted a Zero Harm policy to manage its safety risks.

Responsibility statement
For the purposes of compliance with the UK Disclosure and Transparency Rules (DTR), the Directors confirm that, to the best of their knowledge, the interim management report (being this Directors' Report) includes a fair review of the information required by DTR 4.2.7 R (an indication of important events that have occurred during the half-year and their impact on the financial statements; and a description of the principal risks and uncertainties for the second half of the financial year). There is no disclosure to make under DTR 4.2.8 R (related parties transactions that have taken place in the half-year and that have materially affected the financial position or the performance of the company during that period; and any changes in the related parties transactions described in the Brambles 2009 Annual Report that could have a material effect on the financial position or performance of the company in the half-year).

Auditors' independence declaration
The auditors' independence declaration, as required under Section 307C of the Corporations Act 2001, is set out on page 24 and forms part of this report.

This report is made in accordance with a resolution of the Directors.

S P Johns
Director

T J Gorman
Chief Executive Officer

Sydney
17 February 2010



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

www.pwc.com/au

Auditors' independence declaration

As lead auditor for the review of Brambles Limited for the half-year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson
Partner
PricewaterhouseCoopers

Sydney
17 February 2010

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 February 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles reports results for the half-year ended 31 December 2009

Attached is a release to the Exchange from Brambles Limited on its financial report for the half-year ended 31 December 2009.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary



17 February 2010 **Securities Exchange & Media Release**

Brambles reports first-half result for 2010 financial year: strong cash performance but trading conditions remain subdued

Brambles Limited today reported its results[1] for the first six months of the 2010 financial year. Key elements included:

- Sales revenue down 2% to US$2,086.1 million
- Statutory operating profit down 3% to US$338.1 million
- Free cash flow after dividends of $US133.3 million, up US$223.9 million
- Underlying profit[2] down 30% to US$340.2 million
- Statutory profit after tax up 2% to US$206.7 million
- Earnings per share[3] down 8% to 14.8 US cents

Brambles CEO Tom Gorman said: "Business conditions for CHEP and Recall in the first half of the 2010 financial year were weaker than the first half of the 2009 financial year, especially during the first three months.

"At the same time, we continued to generate significant positive cash flow and invest in our long-term future. We are well-placed to return to growth as business conditions gradually improve and initiatives put in place for the long-term show results."

The lower sales revenue and statutory operating profit were predominantly a result of the subdued business conditions in some of our largest markets: the USA, the UK and Spain. Underlying profit was impacted by the rollout of the Better Everyday program in CHEP USA.

Brambles' strong cash flow result reflected ongoing financial discipline and reduced capital expenditure. This occurred while the company continued to invest in initiatives that will underpin its long-term profitable growth.

"The Better Everyday program, our investment in improving quality and service in CHEP USA, is meeting production and customer satisfaction targets," Mr Gorman said. "The restructuring investments we undertook in the 2009 financial year are generating savings as planned.

"Most of our operations continued to grow sales revenue in the half, including established CHEP markets such as Australia, Canada and South Africa and less mature CHEP markets such as Italy, Central & Eastern Europe and Latin America.

"CHEP's reusable plastic containers (RPCs) business and Recall's Document Management Solutions (DMS) business also delivered solid growth. All Brambles' business units except CHEP Americas had net new business wins[4] during the period."

Cash flow and balance sheet

Brambles' strong cash flow resulted from a significant reduction in capital expenditure and an improved working capital outcome. Brambles' free cash flow after dividends was US$133.3 million, a US$223.9 million improvement on the prior corresponding period.

---

[1] All growth figures are on a constant currency basis. Brambles calculates constant currency by translating non-US dollar results at the exchange rates applicable during the prior corresponding period.

[2] The difference in growth rates between statutory operating profit and Underlying profit reflects the impact of Significant items recognised outside of Underlying profit (US$2.1 million in the first half of the 2010 financial year; US$131.7 million in the first half of the 2009 financial year).

[3] Earnings per share includes discontinued operations.

[4] Brambles calculates net new business wins as the revenue impact of new business and lane expansion won and lost in the reporting period, plus the net revenue impact in the period of wins and losses in previous periods for 12 months from the date of win or loss.

Brambles' balance sheet remains strong. Net debt at 31 December 2009 was US$2,028.4 million, down US$115.0 million on 30 June 2009. Undrawn committed credit facilities were US$1,317.2 million, providing ample scope to meet organic investment and growth requirements.

Dividend
The Board of Brambles has declared an interim dividend of 12.5 Australian cents per share, 20% franked and payable on 8 April 2010 to shareholders on the company's register on 18 March 2010. The Board has decided to keep Brambles' Dividend Reinvestment Plan active in relation to this payment.

Brambles Chairman Graham Kraehe said: "The interim dividend is in line with the final dividend declared in August 2009. This reflects our focus on maintaining an appropriate level of payout considering the ongoing economic uncertainty and our long-term investment commitments."

Outlook
Mr Kraehe said: "The Board is confident in Brambles' long-term outlook for profitable growth. Tom has assembled a strengthened management team and the Directors are pleased with the progress of the Better Everyday program."

Mr Gorman said: "CHEP and Recall have outstanding business models, customer bases and prospects for long-term profitable growth. Our strong financial position stands us in good stead to pursue this growth as the economies in which we operate recover.

"CHEP continues to add customers in existing markets, enter new geographies and expand its offering of services and platforms. The Better Everyday program is on track and showing strong early results. We expect CHEP to benefit from a broad-based return to economic growth when it occurs.

"Recall has a strong sales pipeline and growth outlook. We expect continued growth in the DMS business as it expands services to both new and existing customers. The Secure Destruction Services (SDS) business has experienced an increase in paper prices in recent months."

For further information please contact:

Investors and media	
Michael Roberts Vice President, Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199 michael.roberts@brambles.com	James Hall Manager, Investor Relations & Corporate Affairs +61 2 9256 5262 +61 401 524 645 james.hall@brambles.com

Further details of Brambles' 2010 interim result are set out in the following pages and in the Appendix 4D. Brambles management will hold a briefing on this result to investment analysts at 11.30am on 17 February.

The company will webcast the briefing at www.brambles.com and post all presentation materials on its website before the briefing. A replay of the webcast including the questions and answer session will be available on the Brambles website shortly after the live presentation concludes.

Brambles has forwarded copies of the 2010 interim result to the Financial Services Authority. The result will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk.

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website at www.brambles.com.

Sales and profit summary

Table 1
Sales revenue and statutory operating profit

US$ million	1H10 actual	1H10 at prior year FX rates	1H09 actual	% change (actual FX rates)	% change (constant currency)
Sales revenue					
CHEP Americas	756.9	756.3	792.5	(4)%	(5)%
CHEP EMEA	770.1	756.2	761.0	1%	(1)%
CHEP Asia-Pacific	195.0	172.8	166.6	17%	4%
Total CHEP	**1,722.0**	**1,685.3**	**1,720.1**	**-**	**(2)%**
Recall	364.1	350.9	353.1	3%	(1)%
Total sales revenue	**2,086.1**	**2,036.2**	**2,073.2**	**1%**	**(2)%**
Statutory operating profit					
CHEP Americas	108.6	107.9	79.6	36%	36%
CHEP EMEA	159.3	153.6	166.2	(4)%	(8)%
CHEP Asia-Pacific	32.5	26.8	28.4	14%	(6)%
Total CHEP	**300.4**	**288.3**	**274.2**	**10%**	**5%**
Recall	52.5	49.7	49.5	6%	-
Brambles HQ	(14.8)	(11.6)	13.9		
Statutory operating profit	**338.1**	**326.4**	**337.6**	**-**	**(3)%**
Net finance costs	(54.0)	(53.8)	(63.7)	15%	16%
Profit before tax	**284.1**	**272.6**	**273.9**	**4%**	**-**
Tax expense	(77.4)	(74.3)	(78.6)	2%	5%
Profit from continuing operations	**206.7**	**198.3**	**195.3**	**6%**	**2%**
Profit from discontinued operations	0.4	0.4	17.5		
Profit for the period	**207.1**	**198.7**	**212.8**	**(3)%**	**(7)%**
Weighted average number of shares (millions)	**1,403.8**	**1,403.8**	**1,383.8**		
EPS (US¢)	**14.8**	**14.2**	**15.4**	**(4)%**	**(8)%**
EPS (A¢)	**16.8**	**18.6**	**19.5**	**(14)%**	**(5)%**
Interim dividend (A¢ per share)	**12.5**	**12.5**	**17.5**		

Table 2
Underlying profit

US$ million	1H10 actual	1H10 at prior year FX rates	1H09 actual	% change (actual FX rates)	% change (constant currency)
Underlying profit					
CHEP Americas	108.6	107.9	233.3	(53)%	(54)%
CHEP EMEA	161.4	155.8	170.9	(6)%	(9)%
CHEP Asia-Pacific	32.5	26.8	28.9	12%	(7)%
Total CHEP	**302.5**	**290.5**	**433.1**	**(30)%**	**(33)%**
Recall	52.5	49.7	50.5	4%	(2)%
Brambles HQ	(14.8)	(11.6)	(14.3)	(3)%	19%
Underlying profit	**340.2**	**328.6**	**469.3**	**(28)%**	**(30)%**
Net finance costs	(54.0)	(53.8)	(63.7)	15%	16%
Profit before tax	**286.2**	**274.8**	**405.6**	**(29)%**	**(32)%**
Tax expense	(77.9)	(74.8)	(135.1)	42%	45%
Underlying profit after finance costs and tax	**208.3**	**200.0**	**270.5**	**(23)%**	**(26)%**
Weighted average number of shares (millions)	**1,403.8**	**1,403.8**	**1,383.8**		
EPS (US¢)	**14.8**	**14.2**	**19.5**	**(24)%**	**(27)%**

Table 3
Reconciliation of Underlying profit to statutory operating profit

US$ million	1H10		1H09	
	Before tax	After tax	Before tax	After tax
Underlying profit (see Table 2)	**340.2**	**208.3**	**469.3**	**270.5**
CHEP USA – pallet quality program	-	-	(34.5)	(21.0)
CHEP USA – Walmart net transition impact	-	-	(20.2)	(12.4)
Restructuring:	-	-		
Facilities and operations rationalisation	(2.1)	(1.6)	(7.9)	(5.7)
CHEP USA accelerated scrapping of 7 million surplus pallets	-	-	(99.0)	(60.3)
FX gain on capital repatriation from foreign subsidiary	-	-	29.9	29.9
Other	-	-	-	(5.7)
Total Significant items	**(2.1)**	**(1.6)**	**(131.7)**	**(75.2)**
Statutory operating profit (see Table 1)	**338.1**	**206.7**	**337.6**	**195.3**

The Significant item in the first half of the 2010 financial year (facilities and operations rationalisation) represents the continuation of redundancy and plant closure expenses as part of the restructuring announced in February 2009. The project remains on plan, with US$56.4 million charged to date.

Business unit operations review

CHEP Americas

Table 4 CHEP Americas				
US$ million	**1H10**	**1H09**	**% change (actual FX rates)**	**% change (constant currency)**
Sales revenue	756.9	792.5	(4)%	(5)%
Statutory operating profit	108.6	79.6	36%	36%
Statutory operating profit margin	*14%*	*10%*	*4pp*	*4pp*
Significant items:				
Pallet quality program	-	*34.5*		
Walmart net transition impact	-	*20.2*		
Accelerated scrapping of 7 million surplus pallets	-	*99.0*		
	-	*153.7*		
Underlying profit	108.6	233.3	(53)%	(54)%
Underlying profit margin	*14%*	*29%*	*(15)pp*	*(15)pp*
Cash flow from operations	139.8	116.9		

Sales
CHEP Americas' sales revenue was US$756.9 million, down 5%. The largest impact was a 7% reduction in sales revenue in CHEP USA, while CHEP Canada and CHEP Latin America generated sales revenue 3% and 5% higher respectively from a combination of organic growth and new business.

CHEP USA's 7% decline in sales revenue resulted from lower organic issue volumes (3%); the impact of net business losses (2%); and changes in pricing and sales mix (2%). Overall, issue volumes in CHEP USA were down 5%. As advised at the 2009 AGM, CHEP USA anticipates pallet issue volumes for the full 2010 financial year will be 3% lower than the 2009 financial year.

Profit
CHEP Americas' statutory operating profit rose 36% to US$108.6 million but Underlying profit was down 54%. This difference reflects CHEP Americas' recognition in the prior corresponding period of US$153.7 million Significant items. In the first half of the 2010 financial year, CHEP Americas did not recognise any Significant items. CHEP Americas has included in Underlying profit its expenditure on quality initiatives of US$64.8 million, comprising the Better Everyday program and the balance of the USA pallet quality program.

Volume and price reductions had a US$26 million impact on statutory operating profit. Other profit impacts included: an US$18 million increase in the irrecoverable pooling equipment provision (IPEP) expense, reflecting the outcomes of audits completed in the period; and US$10 million from storing approximately 4 million idle pallets within CHEP USA, as identified at the 2009 AGM. CHEP USA expects similar costs from storing these idle pallets in the second half.

Cash flow
The US$22.9 million increase in cash flow from operations reflected a US$55.0 million reduction in capital expenditure, offsetting the reduction in profit. Lower capital expenditure reflects lower overall demand and a reduction in pallet imports and new pallet commitments in CHEP USA.

Better Everyday program
The US$64.8 million expenditure on the Better Everyday program, including US$37 million of spending that remained on the USA pallet quality program, was in line with expectations. Rollout of the program is progressing well, resulting in improvements in quality and service for customers.

Highlights of the rollout to date include:

- Delivery of the new higher repair specification is on target and customer reaction to the higher consistency of quality has been positive:
  - 94% of all issues are now at US Plus standard;
  - delivery at the US Premium standard is meeting demand; and
  - rejections related to pallet quality in the six months to 31 December 2009 were 62% lower than the prior corresponding period.
- Adoption of the Portfolio+Plus account administration tool is accelerating. At 31 December 2009, 32% of CHEP USA customers had adopted the solution in line with a full-year target of 60%.
- The new simplified invoice has been designed and tested with customers for quality and satisfaction and is now in production for rollout beginning in the 2011 financial year.
- Realignment of the sales and marketing teams is progressing. CHEP USA has appointed a new Senior Vice President of Sales & Marketing and is taking additional steps to simplify its sales and marketing structure and move decision-making closer to the customer.

The accelerated pallet scrapping program to tear down 7 million excess pallets announced in February 2009 is proceeding ahead of schedule and in line with the previously announced plan.

CHEP Europe, Middle East & Africa (EMEA)

Table 5
CHEP EMEA

US$ million	1H10	1H09	% change (actual FX rates)	% change (constant currency)
Sales revenue	770.1	761.0	1%	(1)%
Statutory operating profit	159.3	166.2	(4)%	(8)%
Statutory operating profit margin	*21%*	*22%*	*(1)pp*	*(2)pp*
Significant items:				
Restructuring – facilities and operations rationalisation	*2.1*	*4.7*		
Underlying profit	161.4	170.9	(6)%	(9)%
Underlying profit margin	*21%*	*22%*	*(1)pp*	*(1)pp*
Cash flow from operations	202.7	137.1		

Sales
CHEP EMEA's sales revenue was down 1% on the prior corresponding period to US$770.1 million as a result of slower economic conditions.

Pallet issue volumes in Europe were in line with the prior corresponding period as new business wins in less mature CHEP markets such as Italy and Central & Eastern Europe offset a 1% reduction in organic volumes. Pallet volumes in the region's two largest markets, the UK and Spain, were affected by weaker economies, as were operations in the automotive sector. Excluding automotive, sales revenue increased 1%. Net new business wins by CHEP EMEA in the period contributed US$14 million to sales revenue. Pricing was in line with the prior corresponding period. Sales revenue growth was 11% in Middle East & Africa.

CHEP EMEA recorded 10% growth in the RPC market. CHEP South Africa launched its RPC business with Pick n Pay while retailers' use of the platform increased in the UK.

Profit
Statutory operating profit was US$159.3 million, down 8%, and Underlying profit was US$161.4 million, down 9%. Excluding operations in the automotive sector, statutory operating profit was down 3%. Higher storage and handling costs and IPEP expense impacted profit, partially offset by the benefits of restructuring undertaken in the 2009 financial year.

Cash flow
Cash flow improvements were mainly a result of lower capital expenditure.

CHEP Asia-Pacific

Table 6
CHEP Asia-Pacific

US$ million	1H10	1H09	% change (actual FX rates)	% change (constant currency)
Sales revenue	195.0	166.6	17%	4%
Statutory operating profit	32.5	28.4	14%	(6)%
Statutory operating profit margin	*17%*	*17%*	-	*(1)pp*
Significant items:				
Restructuring – facilities and operations rationalisation	-	*0.5*		
Underlying profit	32.5	28.9	12%	(7)%
Underlying profit margin	*17%*	*17%*	-	*(1)pp*
Cash flow from operations	35.7	(22.8)		

Sales
CHEP Asia-Pacific delivered sales revenue growth of 4% to US$195.0 million. CHEP Australia offset the impact of a weak automotive sector and lower pallet hire balances from supply chain destocking with greater diversification of its revenue streams, notably through growth in RPCs and plastic display pallets. Excluding the Australian automotive sector, sales revenue growth was 6%.

China and India's combined sales revenue was double that of the prior corresponding period at US$6.4 million, reflecting growth in pallet volumes and container services in the Chinese automotive sector. Sales revenue in New Zealand and South-East Asia also grew in the period.

Profit
Statutory operating profit was 6% lower and Underlying profit was down 7% to US$32.5 million. Impacts on profit included: the subdued conditions in the Australian automotive sector; depreciation expense from new platform equipment and pooling assets purchased in the 2009 financial year; and lower pallet hire balances. Excluding the Australian automotive business, statutory operating profit was in line with the prior corresponding period.

Cash flow
The strong improvement in cash flow reflected a US$35.0 million reduction in capital expenditure, combined with working capital efficiencies and positive foreign exchange impacts. In the prior corresponding period, cash flow was impacted by capital expenditure relating to the commencement of a RPC contract in Australia and customer growth in China.

Recall

Table 7 Recall				
US$ million	**1H10**	**1H09**	**% change (actual FX rates)**	**% change (constant currency)**
Sales revenue	364.1	353.1	3%	(1)%
Statutory operating profit	52.5	49.5	6%	-
Statutory operating profit margin	*14%*	*14%*	-	-
Significant items:				
Restructuring – facilities and operations rationalisation	-	*1.0*		
Underlying profit	52.5	50.5	4%	(2)%
Underlying profit margin	*14%*	*14%*	-	-
Cash flow from operations	45.9	22.0		

Sales
Recall's sales revenue was 1% lower at US$364.1 million, reflecting lower paper prices and volumes in the SDS service line. Carton volumes in the DMS service line rose 5%. Net new business wins contributed sales revenue growth of 3%. Excluding SDS, Recall's sales revenue was up 4%

Profit
Statutory operating profit was in line with the prior corresponding period at US$52.5 million. Underlying profit was down 2%. Excluding SDS, statutory operating profit rose 16%, reflecting the benefits of restructuring Recall undertook during the 2009 financial year and an ongoing focus on cost efficiencies.

Cash flow
The increase in cash flow was largely a result of working capital efficiencies.

Safety

Brambles' safety performance continued to improve in the six-month period. The 12-month rolling Brambles Injury Frequency Rate (BIFR) was 21.8 per million man hours at 31 December 2009, compared with 23.1 per million man hours at 30 June 2009. Injury frequency and severity reduced, reflecting Brambles' ongoing commitment to pursuing Zero Harm.

Additional financial information

Capital expenditure (property, plant and equipment) and cash flow

Table 8
Capital expenditure on property, plant and equipment (accruals basis)

US$ million	1H10	1H09	Change
CHEP Americas	101.7	156.7	55.0
CHEP EMEA	84.7	136.0	51.3
CHEP Asia-Pacific	27.9	62.9	35.0
Total CHEP	**214.3**	**355.6**	**141.3**
Recall	18.1	21.1	3.0
Brambles HQ	0.1	0.3	0.2
Total capital expenditure	**232.5**	**377.0**	**144.5**

Table 9
Cash flow

US$ million	1H10	1H09	Change
Continuing operations			
Underlying profit	340.2	469.3	(129.1)
Significant items within ordinary activities	-	(54.7)	54.7
Depreciation & amortisation	221.9	212.8	9.1
EBITDA	**562.1**	**627.4**	**(65.3)**
Capital expenditure (cash basis)	(254.6)	(400.1)	145.5
Proceeds from disposals	43.6	41.2	2.4
Working capital movement	(21.4)	(65.5)	44.1
Irrecoverable pooling equipment provision	60.2	36.5	23.7
Provisions / Other	10.4	(18.7)	29.1
Cash flow from operations	**400.3**	**220.8**	**179.5**
Significant items outside ordinary activities	(35.1)	(21.7)	(13.4)
Cash flow from operations (incl. Significant items)	**365.2**	**199.1**	**166.1**
Financing costs and tax	(130.6)	(126.5)	(4.1)
Free cash flow	**234.6**	**72.6**	**162.0**
Dividends paid	(101.3)	(163.2)	61.9
Free cash flow after dividends	**133.3**	**(90.6)**	**223.9**

Brambles' reduction in capital expenditure of US$144.5 million[5] was driven predominantly by reduced requirements for new pallets in CHEP. The reduction also reflected investment in new service centres and a RPC contract in Australia in the prior corresponding period. Total pallet capital expenditure was US$170.9 million, compared with US$274.0 million in the prior corresponding period. Capital expenditure within Recall supported growth and expansion in security infrastructure.

Cash flow improved as savings in capital expenditure more than offset the reduction in EBITDA.

Significant items included spend for facilities and operations rationalisation and the accelerated scrapping of excess pallets in CHEP USA, which was provided for in the prior financial year.

[5] Capital expenditure quoted on an accruals basis. On a cash basis, the reduction was US$145.5 million.

Interest

Net finance costs were US$54.0 million compared with US$63.7 million in the prior corresponding period. The reduction in net finance costs reflected lower interest rates on variable rate borrowings and lower average borrowings compared with the prior period. These benefits were partially offset by higher borrowing margins and fees on debt refinanced during the 2009 financial year.

Tax

The effective tax rate (ETR) applying to both statutory operating profit and Underlying profit was 27.2%. In the prior corresponding period, the ETR was 28.7% for statutory operating profit and 33.3% for Underlying profit. The reduction in the ETR was mainly a result of a net reversal of tax provisions following the receipt of a tax ruling, and lower profits in the USA.

Brambles Value Added

Brambles Value Added was US$71.0 million in the period, down US$80.4 million on the prior corresponding period, reflecting the reduction in profit from ordinary activities.

Debt

Table 10
Net debt and key ratios

US$ million	December 2009	June 2009	Change
Current debt	66.4	68.0	1.6
Non-current debt	2,079.9	2,165.5	85.6
Gross debt	**2,146.3**	**2,233.5**	**87.2**
Less cash	(117.9)	(90.1)	27.8
Net debt	**2,028.4**	**2,143.4**	**115.0**
	1H10	**1H09**	**Change**
EBITDA	562.1	627.4	(65.3)
Net finance costs	54.0	63.7	9.7
Key ratios			
Net debt to EBITDA	1.8x	1.9x	0.1x
EBITDA interest cover	10.4x	9.8x	0.6x

Net debt at 31 December 2009 was US$2,028.4 million, down US$115.0 million from 30 June 2009 as a result of positive cash generation after dividends. At 31 December 2009, committed credit facilities, including US$535.0 million of US private placement notes, totalled US$3,425.5 million, of which US$567.4 million is due to expire in the next 12 months. Undrawn committed credit facilities totalled US$1,317.2 million, while cash balances stood at US$117.9 million.

Investment grade credit ratings of BBB+ (stable outlook) from Standard & Poor's and Baa1 (stable outlook) from Moody's Investor Services were issued in December 2009. These ratings reaffirm the underlying strength of Brambles' business and will provide the company with additional financial flexibility in accessing debt funding.

The ratio of net debt to EBITDA for the period was 1.8 times and EBITDA interest cover was 10.4 times.

Foreign exchange rates

The principal foreign exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	First half 2010	0.8765	1.4570	1.6328
	First half 2009	0.7759	1.4180	1.7166
Period end	31 December 2009	0.8987	1.4416	1.6129
	30 June 2009	0.8114	1.4106	1.6637

Dividend

	Aust. cents per share	Franking	Ex dividend trading date	Record date	Payment date
Interim	12.5	20%	12 March 2010	18 March 2010	8 April 2010

The unfranked component of the interim dividend is conduit foreign income. Consequently, no Australian dividend withholding tax will be payable on the interim dividend to be paid to Brambles' non-resident shareholders.

Dividend Reinvestment Plan

The Board has set the price at which shares will be allotted under Brambles' Dividend Reinvestment Plan (DRP) for the interim dividend as the arithmetic average of the daily volume-weighted average sale price of all Brambles shares sold on the Australian Securities Exchange (ASX) in the ordinary course of trading during the 10 trading days starting 22 March 2010, less a discount of 2.5%. The record date is the latest date on which an eligible shareholder can elect to participate or increase their participation in the DRP.

Forward-looking statements

Certain statements made in this release are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this release. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.

Background information

US$ million Actual fx rates	1H10	1H09	2H09	FY09
Sales				
CHEP Americas	756.9	792.5	764.4	1,556.9
CHEP EMEA	770.1	761.0	691.6	1,452.6
CHEP Asia-Pacific	195.0	166.6	156.8	323.4
Total CHEP	1,722.0	1,720.1	1,612.8	3,332.9
Recall	364.1	353.1	332.6	685.7
Total Brambles	2,086.1	2,073.2	1,945.4	4,018.6
Underlying profit				
CHEP Americas	108.6	233.3	201.1	434.4
CHEP EMEA	161.4	170.9	156.6	327.5
CHEP Asia-Pacific	32.5	28.9	32.2	61.1
Total CHEP	302.5	433.1	389.9	823.0
Recall	52.5	50.5	53.8	104.3
Total Brambles (including HQ)	340.2	469.3	431.3	900.6
Underlying profit margin				
CHEP Americas	14%	29%	26%	28%
CHEP EMEA	21%	22%	23%	23%
CHEP Asia-Pacific	17%	17%	21%	19%
Total CHEP	18%	25%	24%	25%
Recall	14%	14%	16%	15%
Total Brambles (including HQ)	16%	23%	22%	22%
Statutory operating profit				
CHEP Americas	108.6	79.6	149.4	229.0
CHEP EMEA	159.3	166.2	120.3	286.5
CHEP Asia-Pacific	32.5	28.4	29.5	57.9
Total CHEP	300.4	274.2	299.2	573.4
Recall	52.5	49.5	46.4	95.9
Total Brambles (including HQ)	338.1	337.6	380.6	718.2
Average capital invested				
CHEP Americas	1,748.2	1,625.5	1,707.9	1,666.7
CHEP EMEA	1,505.8	1,493.9	1,402.9	1,448.4
CHEP Asia-Pacific	381.9	314.6	323.6	319.1
Total CHEP	3,635.9	3,434.0	3,434.4	3,434.2
Recall	947.0	925.6	869.0	897.3
Total Brambles (including HQ)	4,522.0	4,293.2	4,244.2	4,268.7
Return on capital invested (annualised) (based on Underlying profit)				
CHEP Americas	12%	29%	24%	26%
CHEP EMEA	21%	23%	22%	23%
CHEP Asia-Pacific	17%	18%	20%	19%
Total CHEP	17%	25%	23%	24%
Recall	11%	11%	12%	12%
Total Brambles (including HQ)	15%	22%	20%	21%

Background information *(continued)*

US$ million Actual fx rates	1H10	1H09	2H09	FY09
Cash flow from operations				
CHEP Americas	139.8	116.9	150.1	267.0
CHEP EMEA	202.7	137.1	235.6	372.7
CHEP Asia-Pacific	35.7	(22.8)	32.6	9.8
Total CHEP	378.2	231.2	418.3	649.5
Recall	45.9	22.0	84.9	106.9
Total Brambles (including HQ)	400.3	220.8	501.6	722.4
Capital expenditure on property, plant & equipment (accruals basis)				
CHEP Americas	101.7	156.7	134.1	290.8
CHEP EMEA	84.7	136.0	98.4	234.4
CHEP Asia-Pacific	27.9	62.9	29.8	92.7
Total CHEP	214.3	355.6	262.3	617.9
Recall	18.1	21.1	31.3	52.4
Total Brambles (including HQ)	232.5	377.0	295.4	672.4
Depreciation of property, plant & equipment				
CHEP Americas	79.3	82.9	79.5	162.4
CHEP EMEA	83.9	83.2	78.2	161.4
CHEP Asia-Pacific	24.7	17.1	18.1	35.2
Total CHEP	187.9	183.2	175.8	359.0
Recall	16.9	16.2	16.0	32.2
Total Brambles (including HQ)	205.0	199.5	191.8	391.3
Capex/depreciation ratio				
CHEP Americas	1.3x	1.9x	1.7x	1.8x
CHEP EMEA	1.0x	1.6x	1.3x	1.5x
CHEP Asia-Pacific	1.1x	3.7x	1.6x	2.6x
Total CHEP	1.1x	1.9x	1.5x	1.7x
Recall	1.1x	1.3x	2.0x	1.6x
Total Brambles (including HQ)	1.1x	1.9x	1.5x	1.7x
Pallet numbers (millions) [1]				
CHEP Americas	99	104		103
CHEP EMEA	129	136		130
CHEP Asia-Pacific	18	18		18
Total CHEP	246	258		251
Carton numbers - Recall (millions)	91	86		88
BVA [2]				
CHEP Americas	9.4	83.1	55.4	138.5
CHEP EMEA	69.9	82.5	77.3	159.8
CHEP Asia-Pacific	7.8	11.3	14.9	26.2
Total CHEP	87.1	176.9	147.6	324.5
Recall	(6.5)	(7.1)	0.7	(6.4)
Total Brambles (including HQ)	71.0	151.4	131.6	283.0

[1] Shown gross, before provisions

[2] At fixed June 2009 exchange rates

Glossary

Actual rates
In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.

Average Capital Invested
Average Capital Invested (ACI) is a 12-month average of capital invested. Semi-annual average capital invested calculated as a 6 month average.

Capital Invested is calculated as net assets before tax balances, cash and borrowings, but after adjustment for accumulated pre-tax Significant items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.

BIFR
Brambles Injury Frequency Rate (BIFR) is the sum of the total number of fatalities, lost-time injuries, modified duties and medical treatments, calculated on a per million hours worked basis.

BVA
Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as:
- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

Capital expenditure
Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

Constant currency
In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

Continuing operations
Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.

ROCI
Return on Capital Invested or ROCI is calculated as Underlying profit divided by Average Capital Invested.

Significant items
Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:
- outside the ordinary course of business (for example, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit
Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 February 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

COPIES OF SLIDES FOR ANALYSTS' BRIEFING, SYDNEY

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr Tom Gorman, and Chief Financial Officer, Mr Greg Hayes, at an analyst briefing to be held in Sydney later today.

The slides and webcast of the briefing will be available on the Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary


Brambles
2010 Interim Results
Analyst presentation
17 February 2010


Tom Gorman
Chief Executive Officer
Brambles

FIRST-HALF RESULTS

- Solid financial discipline
  - Cash flow
  - Balance sheet
  - Overhead reduction
- Sales negatively impacted by economic weakness
  - USA
  - Western Europe
- Winning business in all markets today
- Continuing long-term investment
  - Better Everyday in CHEP USA
  - Growth markets

3 Brambles

FIRST-HALF RESULTS (CONTINUED)

- Safety performance
  - Ongoing improvements
  - Zero Harm
- New leadership team
- Well-placed to return to growth
  - Leveraged to economic recovery
  - Brambles initiatives

4 Brambles

GROUP OVERVIEW

Sales revenue	Statutory operating profit	Statutory EPS	Free cash flow after dividends
↓2%	↓3%	↓8%	↑US$224m

- Sales revenue down 2%
  - Subdued business conditions
  - Primarily Automotive and SDS
- Statutory operating profit down 3%
  - Underlying profit down 30%
  - Better Everyday in CHEP USA
- Strong cash flow
- Interim dividend of A12.5¢

Growth % calculated on constant currency basis; free cash flow after dividends is at actual rates


GROUP SALES REVENUE
US$m
2,073
8
26
20
17
2,036
1H09
Price/Mix
Automotive/SDS
Organic
Net new business
1H10
All numbers are calculated at constant currency
6
Brambles



SALES REVENUE BY PRODUCT LINE
CHEP
US$m
49
65
89
1,519
Growth vs. 1H09
Pallets 2%
RPC 15%
Automotive 17%
Other 7%
Pallets 88%
RPC 5%
Automotive 4%
Other 3%
Growth % calculated on constant currency
7
Brambles



CHEP AMERICAS RESULTS
CHEP
Sales revenue 5%
Statutory operating profit 36%
Underlying profit 54%
Cash flow from operations US$23m
Sales revenue down 5%
CHEP USA sales decline
Sales up in CHEP Canada, CHEP Latin America
Anticipate CHEP USA pallet issue volumes down 3% for FY10
Statutory operating profit up 36%
No Significant items in 1H10
Underlying profit down 54%
Better Everyday
All quality spend included in Underlying profit (excluded in FY09)
Volume/price, IPEP, storage
Cash flow increase reflects capex reduction
Growth % calculated on constant currency basis; cash flow at actual rates
8
Brambles

BETTER EVERYDAY



- Rollout progressing on target
  - US$65m expenditure in line with plan
- Pallet quality and service improvements
  - Positive reaction to new repair specifications
  - Rejections down
- Ease of doing business
  - Portfolio+Plus roll-out on track
  - Simplified invoice launch in FY11
- Strengthen, realign sales and marketing

9 Brambles

CHEP EMEA RESULTS



Sales revenue	Statutory operating profit	Cash flow from operations
↓1%	↓8%	↑US$66m

- Sales revenue down 1%
  - Weak UK and Spain
  - Automotive subdued
  - Offset by new business growth
- Operating profit down 8%
  - Deleveraging costs
  - Restructuring savings
- Cash flow improvement: lower capex

Growth % calculated on constant currency basis; cash flow at actual rates

10 Brambles


CHEP ASIA-PACIFIC RESULTS
CHEP
Sales revenue
4%
Statutory operating profit
6%
Cash flow from operations
US$59m
Sales revenue up 4%
CHEP Australia: new platforms offset lower pallet volumes
Weak automotive
China, India, South-East Asia, New Zealand sales growth
Operating profit down 6%
Strong cash flow
Growth % calculated on constant currency basis; cash flow at actual rates
11
Brambles


SALES REVENUE BY PRODUCT LINE
recall
US$m
37
69
258
DMS 71%
SDS 19%
DPS 10%
Growth vs. 1H09
DMS 4%
SDS 15%
DPS 1%
Growth % calculated on constant currency basis
12
Brambles

RECALL RESULTS

recall

Sales revenue ↓ 1%	Statutory operating profit in line with prior period	Cash flow from operations ↑ US$24m

- Sales revenue down 1%
  - Growth in core DMS
  - SDS down 15%
  - Excluding SDS sales up 4%
- Statutory operating profit in line with 1H09
  - Up 16% excluding SDS
  - Benefits of FY09 restructuring

Growth % calculated on constant currency basis; cash flow at actual rates

13

Brambles


Greg Hayes
Chief Financial Officer
Brambles

2010 FIRST-HALF RESULTS

	Actual	Constant		
	1H10 US$m	1H10 US$m	1H09 US$m	Growth %
Continuing operations				
Sales revenue	**2,086.1**	2,036.2	2,073.2	(2)
Underlying profit	**340.2**	328.6	469.3	(30)
Statutory operating profit	**338.1**	326.4	337.6	(3)
Profit before tax	**284.1**	272.6	273.9	-
Profit after tax	**206.7**	198.3	195.3	2
Statutory EPS[1] (cents)	**14.8**	14.2	15.4	(8)
Cash flow from operations	**400.3**	379.3	220.8	72
Brambles Value Added		71.0	151.4	(53)

[1]Includes discontinued operations
Growth % calculated on constant currency basis

SIGNIFICANT ITEMS

Actual rates	1H10 US$m	1H09 US$m
Underlying profit	**340.2**	**469.3**
Items within ordinary activities, but unusual due to size and nature:		
CHEP USA Quality program	-	(34.5)
Walmart net transition impact	-	(20.2)
Items outside the ordinary course of business:		
Accelerated scrapping of surplus pallets	-	(99.0)
Facilities and operations rationalisation	(2.1)	(7.9)
Foreign exchange gain on capital repatriation	-	29.9
Subtotal	**(2.1)**	**(131.7)**
Statutory operating profit	**338.1**	**337.6**


GROUP UNDERLYING PROFIT
US$m
469
19
15
65
23
18
329
1H09
Vol/Price/Mix
Automotive/SDS
Better Everyday & Quality
Direct costs
Other
1H10
All numbers are calculated at constant currency
17
Brambles

OVERVIEW

CHEP

	Actual	Constant		
	1H10 US$m	1H10 US$m	1H09 US$m	Growth %
Americas	**756.9**	756.3	792.5	**(5)**
EMEA	**770.1**	756.2	761.0	**(1)**
Asia-Pacific	**195.0**	172.8	166.6	**4**
Sales revenue	**1,722.0**	**1,685.3**	**1,720.1**	**(2)**
Statutory operating profit	**300.4**	**288.3**	**274.2**	**5**
Profit margin (%)	**17**	**17**	**16**	

Growth % calculated on constant currency basis

18

Brambles


CHEP AMERICAS
– STATUTORY OPERATING PROFIT
CHEP
US$m
80
99
20
34
233
65
26
18
16
108
1H09 Operating profit
Accelerated scrapping of surplus pallets
Walmart net transition impact
Pallet quality program
1H09 Underlying profit
Better Everyday & Quality
Vol, Price & Mix
Direct costs
Other
1H10 Operating profit
All numbers are calculated at constant currency
19
Brambles


CHEP EMEA
– STATUTORY OPERATING PROFIT
CHEP
US$m
166
3
8
8
1
154
1H09
Vol, Price, Mix
Automotive
Direct costs
Other
1H10
All numbers are calculated at constant currency
20
Brambles


CHEP ASIA-PACIFIC
– STATUTORY OPERATING PROFIT
CHEP
US$m
28
3
2
2
27
1H09
Vol, Price & Mix
Automotive (Australia)
Other
1H10
All numbers are calculated at constant currency
21
Brambles

OVERVIEW

recall

	Actual	Constant		
	1H10 US$m	1H10 US$m	1H09 US$m	Growth %
Americas	**161.9**	159.9	161.2	(1)
Europe	**95.3**	94.4	96.8	(2)
RoW	**106.9**	96.6	95.1	2
Sales revenue	**364.1**	**350.9**	**353.1**	**(1)**
Statutory operating profit	**52.5**	**49.7**	**49.5**	–
Profit margin (%)	**14**	**14**	**14**	

Growth % calculated on constant currency basis

22

Brambles


RECALL
– STATUTORY OPERATING PROFIT
recall
US$m
50
1
6
6
1
50
1H09
Vol, Price & Mix
SDS
Direct Costs
Other
1H10
All numbers are calculated at constant currency
23
Brambles


Cash flow and finance
Brambles

STRONG CASH FLOW

US$m Actual rates	1H10	1H09	Change
EBITDA	**562.1**	**627.4**	**(65.3)**
Capital expenditure	**(254.6)**	(400.1)	145.5
Proceeds from disposals	**43.6**	41.2	2.4
Working capital movement	**(21.4)**	(65.5)	44.1
Irrecoverable pooling equipment provision	**60.2**	36.5	23.7
Provisions / other	**10.4**	(18.7)	29.1
Cash flow from operations	**400.3**	**220.8**	**179.5**
Significant items outside ordinary activities	**(35.1)**	(21.7)	(13.4)
Cash flow from operations after Significant items	**365.2**	**199.1**	**166.1**
Financing costs and tax	**(130.6)**	(126.5)	(4.1)
Free cash flow	**234.6**	**72.6**	**162.0**
Dividends	**(101.3)**	(163.2)	61.9
Free cash flow after dividends	**133.3**	**(90.6)**	**223.9**

25

Brambles


CAPITAL EXPENDITURE (PP&E)
US$m Actual rates
(144)
433
416
377
295
233
1H08
2H08
1H09
2H09
1H10
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
26
Brambles

FINANCIAL RATIOS

Actual rates	Dec 09	Jun 09
Closing net debt (US$m)	**2,028.4**	**2,143.4**
Gearing (%)	**55.3**	**60.0**
(Net debt/Net debt & equity)		

Actual rates	1H10	1H09	Covenants
EBITDA* / Net finance costs (x)	**10.4**	**9.8**	x 3.5 (min)
Net debt / EBITDA* (x)	**1.8**	**1.9**	x 3.5 (max)

* EBITDA is Underlying profit excluding depreciation and amortisation, plus Significant items that are within ordinary activities

27 Brambles

CREDIT FACILITES & LIQUIDITY

- Ample funding headroom
  - Undrawn committed credit facilities of US$1,317m
  - Cash balances of US$118m
- Investment grade credit ratings issued December 2009
  - BBB+ (stable outlook) from Standard & Poor's
  - Baa1 (stable outlook) from Moody's Investor Services

28 Brambles

Tom Gorman
Chief Executive Officer

Brambles

OUTLOOK

- Outstanding business models
  - Market position
  - Customer base
  - New business pipeline
  - Long-term growth
- Positioned for improved performance as economic conditions recover

30

Brambles

DISCLAIMER STATEMENT

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

31 Brambles

Brambles

2010 Interim Results

Analyst presentation

17 February 2010

CONTACT DETAILS

Michael Roberts

Vice President, Investor Relations & Corporate Affairs

michael.roberts@brambles.com

+61 2 9256 5216

+61 418 263 199

James Hall

Manager, Investor Relations & Corporate Affairs

james.hall@brambles.com

+61 2 9256 5262

+61 401 524 645

APPENDIX 1A

GLOSSARY OF TERMS & MEASURES

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates — In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.

Brambles Value Added (BVA) — Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value.

It is calculated using fixed June 2009 exchange rates as:

- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

Capital expenditure (capex) — Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.

Cash flow from operations — Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

Constant currency — Constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

APPENDIX 1B

GLOSSARY OF TERMS & MEASURES (CONTINUED)

Except where noted, common terms and measures used in this document are based upon the following definitions:

Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
EPS	Profit after tax, minority interests and Significant items, divided by shares in issue.
Free cash flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
Sales revenue	Excludes revenues of associates and non trading revenue.
Shares in issue	Based on weighted average shares in issue of 1,403.8m in 1H10; 1,383.8m in 1H09.
Significant items	*Significant items are items of income or expense which are*, either individually or in aggregate, material to Brambles or to the relevant business segment and: ▪ outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or ▪part of the ordinary activities of the business but unusual due to their size and nature.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

35 Brambles



APPENDIX 2A
CHEP USA – PLANT OPERATIONS & TRANSPORTATION TRENDS
CHEP
Plant cost ratio*
(Plant costs / Sales)
45%
40%
35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 1H10
Transportation cost ratio
(Transportation costs / Sales)
33%
28%
23%
18%
FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 1H10
* FY08, FY09 and FY10 costs include the Quality and Better Everyday Program.
36 Brambles


APPENDIX 2B
CHEP USA
– ASSET PRODUCTIVITY TRENDS
CHEP
Control ratio
(Returns + Recoveries / Total Issues)
100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
New equipment issue ratio
(Pallets purchased / Total issues)
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
37
Brambles


APPENDIX 3A
CHEP EUROPE – PLANT OPERATIONS & TRANSPORTATION TRENDS
CHEP
Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
Transportation cost ratio
(Transportation costs / Sales)
28%
24%
20%
16%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
Major pallet sizes (B1210A and B1208A only)
38
Brambles


APPENDIX 3B
CHEP EUROPE
– ASSET PRODUCTIVITY TRENDS
CHEP
Control ratio
(Returns + Recoveries / Total Issues)
New equipment issue ratio
(Pallets purchased / Total issues)
98%
96%
94%
92%
90%
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
Major pallet sizes (B1210A and B1208A only)
39
Brambles

APPENDIX 4

CURRENCY MIX

		1H10 Currency mix at Actual FX rates				
US$m	Total	USD	EUR	GBP	AUD	Other
Sales revenue	**2,086.1**	675.1	552.0	205.6	251.3	402.1
Statutory operating profit	**338.1**	53.1	98.1	39.0	44.4	103.5
Net debt [1]	**2,028.4**	1,543.3	427.2	(73.4)	84.2	47.1

[1] Net debt shown after adjustments for impact of financial derivatives

40

Brambles

APPENDIX 5

EFFECTIVE TAX RATE

Actual rates	1H10 US$m	1H09 US$m
Underlying profit before tax	286.2	405.6
Tax expense	77.9	135.1
Tax rate on Underlying profit	**27.2%**	**33.3%**
Adjustment for non-recurring items	3.3%	-
Adjusted effective tax rate	**30.5%**	**33.3%**

41 Brambles

APPENDIX 6

CREDIT FACILITIES & DEBT PROFILE

US$ billion

Maturity	Type	Committed Facilities	Debt drawn	Headroom
< 12 months	Bank	0.6	-	0.6
1 – 2 years	Bank/USPP[1]	0.3	0.3	-
2 – 3 years	Bank	1.2	0.9	0.3
3 – 4 years	Bank	1.0	0.6	0.4
4 – 5 years	USPP[1]	0.2	0.2	-
> 5 years	USPP[1]	0.1	0.1	-
Total		**3.4**	**2.1**	**1.3**

[1] US Private Placement

42 Brambles


APPENDIX 7
CAPITAL EXPENDITURE
US$m Actual rates
255
22
233
18
21
194
23
171
Pallets
Containers
Other
17%
10%
73%
1H10 Cash
Accrual Movement
FY09 Additions
Recall
Land and P&E
Pooling
Containers
Pallets
43
Brambles


APPENDIX 8
PAPER PRICES – NORTH AMERICA
recall
US$m Actual rates
Price per ton
250
210
170
130
90
50
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
44
Brambles

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 February 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Copy of slides for media presentation

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr Tom Gorman at a media briefing to be held in Sydney later today.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary


Brambles
2010 Interim Results
Media presentation
17 February 2010

Tom Gorman

Chief Executive Officer

Brambles

FIRST-HALF RESULTS

- Solid financial discipline
  - Cash flow
  - Balance sheet
  - Overhead reduction
- Sales negatively impacted by economic weakness
  - USA
  - Western Europe
- Winning business in all markets today
- Continuing long-term investment
  - Better Everyday in CHEP USA
  - Growth markets

3 Brambles

FIRST-HALF RESULTS (CONTINUED)

- Safety performance
  - Ongoing improvements
  - Zero Harm
- New leadership team
- Well-placed to return to growth
  - Leveraged to economic recovery
  - Brambles initiatives

4 Brambles

GROUP OVERVIEW

Sales revenue	Statutory operating profit	Statutory EPS	Free cash flow after dividends
↓2%	↓3%	↓8%	↑US$224m

- Sales revenue down 2%
  - Subdued business conditions
  - Primarily Automotive and SDS
- Statutory operating profit down 3%
  - Underlying profit down 30%
  - Better Everyday in CHEP USA
- Strong cash flow
- Interim dividend of A12.5¢

Growth % calculated on constant currency basis; free cash flow after dividends is at actual rates

5 Brambles

GROUP SALES REVENUE


US$m
2,073
8
26
20
17
2,036
1H09
Price/Mix
Automotive/SDS
Organic
Net new business
1H10

All numbers are calculated at constant currency

6 Brambles


SALES REVENUE BY PRODUCT LINE
CHEP
US$m
49
65
89
1,519
Growth vs. 1H09
Pallets ↓ 2%
RPC ↑15%
Automotive ↓17%
Other ↓ 7%
Pallets 88%
RPC 5%
Automotive 4%
Other 3%
Growth % calculated on constant currency
7
Brambles


CHEP AMERICAS RESULTS
CHEP
Sales revenue ↓ 5%
Statutory operating profit ↑ 36%
Underlying profit ↓ 54%
Cash flow from operations ↑ US$23m
Sales revenue down 5%
CHEP USA sales decline
Sales up in CHEP Canada, CHEP Latin America
Anticipate CHEP USA pallet issue volumes down 3% for FY10
Statutory operating profit up 36%
No Significant items in 1H10
Underlying profit down 54%
Better Everyday
All quality spend included in Underlying profit (excluded in FY09)
Volume/price, IPEP, storage
Cash flow increase reflects capex reduction
Growth % calculated on constant currency basis; cash flow at actual rates
8
Brambles

BETTER EVERYDAY


CHEP

- Rollout progressing on target
  - US$65m expenditure in line with plan
- Pallet quality and service improvements
  - Positive reaction to new repair specifications
  - Rejections down
- Ease of doing business
  - Portfolio+Plus roll-out on track
  - Simplified invoice launch in FY11
- Strengthen, realign sales and marketing

CHEP EMEA RESULTS


CHEP

Sales revenue	Statutory operating profit	Cash flow from operations
↓1%	↓8%	↑US$66m

- Sales revenue down 1%
  - Weak UK and Spain
  - Automotive subdued
  - Offset by new business growth
- Operating profit down 8%
  - Deleveraging costs
  - Restructuring savings
- Cash flow improvement: lower capex

Growth % calculated on constant currency basis; cash flow at actual rates


CHEP ASIA-PACIFIC RESULTS
CHEP
Sales revenue
↑4%
Statutory operating profit
↓6%
Cash flow from operations
↑US$59m
Sales revenue up 4%
CHEP Australia: new platforms offset lower pallet volumes
Weak automotive
China, India, South-East Asia, New Zealand sales growth
Operating profit down 6%
Strong cash flow
Growth % calculated on constant currency basis; cash flow at actual rates
11
Brambles


SALES REVENUE BY PRODUCT LINE
recall
US$m
37
69
258
DMS 71%
SDS 19%
DPS 10%
Growth vs. 1H09
DMS ↑4%
SDS ↓15%
DPS ↑1%
Growth % calculated on constant currency basis
12
Brambles

RECALL RESULTS

recall

Sales revenue ↓ 1%	Statutory operating profit in line with prior period	Cash flow from operations ↑ US$24m

- Sales revenue down 1%
  - Growth in core DMS
  - SDS down 15%
  - Excluding SDS sales up 4%
- Statutory operating profit in line with 1H09
  - Up 16% excluding SDS
  - Benefits of FY09 restructuring

Growth % calculated on constant currency basis; cash flow at actual rates

13 Brambles

2010 FIRST-HALF RESULTS

	Actual	Constant		
	1H10 US$m	1H10 US$m	1H09 US$m	Growth %
Continuing operations				
Sales revenue	**2,086.1**	2,036.2	2,073.2	(2)
Underlying profit	**340.2**	328.6	469.3	(30)
Statutory operating profit	**338.1**	326.4	337.6	(3)
Profit before tax	**284.1**	272.6	273.9	-
Profit after tax	**206.7**	198.3	195.3	2
Statutory EPS[1] (cents)	**14.8**	14.2	15.4	(8)
Cash flow from operations	**400.3**	379.3	220.8	72
Brambles Value Added		71.0	151.4	(53)

[1]Includes discontinued operations
Growth % calculated on constant currency basis

14 Brambles


GROUP UNDERLYING PROFIT
US$m
469
19
15
65
23
18
329
1H09
Vol/Price/Mix
Automotive/SDS
Better Everyday & Quality
Direct costs
Other
1H10
All numbers are calculated at constant currency
15
Brambles

STRONG CASH FLOW

US$m Actual rates	1H10	1H09	Change
EBITDA	**562.1**	**627.4**	**(65.3)**
Capital expenditure	**(254.6)**	(400.1)	145.5
Proceeds from disposals	**43.6**	41.2	2.4
Working capital movement	**(21.4)**	(65.5)	44.1
Irrecoverable pooling equipment provision	**60.2**	36.5	23.7
Provisions / other	**10.4**	(18.7)	29.1
Cash flow from operations	**400.3**	**220.8**	**179.5**
Significant items outside ordinary activities	**(35.1)**	(21.7)	(13.4)
Cash flow from operations after Significant items	**365.2**	**199.1**	**166.1**
Financing costs and tax	**(130.6)**	(126.5)	(4.1)
Free cash flow	**234.6**	**72.6**	**162.0**
Dividends	**(101.3)**	(163.2)	61.9
Free cash flow after dividends	**133.3**	**(90.6)**	**223.9**

16 Brambles


CAPITAL EXPENDITURE (PP&E)
US$m Actual rates
(144)
433
416
377
295
233
1H08
2H08
1H09
2H09
1H10
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
17
Brambles

FINANCIAL RATIOS

Actual rates	Dec 09	Jun 09
Closing net debt (US$m)	**2,028.4**	**2,143.4**
Gearing (%)	**55.3**	**60.0**
(Net debt/Net debt & equity)		

Actual rates	1H10	1H09	Covenants
EBITDA* / Net finance costs (x)	**10.4**	**9.8**	x 3.5 (min)
Net debt / EBITDA* (x)	**1.8**	**1.9**	x 3.5 (max)

* EBITDA is Underlying profit excluding depreciation and amortisation, plus Significant items that are within ordinary activities

18

Brambles

OUTLOOK

- Outstanding business models
  - Market position
  - Customer base
  - New business pipeline
  - Long-term growth
- Positioned for improved performance as economic conditions recover

DISCLAIMER STATEMENT

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.


Brambles
2010 Interim Results
Media presentation
17 February 2010

CONTACT DETAILS

Michael Roberts
Vice President, Investor Relations & Corporate Affairs
michael.roberts@brambles.com
+61 2 9256 5216
+61 418 263 199

James Hall
Manager, Investor Relations & Corporate Affairs
james.hall@brambles.com
+61 2 9256 5262
+61 401 524 645

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 February 2010

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES LIMITED CANCELLATION OF

SECONDARY LISTING ON LONDON STOCK EXCHANGE

On 19 November 2009, Brambles announced that it would be cancelling its secondary listing on the London Stock Exchange.

In accordance with ASX Listing Rule 3.17, attached are the following documents, which will be mailed to holders of Brambles' CREST Depository Interest (**CDIs**) today, in connection with that cancellation:

- Circular to CDI holders; and
- CDI instruction form.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Brambles Limited (ABN 89 118 896 021)
Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
AUSTRALIA

Brambles

CIRCULAR relating to:

- the cancellation of the listing of Brambles CDIs from the official list maintained by the UK Listing Authority; and
- a share sale facility to be operated on the Australian Securities Exchange relating to Brambles Shares converted from Brambles CDIs.

This document is important and requires your immediate attention. It should be read in its entirety. If you are in doubt as to the action you should take, you are recommended to seek your own personal financial advice from an authorised independent financial adviser.

Table of Contents

Brambles Limited (ABN 89 118 896 021)
Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
AUSTRALIA

Brambles

Chairman's Letter

18 February 2010

Dear CDI Holder

Brambles Limited (***Brambles***) currently has a primary listing on the Australian Securities Exchange (***ASX***) and a secondary listing on the London Stock Exchange (***LSE***).

On 19 November 2009, Brambles announced its intention to cancel the secondary listing on LSE with effect from 4.00 pm (London time) on Friday, 19 March 2010.

As Brambles is an Australian company, it is not possible to settle trades in its shares on LSE. It is for this reason that Brambles shares are traded on LSE in the form of CREST Depository Interests (***CDIs***). As a result, you currently hold your investment in Brambles in the form of CDIs.

Since Brambles commenced its secondary listing in December 2006, the number of CDIs has fallen substantially and CDIs currently represent less than 2% of Brambles' issued share capital. In addition, there has been very limited trading of Brambles CDIs on LSE in the past two years. Having regard to these factors and the significant associated administration and maintenance costs, the Brambles Board has decided to cancel the secondary listing because it believes it is no longer in the interests of Brambles shareholders as a whole.

Following the cancellation, CDI Holders may elect to directly hold shares in Brambles which can only be traded on ASX, or continue to hold unlisted CDIs. The cancellation may also have an effect on the currency in which you will receive future dividends.

Brambles recognises that some CDI Holders may not wish to hold shares traded on ASX or to hold unlisted CDIs and has, therefore, arranged for a share sale facility. If you elect to participate in the share sale facility, Brambles shares to which you are entitled will be sold on ASX and the proceeds will be converted to Pounds sterling and remitted to you. If you wish to participate in the share sale facility, you will need to provide your instructions by 4.30 pm (London time) on Friday, 19 March 2010.

Please read this circular carefully, as it explains the impact of the cancellation on CDI Holders, how the share sale facility will work, the options available to you and the implications if you take no action. How you give instructions to elect an option will depend on whether you are an Equiniti Participant or a CREST Participant – please see Section 2 of this circular for further information.

If you are in doubt as to the action you should take, you should seek your own personal financial advice from an authorised independent financial advisor.

Yours sincerely

Graham Kraehe AO
Chairman

Key Dates

Step	Date*
Circular sent to CDI Holders (and the first day on which a CDI Holder can provide Instructions and elect to participate in the Share Sale Facility)	Thursday, 18 February 2010
Record date for the interim dividend	Thursday, 18 March 2010
Last day on which CDIs can be traded on LSE	Friday, 19 March 2010
Last day on which a CDI Holder can provide Instructions and elect to participate in the Share Sale Facility (by 4.30 pm)	
Cancellation of the LSE listing and the Equiniti Nominee Arrangements	Effective 4.00 pm on Friday, 19 March 2010
Expected date of exchange of CDIs to Brambles Shares	Thursday, 25 March 2010
Commencement date of the Sale Period for the Share Sale Facility	Friday, 26 March 2010
Dispatch of 'New Investor Packs' and holding statements for Brambles Shares to former CDI Holders who elected to hold Brambles Shares	Wednesday, 31 March 2010
Expected end date of the Sale Period for the Share Sale Facility	Tuesday, 27 April 2010
Expected date on which proceeds under the Share Sale Facility are mailed to Equiniti Participants and are paid electronically to CREST Participants	Wednesday, 12 May 2010

** All dates following the cancellation of the LSE listing and the Equiniti Nominee Arrangements are indicative only.*

All times in the timetable above and elsewhere in this circular are references to London time unless otherwise specified.

Section 1 – Overview of the Cancellation, the Share Sale Facility and Your Options

Cancellation

The cancellation of Brambles' secondary listing on LSE means Brambles CDIs will no longer be able to be traded on LSE. **If you retain your CDIs, following the cancellation, there will be no readily accessible market on which you will be able to trade your CDIs.**

CDI Holders may have their CDIs converted into Brambles Shares. They will then become direct holders of Brambles Shares rather than holders of CDIs. Brambles Shares can be traded on ASX but not on LSE.

Share Sale Facility

Brambles recognises that some CDI Holders will not want to hold Brambles Shares directly or to hold unlisted Brambles CDIs. Brambles is providing the Share Sale Facility to enable those CDI Holders to instead dispose of their investment in Brambles.

In summary, all CDI Holders who elect to participate in the Share Sale Facility will have the Brambles Shares to which they are entitled sold on ASX during a defined trading period and receive the proceeds in Pounds sterling.

Your Options

This circular explains the three Options available to you in relation to your CDI holding as a result of the cancellation.

You may only select **ONE** Option and this selection will apply to **ALL** of your CDIs.

Option 1 **Sell all the Brambles Shares you are entitled to under the Share Sale Facility.**

If you elect to sell all the Brambles Shares to which you are entitled under the Share Sale Facility, those shares will be sold on ASX and proceeds will be remitted to you in Pounds sterling.

Option 2 **Cancel and convert your entire CDI holding into Brambles Shares.**

This Option enables you to convert your CDI holding into Brambles Shares which are listed on ASX and will be held directly in your own name. If you select this Option, you will not be able to trade your Brambles Shares on LSE. You will be able to trade your Brambles Shares on ASX.

Option 3 **Continue to hold unlisted Brambles CDIs.**

If you do not wish to have the Brambles Shares to which you are entitled sold under the Share Sale Facility and do not wish to hold Brambles Shares directly, you may continue to hold unlisted Brambles CDIs. **If you select this Option,**

you will not be able to trade your Brambles CDIs on either ASX or LSE and there will be no readily accessible market on which you will be able to trade your CDIs.

Further details of these Options are set out in the remainder of this circular. You should read this circular in its entirety before making a decision about which Option to select.

In order to select one of the Options, you must provide your Instructions by 4.30 pm on Friday, 19 March 2010.

How you give Instructions in relation to your CDI holding will depend on whether you are an Equiniti Participant or a CREST Participant. Section 2 contains information to enable you to establish whether you are an Equiniti Participant or a CREST Participant if you are in any doubt.

Alternatively, CDI Holders are free to dispose of their CDIs on LSE before the cancellation (effective at 4.00 pm on Friday, 19 March 2010).

Section 2 – Am I an Equiniti Participant or a CREST Participant?

Brambles maintains two registers of CDI Holders: one with Equiniti and one with CREST. How you give Instructions in relation to your CDI holding will depend on whether you are an Equiniti Participant or a CREST Participant.

Am I an Equiniti Participant?

If you do not hold your CDIs directly in a CREST account, you are an ***Equiniti Participant***. Equiniti Participants **will** have a personalised Instruction Form enclosed with this circular.

Am I a CREST Participant?

If you hold your CDIs directly in a CREST account, or via a CREST sponsor (not Equiniti), and use CREST's paperless settlement system, you are a ***CREST Participant***.

CREST Participants **will not** have a personalised Instruction Form enclosed with this circular.

Instructions

To give Instructions and select an Option under this circular, you must:

If you are an Equiniti Participant:	If you are CREST Participant:
Select an Option and then complete and sign your Instruction Form, enclosed with this circular, and return it to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA, UK, so it is received before 4.30 pm on Friday, 19 March 2010 in the reply-paid envelope. See Section 3	Select an Option, and if you select Option 1 or Option 2, execute a Transfer to Escrow Instruction (***TTE Instruction***) so it settles before 4.30 pm on Friday, 19 March 2010. See Section 4

If you are unsure as to whether you are a CREST Participant or an Equiniti Participant, you may call the dedicated helpline on 0800 085 3102 (toll free) from within the UK or on +44 (0) 121 415 0140 from outside the UK at any time between 8.30 am and 5.30 pm Monday to Friday. [1]

[1] 0800 085 3102 is a free phone number within the UK. Calls to +44 (0) 121 415 0140 from outside the UK are charged at international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. The dedicated helpline will remain open until Friday, 28 May 2010.

Section 3 – Options and Instructions for Equiniti Participants

Important: the following is only applicable if you are an Equiniti Participant. If you are a CREST Participant, please see Section 4.

If you are an Equiniti Participant, an Instruction Form was enclosed with this circular.

You are being given three Options in relation to your CDI holding in this circular. These are described in this section.

You may only select **ONE** Option on the Instruction Form and you must select the same Option in respect of **ALL** of your CDIs. You must then sign the completed form and return it to Equiniti (at Aspect House, Spencer Road, Lancing BN99 6DA, UK) by 4.30 pm on Friday, 19 March 2010 in the enclosed reply-paid envelope.

IMPORTANT INFORMATION: If your validly completed Instruction Form is not received by Equiniti by 4.30 pm on Friday, 19 March 2010 your CDI holding will be cancelled and converted into Brambles Shares to be held by you directly (see Option 2 below).

Option 1 – Sell all the Brambles Shares to which you are entitled under the Share Sale Facility

If you elect to sell all the Brambles Shares to which you are entitled under the Share Sale Facility, those shares will be sold on ASX and the proceeds will be converted into Pounds sterling and remitted to you.

J.P. Morgan has been appointed by Brambles to act as broker to effect sales of Brambles Shares under the Share Sale Facility on ASX. The Broker will sell the Brambles Shares that participating CDI Holders are entitled to by aggregating them and placing orders on ASX in the ordinary course of trading, at any time during the period expected to commence on Friday, 26 March 2010 and expected to end by Tuesday, 27 April 2010 (the ***Sale Period***).

Participation in the Share Sale Facility does not guarantee that a fixed cash amount per Brambles Share will be received. The price per Brambles Share that you will receive will be the total proceeds of sale for all the Brambles Shares sold by the Broker under the Share Sale Facility, converted into Pounds Sterling in the manner described below, divided by the total number of Brambles Shares sold under the Share Sale Facility. This price may be more or less than the equivalent market value of the Brambles Shares at any time prior to or after the Sale Period. All participants in the Share Sale Facility will receive the same cash amount for each Brambles Share sold.

Your sale proceeds under the Share Sale Facility will be remitted to you in Pounds sterling. In order to effect this, Brambles will arrange for the Australian dollar sale proceeds from the sale of Brambles Shares to be converted to Pounds sterling by an Australian financial institution. Daily sale proceeds shall be converted each day after their receipt by the Nominee, at the prevailing exchange rate. It is expected that each Equiniti Participant participating in the Share Sale Facility will be mailed a cheque for the sale proceeds in Pounds sterling by Wednesday, 12 May 2010.

Where there are fewer Brambles Shares to be sold under the Share Sale Facility than currently anticipated, sales under the Share Sale Facility may be effected over a shorter period, in which case sale proceeds would be remitted to each participating CDI Holder earlier.

Please note that:

- the market price of Brambles Shares is subject to change from time to time. You may obtain up to date information on the price of Brambles Shares at www.asx.com.au;
- due to a number of uncertain factors in the market, neither Brambles nor the Broker give any assurance as to the likely cash amount per Brambles Share that will be achieved under the Facility. The Facility does not contemplate that a certain fixed cash amount will be paid to Participants. The cash amount that will be paid to Participants for each Brambles Share may be more or less than the Pounds sterling equivalent of the Australian dollar market price of Brambles Shares as traded on ASX before, during and after the Sale Period and may be more or less than the actual price received by the Broker for any particular sale; and
- foreign currency exchange rates are subject to fluctuation from time to time. The proceeds of sale remitted under the Share Sale Facility will be subject to fluctuations in the exchange rate between the Australian dollar and Pounds sterling.

All transaction costs in connection with the Share Sale Facility (including handling charges, exchange rate commission, brokerage and any Australian GST) will be paid by Brambles.

To elect to sell **all** the Brambles Shares to which you are entitled under the Share Sale Facility, you must clearly mark 'Option 1' on the enclosed Instruction Form, sign where indicated and return the form to Equiniti using the reply-paid envelope. The Instruction Form must be received before 4.30 pm on Friday, 19 March 2010.

Option 2 – Cancel and convert your entire CDI holding into Brambles Shares

This Option enables you to cancel and convert your CDI holding into Brambles Shares which will be held in your own name, or, if you elect, by a nominee on your behalf.

If you select this Option, please note that:

- Your Brambles Shares will be held in electronic (undocumented) form only and not in physical (documented) form such as a share certificate. This is normal in Australia for listed securities. In Australia, ASX operates a paperless settlement system called CHESS which is similar, but not identical, to CREST.
- You will be sent a 'New Investor Pack' on or around Wednesday, 31 March 2010, containing further information relevant to your holding of Brambles Shares. When you receive this pack, you will be requested to provide further information that is necessary for you to be able to receive future dividends.
- You will receive the 2010 financial year interim dividend to which you are entitled by the same payment method as previous dividends. Thereafter, your future dividends will automatically be paid in Pounds sterling by direct credit through the BACS system, unless you elect to receive them in Australian dollars (see below.) If Brambles does not already have your bank account details, your New Investor Pack will include a form for you to provide them to Brambles' Australian share registry, Link Market Services. From the 2010

financial year final dividend, Pounds sterling dividend payments will only be made by direct credit through BACS. No Pounds sterling dividend payments will be made by cheque. Further details on dividend payments in Pounds sterling are set out in section 5.

- If you do not want to receive your dividends in Pounds sterling, you can elect to receive them in Australian dollars. All New Investor Packs will include a form which will enable you to make that election. In line with current practice, Australian dollar dividends paid to Australian resident shareholders will be made by direct credit only and not by cheque.
- Your New Investor Pack will include a holding statement that sets out the number of Brambles Shares you hold and your allocated Securityholder Reference Number or SRN. Your SRN is unique to your holding and enables you to trade your shares on ASX.
- Once you have received your holding statement, if you wish to sell or transfer your Brambles Shares (for example, a transfer to a nominee), you may do so by providing details of your holding and your SRN to your ASX market participant broker.

To elect to cancel and convert your entire CDI holding into Brambles Shares, you must clearly mark 'Option 2' on the enclosed Instruction Form and return it to Equiniti using the reply-paid envelope. The Instruction Form must be received before 4.30 pm on Friday, 19 March 2010.

Option 3 – Elect to continue to hold unlisted Brambles CDIs

If you do not wish to have the Brambles Shares you are entitled to sold under the Share Sale Facility and do not wish to hold Brambles Shares directly, you may continue to hold unlisted Brambles CDIs.

As an Equiniti Participant, you hold your Brambles CDIs through certain nominee services provided by Equiniti (***Equiniti Nominee Arrangements***). The Equiniti Nominee Arrangements will be terminated on 19 March 2010. As a consequence of the termination, **you may only select Option 3 if you provide details of a new nominee who is to hold your CDIs.**

Please note that once the secondary listing is cancelled, you will not be able to trade your CDIs on LSE and there will be no readily accessible market on which you will be able to trade your CDIs.

Following the cancellation:

- CDI Holders will continue to receive distributions as they currently do. Information on the taxation of dividends will, however, be placed on the Brambles website (www.brambles.com) rather than being mailed to CDI Holders.
- The arrangements under which CDI Holders currently receive notices of shareholder meetings, copies of the annual report and accounts, and all documents issued by Brambles to Brambles shareholders will be terminated and CDI Holders will no longer be sent these documents.

To elect Option 3, you must clearly mark 'Option 3' on the enclosed Instruction Form and return it to Equiniti using the reply-paid envelope. The Instruction Form must be received before 4.30 pm on Friday, 19 March 2010. Equiniti will then send you the necessary form with which to complete the transfer of your CDI holding to the nominee of your choice. You will also need to ensure that the

transfer of your CDI holding to your chosen nominee is settled by 4.30 pm on Friday, 19 March 2010. Should you not receive the necessary form in time please notify Equiniti promptly.

Other important information

Please note that in addition to the Options above, you are free to dispose of your CDIs in the ordinary course of trading on LSE up to the cancellation of trading on LSE (effective at 4.00 pm on Friday, 19 March 2010).

You are also free to convert your holding of CDIs into the underlying Brambles Shares at any time before the cancellation (on sending an instruction through CREST, via Equiniti) and to arrange for the transfer of those Brambles Shares into a shareholding account with a broker that is an ASX market participant. In order to do this you must have a trading account open with a broker that is an ASX market participant. Certain transfer fees (currently £20) will be payable to Equiniti by a CDI Holder who makes such a transfer other than by way of electing 'Option 2' above.

PLEASE NOTE: If your validly completed Instruction Form is not received by Equiniti or the transfer of your CDIs to another nominee is not settled by 4.30 pm on Friday, 19 March 2010, your CDI holding will be cancelled and converted into Brambles Shares which will be held by you directly.

Section 5 contains answers to some frequently asked questions. If you have any further questions, please call the dedicated helpline on 0800 085 3102 (toll free) from within the UK or on +44 (0) 121 415 0140 from outside the UK at any time between 8.30 am and 5.30 pm Monday to Friday[2].

If you are in doubt as to the action you should take, you are recommended to seek your own personal financial advice from an authorised independent financial adviser.

[2] 0800 085 3102 is a free phone number within the UK. Calls to +44 (0) 121 415 0140 from outside the UK are charged at international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. The dedicated helpline will remain open until Friday, 28 May 2010.

Section 4 – Options and Instructions for CREST Participants

Important: the following is only applicable if you are a CREST Participant. If you are an Equiniti Participant, please see Section 3. If you are a CREST-sponsored member, you should consult your CREST sponsor in respect of the action you wish to take.

You are being given three Options in relation to your CDI holding in this circular. These are described in this section.

As a CREST Participant, you can only select an Option electronically. Therefore, you have not been provided with an Instruction Form. You may only select **ONE** Option and you must select the same Option in respect of **ALL** of your CDIs.

If you are a CREST-sponsored CREST Participant, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your CDIs are held. In addition, only your CREST sponsor will be able to transfer your CDIs by means of a TTE Instruction.

Selecting Option 1 or Option 2

If you wish to select Option 1 or Option 2 (as described in more detail below), you must transfer your CDIs by means of a TTE Instruction to the appropriate escrow account of Equiniti (in its capacity as a CREST participant under the relevant participant IDs and member account IDs referred to below) so it is settled before 4.30 pm on Friday, 19 March 2010.

Please note that settlement cannot take place on weekends or bank holidays (or at other times at which the CREST system is non-operational) and you should therefore ensure you time the input of any TTE Instructions accordingly.

You will not be able to access the CDIs concerned in CREST for any transaction or charging purposes following settlement of a TTE Instruction, notwithstanding that those CDIs will be held by Equiniti as your agent until your Instructions are effected.

You are recommended to refer to the CREST Manual for further information on the CREST procedures outlined below. Standard CREST fees (currently 12.5 p) will be payable to transfer CDIs by means of a TTE Instruction.

IMPORTANT INFORMATION: If the transfer of your CDIs by TTE Instruction has not settled by 4.30 pm on Friday, 19 March 2010, your CDIs will cease to be listed and there will be no readily accessible market on which you will be able to trade your CDIs (see Option 3 below).

Option 1 – Sell all the Brambles Shares to which you are entitled under the Share Sale Facility

If you elect to sell all the Brambles Shares to which you are entitled under the Share Sale Facility, those shares will be sold on ASX and the proceeds will be converted into Pounds sterling and remitted to you.

J.P. Morgan has been appointed by Brambles to act as broker to effect sales of Brambles Shares under the Share Sale Facility on ASX. The Broker will sell the Brambles Shares that participating CDI Holders are entitled to by aggregating them and placing orders on ASX in the ordinary course

of trading, at any time during the period expected to commence on Friday, 26 March 2010 and expected to end by Tuesday, 27 April 2010 (the ***Sale Period***).

Participation in the Share Sale Facility does not guarantee that a fixed cash amount per Brambles Share will be received. The price per Brambles Share that you will receive will be the total proceeds of sale for all the Brambles Shares sold by the Broker under the Share Sale Facility, converted into Pounds Sterling in the manner described below, divided by the total number of Brambles Shares sold under the Share Sale Facility. This price may be more or less than the equivalent market value of the Brambles Shares at any time prior to or after the Sale Period. All participants in the Share Sale Facility will receive the same cash amount for each Brambles Share sold.

Your sale proceeds under the Share Sale Facility will be remitted to you in Pounds sterling. In order to effect this, Brambles will arrange for the Australian dollar sale proceeds from the sale of Brambles Shares to be converted to Pounds sterling by an Australian financial institution. Daily sale proceeds shall be converted each day after their receipt by the Nominee, at the prevailing exchange rate. It is expected that each CREST Participant participating in the Share Sale Facility will be paid the sale proceeds in Pounds sterling by means of a payment through the CREST settlement system by Wednesday, 12 May 2010.

Where there are fewer Brambles Shares to be sold under the Share Sale Facility than currently anticipated, sales under the Share Sale Facility may be effected over a shorter period, in which case sale proceeds would be remitted to each participating CDI Holder earlier.

Please note that:

- the market price of Brambles Shares is subject to change from time to time. You may obtain up to date information on the price of Brambles Shares at www.asx.com.au;
- due to a number of uncertain factors in the market, neither Brambles nor the Broker give any assurance as to the likely cash amount per Brambles Share that will be achieved under the Facility. The Facility does not contemplate that a certain fixed cash amount will be paid to Participants. The cash amount that will be paid to Participants for each Brambles Share may be more or less than the Pounds sterling equivalent of the Australian dollar market price of Brambles Shares as traded on ASX before, during and after the Sale Period and may be more or less than the actual price received by the Broker for any particular sale; and
- foreign currency exchange rates are subject to fluctuation from time to time. The proceeds of sale remitted under the Share Sale Facility will be subject to fluctuations in the exchange rate between the Australian dollar and Pounds sterling.

All transaction costs in connection with the Share Sale Facility (including handling charges, exchange rate commission, brokerage and any Australian GST) will be paid by Brambles. As described above, standard CREST fees (currently 12.5p) will be payable to transfer CDIs by means of a TTE Instruction.

To elect to sell the Brambles Shares to which you are entitled under the Share Sale Facility you must give a TTE Instruction in relation to **all** your CDIs.

A TTE Instruction must be properly authenticated in accordance with the specifications for transfers to escrow maintained by Euroclear, a company which operates settlement systems for LSE. It must contain the following additional details:

- the number of CDIs in respect of which you wish to transfer (and in respect of which you are electing to sell the Brambles Shares to which you are entitled under the Share Sale Facility). This number should represent all of your CDIs;
- your member account ID;
- your participant ID;
- the participant ID of Equiniti for the purposes of electing to sell all the Brambles Shares to which you are entitled under the Share Sale Facility, **which is 2RA33**;
- the member account ID of Equiniti for the purposes of electing to sell all the Brambles Shares to which you are entitled under the Share Sale Facility, **which is BRAMBL01**;
- the intended settlement date (which must be on or before 4.30 pm on Friday, 19 March 2010);
- the Corporate Action Number. This will be available by viewing the relevant corporate action details in CREST;
- a contact name and telephone number in the 'shared note field'; and
- a standard delivery instruction priority of 80.

Option 2 – Cancel and convert your entire CDI holding into Brambles Shares

This Option enables you to cancel and convert your CDI holding into Brambles Shares which will be held in your own name, or, if you elect, by a nominee on your behalf.

If you select this Option, please note that:

- Your Brambles Shares will be held in electronic (undocumented) form only and not in physical (documented) form such as a share certificate. This is normal in Australia for listed securities. In Australia, ASX operates a paperless settlement system called CHESS which is similar, but not identical, to CREST.
- You will be sent a 'New Investor Pack' on or around Wednesday, 31 March 2010 containing further information relevant to your holding of Brambles Shares. When you receive this pack, you will be requested to provide further information that is necessary for you to be able to receive future dividends.
- You will receive the 2010 financial year interim dividend to which you are entitled by the same payment method as previous dividends. Thereafter, your future dividends will automatically be paid in Pounds sterling by direct credit through the BACS system, unless you elect to receive them in Australian dollars (see below.) If Brambles does not already have your bank account details, your New Investor Pack will include a form for you to provide them to Brambles' Australian share registry, Link Market Services. From the 2010 financial year final dividend, Pounds sterling dividend payments will only be made by direct credit through BACS. No Pounds sterling dividend payments will be made by cheque. Further details on dividend payments in Pounds sterling are set out in section 5.
- If you do not want to receive your dividends in Pounds sterling, you can elect to receive them in Australian dollars. All New Investor Packs will include a form which will enable you to

make that election. In line with current practice, Australian dollar dividends paid to Australian resident shareholders will be made by direct credit only and not by cheque.

- Your New Investor Pack will include a holding statement that sets out the number of Brambles Shares you hold and your allocated Securityholder Reference Number or SRN. Your SRN is unique to your holding and enables you to trade your shares on ASX.
- Once you have received your holding statement, if you wish to sell or transfer your Brambles Shares (for example, a transfer to a nominee), you may do so by providing details of your holding and your SRN to your ASX market participant broker.

To elect to cancel and convert your entire CDI holding into Brambles Shares you must give a TTE Instruction in relation to **all** your CDIs.

A TTE Instruction must be properly authenticated in accordance with Euroclear's specifications for transfers to escrow and must contain the following additional details:

- the number of CDIs in respect of which you wish to transfer (and in respect of which you are electing to cancel and convert into Brambles Shares). This number should represent all of your CDIs;
- your member account ID;
- your participant ID;
- the participant ID of Equiniti for the purposes of electing to cancel and convert your entire CDI holding into Brambles Shares, **which is 2RA33**;
- the member account ID of Equiniti for the purposes of electing to cancel and convert your entire CDI holding into Brambles Shares, **which is BRAMBL02**;
- the intended settlement date (which must be on or before 4.30 pm on Friday, 19 March 2010;
- the Corporate Action Number. This will be available by viewing the relevant corporate action details in CREST;
- a contact name and telephone number in the 'shared note field'; and
- a standard delivery instruction priority of 80.

Option 3 – Elect to continue to hold unlisted Brambles CDIs

If you do not wish to have the Brambles Shares you are entitled to sold under the Share Sale Facility and do not wish to hold Brambles Shares directly, you may continue to hold unlisted Brambles CDIs.

Please note that once the secondary listing is cancelled, you will not be able to trade your CDIs on LSE and there will be no readily accessible market on which you will be able to trade your CDIs. Following the cancellation:

- CDI Holders will continue to receive distributions as they currently do. Information on the taxation of dividends will, however, be placed on the Brambles website (www.brambles.com) rather than being mailed to CDI Holders.

- The arrangements under which CDI Holders currently receive notices of shareholder meetings, copies of the annual report and accounts, and all documents issued by Brambles to Brambles shareholders will be terminated and CDI Holders will no longer be sent these documents.

To continue to hold your CDIs you do not need to do anything.

Other important information

Please note that in addition to the Options above, you are free to dispose of your CDIs in the ordinary course of trading on LSE up to the cancellation of trading on LSE (effective at 4.00 pm on Friday, 19 March 2010).

You are also free to convert your holding of CDIs into the underlying Brambles Shares at any time before the cancellation by inputting a valid XDL instruction into CREST and arranging for the transfer of those Brambles Shares into a shareholding account with a broker that is an ASX market participant. In order to do this you must have a trading account open with a broker that is an ASX market participant. Certain transfer fees will be payable by a CDI Holder who makes such a transfer other than by way of electing 'Option 2' above.

Section 5 contains answers to some frequently asked questions. If you have any further questions, please call the dedicated helpline on 0800 085 3102 (toll free) from within the UK or on +44 (0) 121 415 0140 from outside the UK at any time between 8.30 am and 5.30 pm Monday to Friday[3].

If you are in doubt as to the action you should take, you are recommended to seek your own personal financial advice from an authorised independent financial adviser.

[3] 0800 085 3102 is a free phone number within the UK. Calls to +44 (0) 121 415 0140 from outside the UK are charged at international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. The dedicated helpline will remain open until Friday, 28 May 2010.

Section 5 – Questions and Answers

The Cancellation and Your Options

1. **What is happening?**

Brambles is cancelling its secondary listing on LSE.

This means that CDIs will no longer be traded on LSE and for all CDI Holders there will be no readily accessible market on which you will be able to trade your CDIs following the cancellation of the listing.

For Equiniti Participants, Options are set out in Section 3 of this circular. Equiniti Participants should also be aware that the arrangements under which Equiniti Financial Services Limited provides a nominee service to some CDI Holders are to be terminated. The termination of the Equiniti Nominee Arrangements means that CDI Holders who hold their CDIs through the Equiniti Nominee Arrangements are required to select one of the Options on the Instruction Form in relation to their CDIs. If no election is made, Equiniti will arrange for their CDIs to be cancelled and converted into Brambles Shares which will be held directly by the relevant CDI Holder in the Brambles issuer sponsored subregister.

For CREST Participants, Options are set out in Section 4 of this circular. If you wish to select Option 1 or Option 2, you must transfer your CDIs by means of a TTE Instruction.

2. **What is a Brambles CDI?**

In the UK, CREST is the paperless settlement system allowing securities to be transferred from one person to another without the need to use share certificates. As Brambles is an Australian company, it is not possible to settle trades in its shares on LSE. It is for this reason that Brambles Shares are traded on LSE in the form of CREST depository interests (***CDIs***). As a result, you currently hold your investment in Brambles in the form of CDIs. The CDI arrangement was put in place following the unification of Brambles Industries Limited and Brambles Industries plc in 2006, when former Brambles Industries plc holders were issued Brambles CDIs.

3. **Why is Brambles cancelling its secondary listing?**

At the time Brambles commenced its secondary listing in December 2006, approximately 37% of its issued share capital was held through CDIs. At 18 January 2010, CDI holdings represented approximately 1.7% of its issued share capital. In addition, there has been very limited trading of Brambles CDIs on LSE over the past two years. In 2008 and 2009, the average daily trading volume was approximately 24,000 CDIs per day, representing 0.35% of total average daily trading volume of both Brambles Shares and CDIs (on ASX and LSE respectively). Having regard to these factors and the costs associated with the administration and maintenance of the secondary listing, the Brambles Board has decided to cancel the secondary listing because it believes it is no longer in the interests of Brambles' shareholders as a whole.

4. **What are my options?**

You are being given the following three Options in relation to your CDI holding:

- **Option 1 - Sell all the Brambles Shares you are entitled to under the Share Sale Facility.**
- **Option 2 - Cancel and convert your entire CDI holding into Brambles Shares listed on ASX.**
- **Option 3 - Continue to hold unlisted Brambles CDIs.** If you choose this Option, upon cancellation you will no longer be able to trade your CDIs on the LSE and there will be no readily accessible market on which you will be able to trade your CDIs.

In addition to the Options above, you are free to dispose of your CDIs on LSE up to the cancellation of trading, effective at 4.00 pm on Friday, 19 March 2010. You are also free to cancel your CDIs and convert your holding into the underlying Brambles Shares at any time before the cancellation (by inputting a valid XDL instruction into CREST to that effect for CREST Participants; or on sending an instruction through CREST via Equiniti in the case of Equiniti Participants). See Section 3 (Equiniti Participants) or Section 4 (CREST Participants) for further details.

If your Instructions are not received by 4.30 pm on Friday, 19 March 2010 and you are an Equiniti Participant, your CDI holding will be cancelled and converted into Brambles Shares to be held by you directly. If your TTE Instructions have not settled by 4.30 pm on Friday, 19 March 2010 and you are a CREST Participant, your CDIs will cease to be listed and there will be no readily accessible market on which you will be able to trade your CDIs.

5. **How do I know if I am an Equiniti Participant or a CREST Participant?**

Section 2 contains information to enable you to establish whether you are an Equiniti Participant or a CREST Participant.

If you are unsure as to whether you are an Equiniti Participant or a CREST Participant, you may call the dedicated helpline on 0800 085 3102 (toll free) from within the UK or on +44 (0) 121 415 0140 from outside the UK at any time between 8.30 am and 5.30 pm Monday to Friday.[4]

6. **How do I select an Option?**

How you submit instructions and select an Option will depend on whether you hold your CDIs as an Equiniti Participant or as a CREST Participant.

- **For Equiniti Participants**, an Instruction Form that sets out the Options available is enclosed with this circular. You may select only ONE Option on the Instruction Form, complete the relevant sections of the form in accordance with its instructions, sign the completed form and return it to

[4] 0800 085 3102 is a free phone number within the UK. Calls to +44 (0) 121 415 0140 from outside the UK are charged at international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. The dedicated helpline will remain open until Friday, 28 May 2010.

Equiniti at Aspect House, Spencer Road, Lancing BN99 6DA, UK, so it is received before 4.30 pm on Friday, 19 March 2010 in the enclosed reply-paid envelope. See Section 3 for further details.

- **For CREST Participants**, if you wish to select Option 1 or Option 2, to give Instructions you must transfer your CDIs by means of a TTE Instruction to the appropriate escrow account of Equiniti, so that the transfer settles before 4.30 pm on Friday, 19 March 2010. See Section 4 for further details.

7. What are the fees and costs?

There are no fees or costs associated with exercising one of the Options set out in this circular by providing your Instructions in accordance with the details set out at Section 3 (if you are an Equiniti Participant) or Section 4 (if you are a CREST Participant)[5].

If you decide to dispose of your CDIs on LSE before the cancellation of trading on the LSE at 4.00 pm on Friday, 19 March 2010, or convert your holding of CDIs into the underlying Brambles Shares (other than by giving Instructions to effect Option 2), you will be required to meet any associated fees and costs.

8. What is enclosed with this circular?

If you are an **Equiniti Participant** then enclosed with this circular you will find your Instruction Form – this is the form you must complete and send to Equiniti if you want to exercise one of the three Options outlined in this circular. Please use the enclosed reply-paid envelope.

If you are a **CREST Participant**, no Instruction Form will be enclosed. If you wish to select Option 1 or Option 2, you must transfer your CDIs by means of a TTE Instruction.

9. Will I still receive the Interim Dividend?

Irrespective of the Option you elect, your right to receive any interim dividend that the Brambles Board may declare in February 2010 will not be affected.

- If you are a **CREST Participant** and are on the register of CDI Holders maintained by Euroclear on the record date for the interim dividend, expected to be Thursday, 18 March 2010, you will receive the interim dividend.
- If you are an **Equiniti Participant** and are on the CDI register maintained by Equiniti on the record date for the interim dividend, expected to be Thursday, 18 March 2010, you will receive the interim dividend.

You will receive your 2010 financial year interim dividend by the same payment method as previous dividends. Please see question 16 for further details about future dividend payments.

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[5] CREST Participants will be charged a fee (currently 12.5 pence) by CREST to transfer CDIs by means of a TTE Instruction.

10. **What if my CDI holding changes?**

If you are an **Equiniti Participant**, the number of Brambles CDIs held as at 7.00pm on Thursday, 4 February 2010 will be shown on the Instruction Form enclosed with this circular. If your holding of Brambles CDIs changes before cancellation of the secondary listing at 4.00pm on Friday, 19 March 2010, instructions received by Equiniti in the Instruction Form will be executed in respect of all Brambles CDIs you hold as at 4.30 pm on Friday, 19 March 2010.

If you are a **CREST Participant** and you select Option 1 or Option 2 by transferring your CDIs by means of a TTE Instruction to the appropriate escrow account of Equiniti, you must give the same Instruction in respect of all of your CDIs.

11. **Are there any tax implications I need to consider?**

A summary of the general tax implications for UK resident CDI Holders is set out in Section 6. The discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular CDI Holder. CDI Holders should seek their own tax advice before deciding how to act.

12. **What happens if I don't provide my Instructions in time?**

If you are an **Equiniti Participant** and your Instruction Form is not received by Equiniti by 4.30 pm on Friday, 19 March 2010, following the cancellation of the listing on LSE, your CDI holding will be converted into Brambles Shares to be held by you directly.

If you are a **CREST Participant** and your TTE Instruction to the appropriate escrow account of Equiniti has not settled by 4.30 pm Friday, 19 March 2010, following the cancellation of the listing on LSE, you will hold unlisted CDIs. Please note that once the secondary listing is cancelled, there will be no readily accessible market on which you will be able to trade your CDIs. Following the cancellation, CDI Holders will continue to receive distributions as they currently do. Information on the taxation of dividends will, however, be placed on the Brambles website (www.brambles.com) rather than being mailed to CDI Holders.

13. **What if I change my mind?**

Once you have provided Instructions, you cannot withdraw or change your election.

The Share Sale Facility – 'Option 1'

14. **What is the Share Sale Facility?**

The Share Sale Facility is a facility provided by Brambles under which the Brambles Shares to which CDI Holders are entitled will be sold if they do not wish to directly hold Brambles Shares (listed on ASX) and do not wish to hold unlisted CDIs.

Brambles Shares to be sold under the Share Sale Facility will be sold on ASX during the Sale Period.

15. If I elect to participate in the Share Sale Facility what proceeds will I receive?

The Broker has been appointed by Brambles to sell the Brambles Shares that participating CDI Holders are entitled to by aggregating them and placing orders on ASX in the ordinary course of trading, at any time during the Sale Period.

The price per Brambles Share that you will receive will be the total proceeds of sale for all the Brambles Shares sold by the Broker under the Share Sale Facility, converted into Pounds sterling in the manner described below, divided by the total number of Brambles Shares sold under the Share Sale Facility. This price may be more or less than the equivalent market value of the Brambles Shares at any time prior to or after the Sale Period. All participants in the Share Sale Facility will receive the same cash amount for each Brambles Share sold. Participation in the Share Sale Facility does not guarantee that a fixed cash amount per Brambles Share will be received.

Your sale proceeds under the Share Sale Facility will be remitted to you in Pounds sterling. In order to effect this, Brambles will arrange for the Australian dollar sale proceeds from the sale of Brambles Shares to be converted to Pounds sterling by an Australian financial institution. Daily sale proceeds shall be converted each day after their receipt by the Nominee, at the prevailing exchange rate.

The expected date on which proceeds under the Share Sale Facility will be mailed to Equiniti Participants and paid electronically to CREST Participants through the CREST settlement system is Wednesday, 12 May 2010.

Brambles Shares – 'Option 2'

16. What currency will I receive my future dividends and distributions in?

You will receive your 2010 financial year interim dividend by the same payment method as previous dividends. From the 2010 financial year final dividend onwards, Brambles will automatically pay your future dividends in Pounds sterling. In order to effect this, Brambles will make arrangements with an Australian financial institution to convert your Australian dollar dividend to Pounds sterling. The conversion will normally take place shortly after the relevant dividend record date and the Pounds sterling payment will be made by direct credit through the BACS system. However, if you have not provided the necessary bank account details to enable you to receive Pounds sterling dividends by BACS, your Australian dollar dividend will be converted into Pounds sterling at a later date, after such time as you have provided the relevant bank details. No Pounds sterling dividend payments will be made by cheque.

If you do not want to receive your dividends in Pounds sterling, you can elect to receive them in Australian dollars. Your New Investor Pack will include a form which will enable you to make that election. In line with current practice, Australian dollar dividend payments to Australian resident shareholders will be made by direct credit only and not by cheque. If Brambles does not already have your bank details, your New Investor Pack will include a form for you to provide them to Brambles' Australian share registry, Link Market Services.

17. Will Australian withholding tax be deducted from my dividends in future?

- For shareholders resident outside of Australia, no Australian withholding tax is payable on the franked component of any future dividend[6]. Provided the unfranked component of any future dividend is conduit foreign income[7], no Australian withholding tax is payable on that component either.
- For shareholders resident in Australia, no Australian withholding tax is payable on the franked component of any future dividend. Provided the following tax information is lodged with Brambles' Australian share registry (currently Link Market Services) in advance of the record date for a dividend, no Australian withholding tax is payable on the unfranked component of any future dividend:
  - Individuals must lodge their Tax File Number (TFN) or Exemption Code (for more information please contact the Australian Tax Office on 13 28 61); or
  - Businesses must lodge their Australian Business Number (ABN) or Exemption Code (for more information please contact the Australian Tax Office on 13 28 66).

You will be requested to provide this information in the 'New Investor Pack' you will receive if you elect Option 2.

18. How do I sell my Brambles Shares?

Once you have received your holding statement, you may sell or transfer your Brambles Shares on ASX by providing details of your holding and your SRN to your ASX market participant broker.

19. What is the Brambles issuer sponsored register?

A subregister of the Brambles share register, maintained by Brambles. If your Brambles Shares are registered on the issuer sponsored register, you will be allocated a Securityholder Reference Number or SRN which is a unique number used to identify your holding of Brambles Shares.

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6 The franked component of a dividend means the component to which an Australian tax credit is attached, which effectively represents the Australian income tax Brambles has paid.

7 Broadly, foreign income not otherwise taxable in Australia that an Australian corporate tax entity distributes to non-residents may be subject to the conduit foreign income exemption. This provides additional relief from the conduit taxation of foreign income amounts that are paid via an Australian corporate tax entity to non-resident members.

20. Who is Brambles' Australian share registry?

Link Market Services is the Australian share registry for Brambles. Once you become a holder of Brambles Shares, you should contact Link Market Services with any share registry queries, instead of Equiniti or Euroclear:

Link Market Services Limited
Level 12, 680 George Street,
Sydney NSW 2000
Australia

Telephone:	+61 (0) 2 8280 7143 (from outside Australia)
	1300 883 073 (toll free from within Australia)
Fax:	+61 (0) 2 9287 0303
Email:	registrars@linkmarketservices.com.au
Website:	www.linkmarketservices.com.au

Section 6 – Further Information

Helpline

If you have any questions regarding your Options, you may telephone the dedicated helpline on 0800 085 3102 (toll free) from within the UK or on +44 (0) 121 415 0140 from outside the UK at any time between 8.30 am and 5.30 pm Monday to Friday.[8]

Please note that helpline operators cannot provide financial or legal advice and are not able to advise you as to which Option you should elect.

Status and Effect of Instructions

By signing and returning the Instruction Form, you irrevocably authorise Brambles and its nominees to rectify any errors in, or omissions from, the Instruction Form that are necessary to make it an effective election or to enable registration of the transfer of all the Brambles Shares you are entitled to.

By giving Instructions you irrevocably authorise Brambles, the Broker, the Nominee and each of their nominees to do all things and execute all documents, including to effect any holding adjustment, securities transformation, transmission or transaction in relation to the Brambles CDIs and the Brambles Shares to which you are entitled, to give effect to your Instructions.

Tax Considerations

For Brambles CDI Holders who hold their CDIs as investments and who are resident or are individuals ordinarily resident in the UK for tax purposes and who choose to sell Brambles Shares under the Share Sale Facility, their holding may be subject to UK corporation tax on chargeable gains (for corporate holders) or UK capital gains tax (for individual holders) subject to any available exemption or relief.

A CDI Holder who is an individual and who has ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five years of assessment and who has disposed of their Brambles CDIs, or of Brambles Shares under the Share Sale Facility, during that period may also be liable on their return to the UK to capital gains tax (subject to any available exemption or relief).

No UK stamp duty or stamp duty reserve tax should generally be payable by the holders of Brambles CDIs on a sale of Brambles Shares under the Share Sale Facility.

Under current Australian law, CDI Holders who hold their CDIs as capital investments, who are not resident in Australia for tax purposes and who, together with their associates, have not held (either directly, through Brambles CDIs, or through a combination of both) 10% or more of the shares in Brambles either at the time of the relevant event or throughout a 12-month period during the two years preceding the relevant event, would not be subject to Australian income or capital gains tax on: (i) the sale of the Brambles Shares they are entitled to under the Share Sale Facility; (ii) the conversion of their holding of Brambles CDIs into Brambles Shares listed on ASX; or (iii) the subsequent sale of those Brambles Shares on ASX or otherwise.

---

[8] 0800 085 3102 is a free phone number within the UK. Calls to +44 (0) 121 415 0140 from outside the UK are charged at international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. The dedicated helpline will remain open until Friday, 28 May 2010.

The conversion by CDI Holders of their CDIs to Brambles Shares should have no effect for the purposes of UK capital gains tax or corporation tax on chargeable gains. Such holders should be treated for these purposes as if they had owned the Brambles Shares since their acquisition of the corresponding Brambles CDIs. Therefore their base cost in the Brambles Shares should be the same as it was in the corresponding Brambles CDIs, and any applicable exemption or relief should remain available to them. Furthermore, no liability to UK stamp duty should arise on the conversion of Brambles CDIs to Brambles Shares.

Distributions payable to holders of Brambles Shares (following a conversion of CDIs) will be subject to Australian withholding tax as follows:

- For shareholders resident outside of Australia, no Australian withholding tax is payable on the franked component of any future dividend[9]. Provided the unfranked component of any future dividend is conduit foreign income[10], no Australian withholding tax is payable on that component either.
- For shareholders resident in Australia, no Australian withholding tax is payable on the franked component of any future dividend. Provided applicable tax information is lodged with Brambles' Australian share registry (currently Link Market Services) in advance of the record date for a dividend, no Australian withholding tax is payable on the unfranked component of any future dividend. You will be requested to provide this information in the 'New Investor Pack' you will receive if you elect Option 2.

The above summary is intended as a general guide only to the tax position under current UK and Australian taxation legislation and does not, nor does any other statement in this circular, constitute tax or legal advice. Any person, including any person not resident or ordinarily resident in the UK, who is in doubt as to their current or future taxation position or who requires more detailed information should consult their own professional tax adviser.

Governing law

The Instruction Form, this circular and the contracts formed on receipt of Instructions received shall be governed by, and construed in accordance with, the laws of England and Wales.

Personal information

Personal information may be collected from a CDI Holder by Brambles, Equiniti, the Nominee and Link Market Services, for the purpose of effecting the transactions described in this circular, maintaining registers of securityholders, facilitating payments and other corporate actions and communications. Your personal information may be disclosed to related bodies corporate of Brambles, Equiniti, the Nominee and Link Market Services, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. Please contact Brambles for details of your personal information held by it or to correct inaccurate or out of date information.

9 The franked component of a dividend means the component to which an Australian tax credit is attached, which effectively represents the Australian income tax Brambles has paid.
10 Broadly, foreign income not otherwise taxable in Australia that an Australian corporate tax entity distributes to non-residents may be subject to the conduit foreign income exemption. This provides additional relief from the conduit taxation of foreign income amounts that are paid via an Australian corporate tax entity to non-resident members.

Terms and Conditions

1. Terms of Participation

1.1 All persons who hold Brambles CDIs (each an ***Eligible CDI Holder***) are entitled to make an election by providing Instructions:

(a) using the Instruction Form included with this circular (in the case of Equiniti Participants); or

(b) by a transfer of CDIs by means of a TTE Instruction to the appropriate escrow account of Equiniti (in the case of CREST Participants),

and to participate in the Share Sale Facility.

1.2 An election to select an Option, including an election to participate in the Share Sale Facility, must be made:

(a) using the Instruction Form included with this circular (in the case of Equiniti Participants); or

(b) for Option 1 or Option 2, by a transfer of CDIs by means of a TTE Instruction to the appropriate escrow account of Equiniti (in the case of CREST Participants).

1.3 To make an effective election by providing Instructions and to participate in the Share Sale Facility, an Eligible CDI Holder's Instructions must be received by 4.30 pm on Friday, 19 March 2010.

1.4 In the case of a CREST Participant providing Instructions by a transfer of CDIs by means of a TTE Instruction to the appropriate escrow account of Equiniti, Instructions are taken to be received once settlement of the transfer has occurred and Equiniti holds the relevant CDIs in the relevant escrow account.

1.5 An Eligible CDI Holder who elects to participate in the Share Sale Facility (***Participant***) or makes an alternative election by providing Instructions does so on the basis of this circular, including these Terms and Conditions, the Instruction Form (if applicable) and any associated documents provided or made available by Brambles to CDI Holders (collectively, the ***Cancellation Documents***).

1.6 These Terms and Conditions will be binding and effective upon an Eligible CDI Holder giving their Instructions. Please read them carefully.

1.7 An Eligible CDI Holder may only give Instructions in respect of **all**, and not some only, of their Brambles CDIs and must make the same election in respect of **all** their CDIs.

1.8 In the case of an Equiniti Participant, the number of Brambles CDIs held as at 7.00 pm on Thursday, 4 February 2010 will be shown on the Instruction Form enclosed with this circular. If an Equiniti Participant's holding of Brambles CDIs changes before cancellation of the secondary listing at 4.00 pm on Friday, 19 March 2010, instructions received by Equiniti in the Instruction Form will be executed in respect of all Brambles CDIs held by that Equiniti Participant as at 4.30 pm on Friday, 19 March 2010.

1.9 Subject to 1.10, an Eligible CDI Holder will not be liable to pay any transaction costs in connection with an Option, including the Share Sale Facility (including handling charges, brokerage, any costs associated with foreign exchange and any Australian GST), save that

CREST Participants will be charged a fee (currently 12.5 p) by CREST to transfer CDIs by means of a TTE Instruction.

1.10 All tax, other than any Australian GST payable in connection with the Share Sale Facility, will be for the account of the Participant.

1.11 Once your Instructions have been given, you cannot withdraw or change your Instructions.

2. Roles of the Broker, Equiniti and the Nominee

2.1 Following the cancellation of the secondary listing at 4.00 pm on Friday, 19 March 2010, all Brambles Shares to which each Participant is entitled to on conversion of their Brambles CDIs will be transferred to and held by the Nominee (as trustee for each Participant) until sold by the Broker under the Share Sale Facility. Brambles will pay any handling fees (and any Australian GST) payable to the Nominee for its role in relation to the Share Sale Facility.

2.2 Brambles has appointed the Broker as execution-only broker to sell **all** the Brambles Shares transferred to and held by the Nominee as trustee for each Participant on behalf of (and in the name of) the Nominee in accordance with the Cancellation Documents. Brambles will pay any brokerage (and any Australian GST) payable to the Broker in relation to the sale of Brambles Shares through the Share Sale Facility.

2.3 Equiniti is one of the registrars for Brambles in the UK. Equiniti will assist in the administration of the Share Sale Facility, including by processing received Instructions, communicating with Eligible CDI Holders, liaising with the Broker in relation to the sales of Brambles Shares and remitting sale proceeds. Brambles will pay any handling fees (and any Australian GST) payable to Equiniti for its role in relation to the Share Sale Facility.

3. Instruction Forms

3.1 Brambles and Equiniti reserve the right to refuse instructions provided on an Instruction Form at their discretion. If an Instruction Form is incorrect or incomplete and clarification cannot be obtained it may be returned without carrying out the Instructions on it. Instruction Forms from Equiniti Participants who hold their Brambles CDIs in joint names must be signed by any one or more of the joint CDI Holders. If more than one joint CDI holder returns a valid Instruction Form, the Instructions of the holder whose name appears first in the register of CDI Holders will be accepted to the exclusion of the others.

3.2 Brambles, with the assistance of the Broker and Equiniti, may, in its sole discretion, at any time determine that an Instruction Form is valid in accordance with the Cancellation Documents, even if the Instruction Form is incomplete, contains errors or is otherwise defective. Brambles may correct any such error in or omission from an Instruction Form and complete the Instruction Form by the insertion of any missing details.

4. Sales of Brambles Shares under the Share Sale Facility

4.1 The Broker will, on behalf of (and in the name of) the Nominee (as trustee for the Participants), sell the Brambles Shares under the Share Sale Facility by aggregating all such shares tendered into the Share Sale Facility and placing orders on ASX in the ordinary course of trading, at any time during the Sale Period (currently Friday, 26 March

2010 to Tuesday, 27 April, 2010) and at such price or prices as the Broker determines in good faith at the time of each sale.

4.2 Brambles reserves the right for any reason, to modify, terminate or suspend the Share Sale Facility in its sole discretion. Any changes to the timetable of the Share Sale Facility (which shall be varied by Brambles in consultation with the Broker), or modification, suspension or termination of the Share Sale Facility, will be notified by announcement to ASX and LSE or otherwise as determined by Brambles.

4.3 The price that a Participant will receive for each Brambles Share they are entitled to that is sold through the Share Sale Facility will be the total proceeds of sale for all the Brambles Shares sold by the Broker under the Share Sale Facility, converted into Pounds sterling in the manner described in paragraph 4.6, divided by the total number of Brambles Shares sold under the Share Sale Facility. All Participants will receive the same cash amount for each Brambles Share sold. That price may not be challenged in the absence of manifest error.

4.4 The price calculated in accordance with paragraph 4.3 may be different to the Pounds sterling equivalent of the Australian dollar price of Brambles Shares appearing in a newspaper or quoted by ASX on any day of the Sale Period and may not be the best execution price on the trading days on which the Brambles Shares are sold. None of Brambles, the Broker, the Nominee, Equiniti or Link Market Services, nor any other person, will on any account be liable, and a Participant may not bring any claim or action against any such persons, for selling or not selling Brambles Shares under the Share Sale Facility at any specific price or on any specific date.

4.5 Proceeds from sales under the Share Sale Facility will be held by the Nominee prior to remittance to the Participants.

4.6 Proceeds will be remitted to Participants in Pounds sterling. In order to effect this, Brambles will, in good faith, arrange for the Australian dollar sale proceeds from the sale of Brambles Shares to be converted to Pounds sterling under arrangements put in place with an Australian financial institution. Daily sale proceeds shall be converted each day upon their receipt by the Nominee at the prevailing exchange rate. Foreign currency exchange rates are subject to fluctuation from time to time. The proceeds of sale remitted under the Share Sale Facility will be subject to fluctuations in the exchange rate between the Australian dollar and Pounds sterling. The Participants assume all risk associated with the conversion of the sale proceeds to Pounds sterling.

4.7 Each Participant:

(a) that is an Equiniti Participant, will be mailed a cheque for the sale proceeds in Pounds sterling by Wednesday, 12 May 2010; and

(b) that is a CREST Participant, will be paid the sale proceeds in Pounds sterling by means of a payment through the CREST settlement system by Wednesday, 12 May 2010,

in each case, at the risk of the Participant.

5. Acknowledgements by Eligible CDI Holders

By giving Instructions, either by signing and returning the Instruction Form or by completing a valid TTE Instruction, an Eligible CDI Holder:

(a) acknowledges that the Eligible CDI Holder has read, and agrees to, the terms and conditions of the Cancellation Documents;

(b) agrees not to transfer or dispose of any interest in any of their Brambles CDIs to any other person;

(c) acknowledges that:

(i) Brambles, with the Broker, Equiniti, Link Market Services and the Nominee (in each case, for the purposes of their roles described in the Cancellation Documents); and

(ii) any other person determined by Brambles as necessary to give effect to the transactions contemplated in the Cancellation Documents,

are irrevocably authorised to do all things and execute all documents, including to effect any holding adjustment, securities transformation, transmission or transaction in relation to the Brambles CDIs and the Brambles Shares to which that Eligible CDI Holder is entitled, to give effect to their Instructions and agrees to ratify and confirm each and every such act;

(d) acknowledges that none of Brambles, the Broker, Equiniti, Link Market Services or the Nominee nor any other party involved in advising Brambles, has provided the Eligible CDI Holder with any investment, tax or financial product advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Eligible CDI Holder's decision, and that the Eligible CDI Holder has made their own decision and election based on their own investigations and analysis of the Cancellation Documents; and

(e) acknowledges that the Cancellation Documents are governed by the laws in force in England and Wales.

6. Additional Acknowledgements and Warranties by Participants

By giving Instructions, either by signing and returning the Instruction Form or by completing a valid TTE Instruction, a Participant also:

(a) warrants to Brambles, the Broker, the Nominee and any buyer of the Brambles Shares that the Participant is entitled to such shares on conversion of their holding of Brambles CDIs and that the buyer will acquire good title to those Brambles Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and from any third party rights;

(b) irrevocably authorises the Nominee to do all things and enter into any agreements necessary to effect the sale of the Brambles Shares to which the Participant is entitled upon cancellation and conversion of their holding of Brambles CDIs,

including entry into any arrangements with the Broker for the purposes of settlement;

(c) acknowledges and undertakes that all risk associated with the exchange of Australian dollar sale proceeds into Pounds sterling (including but not limited to risk of loss arising from adverse movements in the exchange rate and risk of default by counterparties under foreign exchange arrangements entered into by Brambles and/or the Nominee) will be borne by the Participants and none of Brambles, the Broker, Equiniti or the Nominee is responsible in any way for any risk associated with the foreign exchange of the Australian dollar sale proceeds;

(d) irrevocably appoints Brambles as their agent to receive any Financial Services Guide (and any update to such Financial Services Guide) from the Nominee, and acknowledges that the Nominee has provided Brambles with a Financial Services Guide in relation to the Share Sale Facility and will provide any updates to Brambles. Brambles will make available on its website a copy of the Financial Services Guide (and any updates), along with the other Cancellation Documents;

(e) accepts all risk associated with payment being dispatched by cheque to an address, or by payment through the CREST settlement system, notified by the Participant (as applicable) and all risk associated with the process of conversion of sale proceeds to Pounds sterling; and

(f) acknowledges that none of Brambles, the Broker, Equiniti or the Nominee, nor any other party involved in the Share Sale Facility, has any liability to the Participant other than Brambles for the payment of any sale proceeds determined and payable in accordance with these Terms and Conditions.

Glossary

ASX means ASX Limited (ABN 98 008 624 691) or the financial market operated by that entity.

BACS means a transfer by direct credit provided by Bacs Payment Schemes Limited.

Brambles means Brambles Limited (ABN 89 118 896 021).

Brambles CDI means a CDI representing an entitlement to one Brambles Share.

Brambles Shares means fully paid ordinary shares in the capital of Brambles.

Broker or ***J.P. Morgan*** means J.P. Morgan Australia Limited (ACN 002 888 011), or any related body corporate of J.P. Morgan Australia Limited that is an ASX market participant, in its capacity as execution-only broker in respect of the Share Sale Facility.

cancellation means the cancellation of Brambles secondary listing on LSE.

Cancellation Documents means this circular, the Instruction Form (if applicable) and any associated documents provided or made available by Brambles to CDI Holders.

CDI means a CREST depository interest representing an entitlement to a share.

CDI Holder means a holder of CDIs, either as a CREST Participant or an Equiniti Participant.

CREST means the system for the paperless settlement of trades in securities and holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations.

CREST Manual means the CREST Manual issued by CREST in July 2004, as amended from time to time.

a ***CREST Participant*** is a CDI Holder that holds their CDIs directly, or via a CREST sponsor (not Equiniti), in CREST.

CREST Regulations means the UK Uncertificated Securities Regulations 2001 (SI 2001/3755).

Eligible CDI Holders means all persons who hold Brambles CDIs.

Equiniti means Equiniti Financial Services Limited (registered in England & Wales with No. 6208699).

Equiniti Nominee Arrangements means the arrangements under which Equiniti provides a nominee service to certain CDI Holders under an agreement entered into with Brambles dated 30 November 2006, as amended.

an ***Equiniti Participant*** is a CDI Holder that holds their CDIs through the Equiniti Nominee Arrangements.

Euroclear means Euroclear UK & Ireland Limited (registered in England and Wales with No.2878738), a company which operates settlement systems for LSE.

GST means the Australian goods and services tax that is payable under the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and any related Acts and regulations.

Instruction means an instruction effected by a CDI Holder through valid delivery of an Instruction Form or validly executing a TTE Instruction in accordance with the terms and conditions in this circular.

Instruction Form means the personalised instruction form enclosed with this circular for each Equiniti Participant.

issuer sponsored subregister means the subregister of Brambles Shares maintained by Brambles.

Link Market Services means Link Market Services Limited (ABN 54 083 214 537).

LSE means the London Stock Exchange plc (registered in England and Wales with No. 2075721) or the financial market operated by that entity.

Nominee means Pacific Custodians Pty Limited (ACN 009 682 866).

Options means Option 1, Option 2 and Option 3 and ***Option*** means any one of them.

Option 1 is the option available to all Eligible CDI Holders to sell all the Brambles Shares to which they are entitled under the Share Sale Facility.

Option 2 is the option available to all Eligible CDI Holders to convert their CDI holding into Brambles Shares which are listed on ASX and will be held directly in their name.

Option 3 is the option available to all Eligible CDI Holders to hold, following the cancellation of the listing on LSE, unlisted Brambles CDIs.

Participant means an Eligible CDI Holder who elects to participate in the Share Sale Facility.

Sale Period means the period provided for in the Key Dates section of this circular (currently commencing on Friday, 26 March 2010 and expected to end by Tuesday, 27 April 2010).

Securityholder Reference Number or ***SRN*** means the securityholder reference number provided to holders of Brambles Shares registered on the issuer sponsored subregister.

Share Sale Facility or ***Facility*** means the sale facility referred to in this circular, subject to the Terms and Conditions set out in this circular.

TTE Instruction means a transfer to escrow instruction (as described in the CREST Manual) in respect of Brambles CDIs by a CDI Holder to an appropriate escrow account of Equiniti.

Brambles

Brambles Limited
ABN 89 118 896 021

All correspondence to
Equiniti Financial Services Limited
Aspect House, Spencer Road
Lancing, BN99 6DA, UK

CDI INSTRUCTION FORM

Equiniti Participants

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

MR A B SAMPLE
123 SAMPLE STREET
SAMPLETOWN ABC 1234

INSTRUCTIONS MUST BE RECEIVED BY 4.30 PM (GMT) ON FRIDAY, 19 MARCH 2010

No. of CDIs held at 7.00 pm (GMT) on 4 February 2010	Form ID	Shareholder Reference Number
*******	3083-006-S	*******

Brambles' secondary listing on the London Stock Exchange and the Equiniti Nominee Arrangements are being cancelled. Please read the Circular for CDI Holders (**Circular**) which accompanied this Instruction Form carefully. You may only select **ONE** option on this Instruction Form and you must select the same option in respect of **ALL** of your CDIs. You must then sign the completed Instruction Form and return it to Equiniti before 4.30 pm (GMT) on Friday, 19 March 2010 in the enclosed reply-paid envelope.

OPTION 1 – SHARE SALE FACILITY

If you wish to elect to sell **all** the Brambles Shares to which you are entitled under the Share Sale Facility, please clearly mark the box in this section **only** then fill in your contact details and sign your name in the "Signatures and Contact Details" section below.

Share Sale Facility ☐

Your sale proceeds will be remitted to you in Pounds sterling. A cheque for the sale proceeds will be sent to you as soon as is practicable and in any event, by Wednesday, 12 May 2010.

OPTION 2 – CDI CANCELLATION AND CONVERSION

If you wish to elect to cancel and convert your entire CDI holding into Brambles Shares which will be held in your own name, please clearly mark the box in this section **only** then fill in your contact details and sign your name in the "Signatures and Contact Details" section below.

CDI conversion to Brambles Shares ☐ **If you choose this option, you will hold Brambles Shares traded on the Australian Securities Exchange**

You will be sent a holding statement that sets out the number of Brambles Shares you hold and your allocated Securityholder Reference Number at the end of March 2010. You will also be sent a 'New Investor Pack' containing further information relevant to your holding of Brambles Shares. When you receive this pack, you will be requested to provide information that is necessary for you to be able to receive future dividends or other distributions.

OPTION 3 – CONTINUE TO HOLD UNLISTED CDIs

If you wish to continue to hold CDIs which will not be listed, please clearly mark the box in this section **only** then fill in your contact details and sign your name in the "Signatures and Contact Details" section below.

Continue to hold CDIs ☐ **If you choose this option, you will hold unlisted CDIs, for which there will be no readily accessible market**

Equiniti will then send you the necessary form with which to complete the transfer of your CDI holding to the nominee of your choice. You will need to ensure that the transfer of your CDI holding to your chosen nominee is completed by 4.30 pm (GMT) on Friday, 19 March 2010, failing which your CDIs will be cancelled and converted into Brambles Shares (Option 2 above). Should you not receive the necessary form in time please promptly notify Equiniti. Please note that once the secondary listing is cancelled, there will be no readily accessible market on which you will be able to trade your CDIs.

Signatures and Contact Details – This must be completed

CDI Holder 1 (Individual)	Joint CDI Holder 2 (Individual)	Joint CDI Holder 3 (Individual)
SIGN HERE (please refer overleaf for signing instructions)		
Director	Director/Company Secretary/Witness (delete one)	

CONTACT NAME	TELEPHONE WORK	TELEPHONE HOME	EMAIL ADDRESS
	( )	( )	

00001

By submitting this Instruction Form, I/we represent and warrant that I/we have read and understood the Circular to which this Instruction Form relates and declare that I am/we are CDI Holders and all details and statements made by me/us are complete and accurate. I/We agree to the terms and conditions as set out in the Circular.

HOW TO COMPLETE THIS CDI INSTRUCTION FORM

SIGNING INSTRUCTIONS

You must sign this Instruction Form as follows in the spaces provided:

Individual: where the holding is in one name, the CDI Holder must sign.

Joint holding: where the holding is in more than one name, any one or more of the joint CDI Holders may sign. If more than one joint holder returns a valid Instruction Form, the Instructions of the CDI Holder whose name appears first in the register of CDI Holders will be accepted to the exclusion of the others.

Power of attorney: to sign under power of attorney, you must have already lodged the power of attorney with Equiniti. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this Instruction Form when you return it.

UK companies: this Instruction Form must be signed by a Director jointly with either: (a) another Director; (b) a Company Secretary (if the company has one); or (c) in the presence of a witness who attests the signature of the Director. Please indicate the office held by signing in the appropriate box.

Other companies: this Instruction Form should be executed in accordance with local laws.

ALTERATIONS

Any alterations to this Instruction Form should be initialled by the person(s) who signed it.

YOUR NAME AND ADDRESS

This Instruction Form has been personalised with your name and address as it appears on Brambles' CDI register. If this information is incorrect, please delete and correct by inserting the right details.

COMPLETING AND LODGING YOUR INSTRUCTION FORM

You may only select ONE option on this Instruction Form and you must select the same option in respect of ALL of your CDIs. You must complete the "Signatures and Contact Details" section in accordance with the above Signing Instructions. Your Instruction Form will not be valid if you select more than one option, fail to select any one option or fail to complete the "Signatures and Contact Details" section.

Your Instruction Form must be validly completed and received by 4:30 pm (GMT) on Friday, 19 March 2010 at Equiniti, Aspect House, Spencer Road, Lancing, BN99 6DA, UK (using the enclosed reply-paid envelope).

FURTHER INFORMATION

If you require further information on how to complete this Instruction Form, please telephone Equiniti on 0800 085 3102* or +44(0) 121 415 0140.
* 0800 085 3102 is a free phone number within the UK. Calls to +44(0) 121 415 0140 from outside the UK are charged at international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. Equiniti is unable to give advice on the merits of the proposals or provide any financial, legal, tax or investment advice.

INTERPRETATION

Terms used in this Instruction Form have the same meaning as defined in the Circular.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 February 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 114,458 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	114,458
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	9,266 @ 0.00 per share 52,596 @ 3.68 per share 52,596 @ 5.31 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,432,240	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,604,391	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 February 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 February 2010

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

Brambles Limited – Investor Information Pack

I enclose an investor information pack which will be presented to investors over the next six months.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00057716}


Brambles
Investor
Information
Pack
February 2010

CONTACT DETAILS

For additional information, contact:
Michael Roberts
Vice President, Investor Relations & Corporate Affairs
michael.roberts@brambles.com
+61 (2) 9256 5216
+61 (0) 418 263 199 (mobile)

James Hall
Manager, Investor Relations & Corporate Affairs
james.hall@brambles.com
+61 (2) 9256 5262
+61 (0) 401 524 645 (mobile)

or visit our website www.brambles.com

INDEX

COMPANY PROFILE

- Leading global provider of supply chain and information management solutions
- Group's businesses CHEP and Recall
- Operates in 48 countries
- Over 12,000 employees
- Primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange
- Market capitalisation A$9.9 billion as at 16 February 2010
- Ranked #26 on the Australian Securities Exchange
- Total assets of US$5.2 billion as at 31 December 2009

TWO BUSINESSES



- CHEP is the leader in pallet and container pooling services
- Partners with customers to develop pooling solutions that ensure reduced product damage, offer enhanced delivery efficiencies, eliminate waste and cut supply chain costs
- Customers primarily in FMCG, produce, meat, beverages, raw materials, home improvement and automotive industries
- Handling the world's most important products. Everyday.

recall™

- Recall is a leader in the management of information throughout its life cycle
- One stop, end to end, information management solution
- Provides secure storage, retrieval and destruction of digital and physical information
- Focus on transaction intensive market segment such as banking and finance, insurance, legal, health care, retailing and government


EXECUTIVE LEADERSHIP TEAM
Tom Gorman
Chief Executive Officer
Joined Brambles in 2008
Greg Hayes
Chief Financial Officer
Joined Brambles in 2009
Nick Smith
SVP, Human Resources
Joined Brambles in 2007
Jasper Judd
SVP, Strategic Development
Joined Brambles in 2002
Kevin Shuba
Group SVP & Customer Development Officer
Joined Brambles in 1996
Jim Infinger
SVP & Brambles Chief Information Officer
Joined Brambles in 2009
Jim Ritchie
Group President, CHEP Americas
Joined Brambles in 2009
USA, Canada, Latin America, Catalyst & Chemical Containers and LeanLogistics
Peter Mackie
Acting, Group President, CHEP EMEA
Joined Brambles in 2001
Europe, Middle East and Africa
Paul McGlone
Acting, Group President, Asia-Pacific
Joined Brambles in 2004
Australia, New Zealand, South East Asia, China and India
Elton Potts
President & Chief Operating Officer Recall
Joined Brambles in 2002
Americas, Europe, Australia, New Zealand and Asia
6
Company overview
Brambles


2009 SALES REVENUE – BY BUSINESS UNIT
Business
Sales (US$M)
CHEP
3,333
Recall
686
TOTAL
4,019
17%
8%
39%
36%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
*all numbers are at actual exchange rates
7
Company overview
Brambles


2009 SALES REVENUE – BY SERVICE
*all numbers are at actual exchange rates
Recall
Revenue US$686M
Cartons 88M
17%
2%
4%
3%
74%
Pallet Pooling
Revenue US$2,957M
Pallets 251M
Intermediate Bulk Containers (IBC) & Catalyst and Chemical Containers (CCC)
Revenue US$93M
Containers 1M
Reusable Plastic Containers (RPC)
Revenue US$151M
Containers 49M
Automotive Containers
Revenue US$132M
Containers 11M
8
Company overview
Brambles


CHEP
CHEP
Brambles


PRODUCTS – NOT JUST PALLETS
CHEP
Pallets
Intermediate Bulk Containers
Reusable Plastic Containers
Automotive Containers
10
CHEP
Brambles


CUSTOMER VALUE PROPOSITION
CHEP
Consistent quality pallets and containers
Availability
Reduced product damage
Eliminate pallet purchases, exchange and repair
Reduced transportation and handling
Competitive pricing
Improved employee and customer safety
Environmental sustainability
11
CHEP
Brambles


CHEP'S ASSET BASE
CHEP
Pooling Equipment Book Value
@ 30 June 2009 = US$2.9BN
RPC
4%
Auto
3%
Other
1%
Pallets
92%
12
CHEP
Brambles


GROWTH OPPORTUNITIES
CHEP
Mature
Growth
Developing
13
CHEP
Brambles


HOW PALLET POOLING WORKS
CHEP
Service Centre
Manufacturer
(Emitter - E)
Retailer
(Distributor - D)
Service Centre
Service Centre
1. CHEP issues ready-for-use pallets to manufacturers and growers for use and movement through the supply chain.
Manufacturer / Emitter
2. Upon receipt of CHEP equipment, manufacturers and growers load their products and ship them through the supply chain using a CHEP pallet.
Retailer / Distributor
3. At the end of the supply chain, the receiving retailer or distributor off-loads the goods and returns the CHEP pallets empty to the nearest CHEP service centre or TPM location or CHEP arranges collections.
Service Centre
4. CHEP inspects and repairs all returned pallets, if necessary, to ensure they meet our quality standards.
These pallets are then made ready-for-use and the cycle starts again.
14
CHEP
Brambles



SOPHISTICATED SUPPLY CHAIN FLOWS – NETWORK OPTIMISATION
CHEP
zC
zE
yFC
uCC
C
sCE
E
yFE
F
vCC
sCD
vBB
a
c
uBB
dDE
eDE
B
tED
eED
uBA
b
uAA
rEA
yFD
vBA
A
rDA
D
vAA
yFA
x
zA
w
zB
zD
15
CHEP
Brambles



ABC GLOSSARY
CHEP
A = stock awaiting inspection
B = stock awaiting repairing
C = stock repaired
D = distributor e.g. retailer
E = emitter e.g. manufacturer
F = factory – pallet manufacturer
r = all 'returned' flows
s = all 'sent' flows
t = pallet transfers
u = all flows going out from one plant to another plant
v = all flows coming into a plant from another plant
w = equipment found and returned
x = equipment scrapped at plants
y = new equipment from supplier
z = equipment lost and officially written off
16
CHEP
Brambles


PALLET POOLING MODEL PHYSICAL FLOWS
CHEP
One Way Trip
(e.g. USA)
CHEP Plant
Manufacturer
Retailer
1 Pallet issued and delivered by CHEP to manufacturer
2 Goods shipped on pallet
3 Pallets returned from retailer to the plant for inspection and repair if necessary
Exchange
(e.g. UK)
CHEP Plant
Manufacturer
Transporter
Retailer
1 Pallet issued by CHEP to manufacturer or intermediary
2 Goods shipped on pallet
3 Pallet under load exchanged for an empty pallet at point of delivery
4 Surplus or damaged pallets returned to the plant for inspection and repair if necessary
Transfer Hire
(e.g. Australia)
CHEP Plant
Manufacturer
Transporter
Retailer
1 Pallet issued by CHEP to manufacturer or intermediary
2 Goods shipped on pallet
3 Pallet transferred between accounts of manufacturers, retailers & transporters as goods are delivered and empty pallets are transferred for re-use
4 Surplus or damaged pallets returned to the plant for inspection and repair if necessary
17
CHEP
Brambles


PALLET PRICING ARCHITECTURE
CHEP
One Way
Exchange
Transfer Hire
ISSUE FEE
Fee for issue of a quality assured pallet from a CHEP service centre
DAILY HIRE FEE
Fee for each day that a customer uses or remains responsible for a pallet
TRANSFER FEE
Fee for use as pallet transfers into a retail channel
MOVEMENT FEE
Fee levied per movement under load prior to return to CHEP
TRANSPORT FEE
Pallet delivery and/or collection fees
ADMINISTRATIVE FEE
Fees for lost equipment and/or late declaration
* Note: The above illustrates the principal pricing structure across CHEP. It does not explain all fees.
18
CHEP
Brambles


ONE WAY TRIP (E.G. USA)
CHEP
CHEP Plant
1
Manufacturer
2
Retailer
3
Issue fees are the prime source of revenue
Issue volume is a proxy for revenue
Customer taking the issue pays
Main revenue stream
Issue Fee – for issue of a pallet from a CHEP service centre
19
CHEP
Brambles


EXCHANGE (E.G. UK)
CHEP
CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
4
Retailer
Movement fees are the prime sources of revenue
Number of movements and average volume of pallets in the field are proxies for revenue
Primarily manufacturers and transporters pay
"Managed Recovery" variation
Main revenue stream
Movement Fee – levied per movement under load
20
CHEP
Brambles


TRANSFER HIRE (E.G. AUSTRALIA)
CHEP
CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
4
Retailer
Daily fees are the prime source of revenue
Average volume of pallets in the field is a proxy for revenue
All market participants pay
Main revenue stream
Daily Fee – for each day a pallet is used by a customer
21
CHEP
Brambles


TOTAL PALLET MANAGEMENT (TPM)
CHEP
CHEP Plant
1
Manufacturer
ETPM
2
3
DTPM
Retailer
Optimising transport activity and equipment moves within the network
Possibility to reduce empty hauls between specific Manufacturer and Retailer
Improved communication and coordination between Customer and CHEP
Promotes on time delivery and supply
Reduction in daily inventory carried
Minimises administration associated with pallets
22
CHEP
Brambles

PALLET PLATFORM ECONOMICS EXAMPLE*

CHEP

	Wood	Other 1	Other 2
Capital cost	$20	$75	$65
Revenue per issue	$5	$5	$5
Turns / year	3.5	3.5	6.0
Losses per issue	2%	2%	1%
Scraps per issue	1%	1%	0.1%
Pallet life (years)	13.3	28.6	>30
Transport costs % sales	19%	15%	15%
Plant cost % sales	26%	10%	10%
Overheads % sales	16%	10%	10%
Operating costs % sales	61%	35%	35%
P&L account ($)			
Revenue	17.5	17.5	30.0
Operating costs	(10.7)	(6.1)	(10.5)
EBITDA	6.8	11.4	19.5
Depreciation	(1.5)	(2.6)	(0.4)
Losses	(0.6)	(5.1)	(3.9)
Underlying Profit	4.7	3.7	15.2
Profit margin	**27%**	**21%**	**51%**
ROCI (Underlying profit / capital cost)	**23%**	**5%**	**23%**
Payback (years)	**4.2**	**21.4**	**4.3**

* Extracted from Brambles Operations Review presentation 11 May 2009 using June 2008 data

POOLED WOOD PALLET THE BEST ENVIRONMENTAL SOLUTION FOR THE BROAD SUPPLY CHAIN

CHEP


Renewable resource
Sustainably managed forests
Fully recyclable
Ten years of scientific studies
✓ Lower emissions
✓ Lower energy consumption
✓ Lower solid waste


PALLET LIFE CYCLE: ACCOUNTING PERSPECTIVE
New pallets
Pallets ready for issue
Manufacturer
Pallets repaired
Pallets assessed
Retailer
Scrapped
"Deemed Irrecoverable"*
LEGEND
pallet flows
*Deemed irrecoverable from an accounting perspective at a specific point in time
25
Company overview
CHEP
Recall
FY08 Results
Appendix
Brambles


PALLET LIFE CYCLE: KEY DRIVERS
CHEP
Sales growth
Asset turns
Transport costs
Plant costs
Asset management costs
recovery
depreciation
IPEP expense
26
CHEP
Recall
FY08 Results
Appendix
Brambles


WOOD PALLET DEPRECIATION POLICY
CHEP
100%
Book Value
0%
Useful life to residual value
Straight line over 10 years to 25% of cost
Effective Useful Life ~13 years
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Year
27
CHEP
Brambles


ASSET MANAGAMENT – ACCOUNTING FOR PALLETS DEEMED IRRECOVERABLE
CHEP
Pallets that cannot be accounted for at a particular location at a specific point in time are deemed 'irrecoverable' from an accounting perspective
Two types of irrecoverable pallets
Compensatable
Via individual contract (varies by customer and region)
On receipt of compensation the Net Book Value (NBV) and pallet numbers are written off
Partially offsets gross replacement capex (varies across time, region and customer)
Uncompensatable
Built into cost and pricing structure
NBV of potential unaccounted for pallets is provided through the Irrecoverable Pooling Equipment Provision (IPEP)
Pallet numbers are written off on audit completion
In both cases irrecoverable pallets have to be replaced.
'Unaccounted for' pallets represents ~9-10% pa of the pallet pool.
28
CHEP
Brambles

IRRECOVERABLE POOLING EQUIPMENT PROVISION (IPEP)



- Irrecoverable Pooling Equipment Provision Expense
  - Reflects the cost to CHEP in the period of known and estimated uncompensatable irrecoverable pallets at a particular point in time
  - Includes pallets that are unaccounted for due to:
    - A distributor that does not have a contractual agreement with CHEP
    - The result or anticipated result of an audit where it is known unaccounted for pallets will not be compensated
  - *Uncompensatable pallets are written off against the provision*
- IPEP is determined with reference to historical statistical data, audit outcomes, KPIs and management estimates which all require judgement

COST STRUCTURE AND KEY PROFIT DRIVERS

CHEP


Management Accounts
for the year ended 30 June 2009
US$ / %
Sales revenue
100
Transport costs
(19)
Plant operations
(27)
Depreciation
(10)
Net gains on disposals of PPE
0
IPEP expense
(3)
Other operating expenses
(16)
Underlying profit
25

Note: numbers are indicative only.

IMPACT ON FINANCIAL STATEMENT

CHEP

	Income Statement	Balance Sheet	Cash Flow statement
Asset purchase	-	Property, Plant and Equipment / Trade payables	Purchases of Property, Plant & Equipment
Fees	Sales revenue	Trade receivables	Receipts from customers
Direct costs – Plant costs, transport costs	Operating expenses. No direct link between management account definition and note 5 (b)	Trade payables	Payments to suppliers and employees
Fuel Surcharge	Other operating income	Trade receivables	Offset to payments to suppliers
White wood sales	Other operating income	Trade receivables	Offset to payments to suppliers
Direct cost - Depreciation	Operating expenses - Depreciation	Property, Plant and Equipment	-
Compensatables	Net gains on disposal of *property plant and equipment*	Property, Plant and Equipment	Proceeds of property, plant and equipment
Assets scrapped	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Uncompensatables	Operating expenses – IPEP expense	Property, Plant and Equipment	-

CAPEX – CASH TO BOOK – 1H10



US$M actual exchange rates
255
22
233
18
21
194
23
171
1H10 Cash
Accrual Movement
FY09 Additions
Recall
Land and P&E
Pooling
Containers
Pallets
Book Capex


GROWTH IN PALLET NUMBERS
CHEP
Pallets (millions)
300
250
200
150
100
50
0
230
237
242
251
251
246
+7M
+5M
+9M
+0M
-5M
16
16
16
18
18
18
127
128
126
132
130
129
87
93
100
101
103
99
FY05
FY06
FY07
FY08
FY09
1H10
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Pallet numbers are shown gross, before provisions
33
CHEP
Brambles


RECONCILING PALLET NUMBERS FOR CAPEX
CHEP
Pallet Growth
▪ FY08: 251M pallets
▪ FY09: 251M pallets
▪ Growth: 0M pallets or 0% of the pool
▪ Pallet volume growth 0%
Capex Analysis
Number of Pallets
FY09 Capex at approximately US$18 per pallet
US $462M
25 M
Growth Capex
US $(0)M
(0)M
Replacement Capex (~10% of pool)
US $(450)M
(25)M
Difference due to rounding etc.
US $12 M
34
CHEP
Brambles


GUIDE TO ESTIMATING PALLET EXPENDITURE
CHEP
Example of capex
FY09 US$M
Assume average pallet price
for example: US$18
Assume growth rate
for example: 0% of the pool or 0M pallets
~US$ - M
Assume replacement rate
for example: 10% of the pool or 25M pallets
~US$450M
Therefore capex required US$450M or ~US$462M
~US$450M
35
CHEP
Brambles


BOOK CAPEX/DEPRECIATION – FY09
CHEP
Pallets are ~82% of the net carrying amount of plant and equipment
Capex and Depreciation Underlying Ratio
Pallet Capex
Pallet Depreciation + IPEP + NBV of Compensatable Pallets
Example:
US$462M
US$285M + US$98M + (US$89M × 82%)
36
CHEP
Brambles


BOOK CAPEX/(DEPRECIATION + IPEP + NBV) FOR PALLETS
CHEP
Capex / DIN (times)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1.0
0.3
0.7
1.2
0.2
1.0
1.3
0.3
1.0
1.0
1.0
Growth
Replacement
FY06
FY07
FY08
FY09
37
CHEP
Brambles


CONTROL RATIO AND ASSET MANAGEMENT
CHEP
Internally used to measure asset management in the one way trip pooling model
(Pallet Returns + Recoveries) / Total Issues
A lower control ratio drives higher replacement capex (assuming that the pool is stable)
Limitations to use
does not take into account growth
represents asset control between two selected points in time
Example
In a stable environment, a control ratio of 97% equates to 'unaccounted for' pallets of 3%. In a pool with 3 asset turns per annum this calculates to 9% of the pallets in the pool per annum being 'unaccounted for' (i.e. 3% x 3 turns)
38
CHEP
Brambles

PALLET AUDIT PROCESS

CHEP

- In addition to monitoring plant operations using KPIs, CHEP regularly conducts physical audits to validate pallet quantities at customer locations
- Adjustments to pallet holdings are made once audits are reconciled and finalised. This can take some months

NOTE

CHEP

CHEP maintains ownership of all its pallets and other pooling equipment even when such assets may physically be in the hands of manufacturers, retailers, pallet recyclers or others.

Notwithstanding the accounting treatment and perspective, which requires certain provisions to be made for pooling equipment deemed irrecoverable, CHEP at no time forfeits its ownership rights with respect to any CHEP pallets or other pooling equipment.


recall™
Your Information. Securely Managed.
Recall
Brambles

INFORMATION MANAGEMENT *recall*

- Global leader in document and information management
- Operations at nearly 300 facilities in over 20 countries
- Approximately 4,500 employees working for nearly 80,000 customers
- Effectively manages customers' information throughout its lifecycle
- Headquarters in Atlanta, Georgia (USA)



Document carton

42




Recall

Brambles


SERVICES
recall
Document Management Solutions (DMS)
• Secure indexing, storage, image capture and retrieval of physical and digital documents
Secure Destruction Services (SDS)
• Confidential destruction of sensitive documents, other media and items of high intrinsic value
Data Protection Services (DPS)
• Secure off-site storage, rotation, protection and recovery of multi-media data
43
Recall
Brambles
Recall's shredder trucks destroy paper documents on-site


SPECIALISED LOGISTICS PROCESSES
recall
STORAGE
Documents placed in cartons
TRANSFER
recall
Storage
Delivery
Physical Inventory
Internet Inventory
ENTRANCE TO INFORMATON CENTER
SEARCH & RETRIEVAL
Search Trace
Request for Search
REQUESTS
recall
44
Recall
FY09 Results
Appendix
Brambles


THE RECALL ADVANTAGE
recall
Safety
Fire Prevention
Risk Mitigation
Security Breach Protocol
Ongoing Training
Security
Efficiency
CARTONS Model
Standard Operating Procedures
Benchmarking & Best Practices
Innovation/RFID
IMPACT
Peace of Mind
Perfect Order
Global Footprint
Global Operating Platform
Menu of Service
Third Party Validation
Customer Satisfaction
Sustainability
Environment
Financial Strength & Stability
Business Excellence
©2008 Recall Corporation. Proprietary information.
45
Recall
Brambles


Brambles
2010 Interim Results
Analyst presentation
17 February 2010


Tom Gorman
Chief Executive Officer
1H10 Results
Brambles

FIRST-HALF RESULTS

- Solid financial discipline
  - Cash flow
  - Balance sheet
  - Overhead reduction
- Sales negatively impacted by economic weakness
  - USA
  - Western Europe
- Winning business in all markets today
- Continuing long-term investment
  - Better Everyday in CHEP USA
  - Growth markets

48 1H10 Results Brambles

FIRST-HALF RESULTS (CONTINUED)

- Safety performance
  - Ongoing improvements
  - Zero Harm
- New leadership team
- Well-placed to return to growth
  - Leveraged to economic recovery
  - Brambles initiatives

GROUP OVERVIEW

Sales revenue	Statutory operating profit	Statutory EPS	Free cash flow after dividends
↓2%	↓3%	↓8%	↑US$224m

- Sales revenue down 2%
  - Subdued business conditions
  - Primarily Automotive and SDS
- Statutory operating profit down 3%
  - Underlying profit down 30%
  - Better Everyday in CHEP USA
- Strong cash flow
- Interim dividend of A12.5¢

Growth % calculated on constant currency basis; free cash flow after dividends is at actual rates


GROUP SALES REVENUE
US$m
2,073
8
26
20
17
2,036
1H09
Price/Mix
Automotive/SDS
Organic
Net new business
1H10
All numbers are calculated at constant currency
51
1H10 Results
Brambles


SALES REVENUE BY PRODUCT LINE
CHEP
US$m
49
65
89
1,519
Growth vs. 1H09
Pallets ↓2%
RPC ↑15%
Automotive ↓17%
Other ↓7%
Pallets 88%
RPC 5%
Automotive 4%
Other 3%
Growth % calculated on constant currency
52
1H10 Results
Brambles


CHEP AMERICAS RESULTS
CHEP
Sales revenue
5%
Statutory operating profit
36%
Underlying profit
54%
Cash flow from operations
US$23m
Sales revenue down 5%
CHEP USA sales decline
Sales up in CHEP Canada, CHEP Latin America
Anticipate CHEP USA pallet issue volumes down 3% for FY10
Statutory operating profit up 36%
No Significant items in 1H10
Underlying profit down 54%
Better Everyday
All quality spend included in Underlying profit (excluded in FY09)
Volume/price, IPEP, storage
Cash flow increase reflects capex reduction
Growth % calculated on constant currency basis; cash flow at actual rates
53
1H10 Results
Brambles


BETTER EVERYDAY
CHEP
Rollout progressing on target
US$65m expenditure in line with plan
Pallet quality and service improvements
Positive reaction to new repair specifications
Rejections down
Ease of doing business
Portfolio+Plus roll-out on track
Simplified invoice launch in FY11
Strengthen, realign sales and marketing
54
1H10 Results
Brambles


CHEP EMEA RESULTS
CHEP
Sales revenue
1%
Statutory operating profit
8%
Cash flow from operations
US$66m
Sales revenue down 1%
Weak UK and Spain
Automotive subdued
Offset by new business growth
Operating profit down 8%
Deleveraging costs
Restructuring savings
Cash flow improvement: lower capex
Growth % calculated on constant currency basis; cash flow at actual rates
55
1H10 Results
Brambles


CHEP ASIA-PACIFIC RESULTS
CHEP
Sales revenue
4%
Statutory operating profit
6%
Cash flow from operations
US$59m
Sales revenue up 4%
CHEP Australia: new platforms offset lower pallet volumes
Weak automotive
China, India, South-East Asia, New Zealand sales growth
Operating profit down 6%
Strong cash flow
Growth % calculated on constant currency basis; cash flow at actual rates
56
1H10 Results
Brambles


SALES REVENUE BY PRODUCT LINE
recall
US$m
37
69
258
Growth vs. 1H09
DMS 4%
SDS 15%
DPS 1%
DMS 71%
SDS 19%
DPS 10%
Growth % calculated on constant currency basis
57
1H10 Results
Brambles


RECALL RESULTS
recall
Sales revenue 1%
Statutory operating profit in line with prior period
Cash flow from operations US$24m
Sales revenue down 1%
Growth in core DMS
SDS down 15%
Excluding SDS sales up 4%
Statutory operating profit in line with 1H09
Up 16% excluding SDS
Benefits of FY09 restructuring
Growth % calculated on constant currency basis; cash flow at actual rates
58
1H10 Results
Brambles


Greg Hayes
Chief Financial Officer
1H10 Results
Brambles

2010 FIRST-HALF RESULTS

	Actual	Constant		
	1H10 US$m	1H10 US$m	1H09 US$m	Growth %
Continuing operations				
Sales revenue	**2,086.1**	2,036.2	2,073.2	(2)
Underlying profit	**340.2**	328.6	469.3	(30)
Statutory operating profit	**338.1**	326.4	337.6	(3)
Profit before tax	**284.1**	272.6	273.9	-
Profit after tax	**206.7**	198.3	195.3	2
Statutory EPS[1] (cents)	**14.8**	14.2	15.4	(8)
Cash flow from operations	**400.3**	379.3	220.8	72
Brambles Value Added		71.0	151.4	(53)

[1]Includes discontinued operations
Growth % calculated on constant currency basis

SIGNIFICANT ITEMS

Actual rates	1H10 US$m	1H09 US$m
Underlying profit	**340.2**	**469.3**
Items within ordinary activities, but unusual due to size and nature:		
CHEP USA Quality program	-	(34.5)
Walmart net transition impact	-	(20.2)
Items outside the ordinary course of business:		
Accelerated scrapping of surplus pallets	-	(99.0)
Facilities and operations rationalisation	(2.1)	(7.9)
Foreign exchange gain on capital repatriation	-	29.9
Subtotal	**(2.1)**	**(131.7)**
Statutory operating profit	**338.1**	**337.6**

GROUP UNDERLYING PROFIT


US$m
469
19
15
65
23
18
329
1H09
Vol/Price/Mix
Automotive/SDS
Better Everyday & Quality
Direct costs
Other
1H10

All numbers are calculated at constant currency

OVERVIEW

CHEP

	Actual	Constant		
	1H10 US$m	1H10 US$m	1H09 US$m	Growth %
Americas	756.9	756.3	792.5	(5)
EMEA	770.1	756.2	761.0	(1)
Asia-Pacific	195.0	172.8	166.6	4
Sales revenue	1,722.0	1,685.3	1,720.1	(2)
Statutory operating profit	300.4	288.3	274.2	5
Profit margin (%)	17	17	16	

Growth % calculated on constant currency basis

CHEP AMERICAS – STATUTORY OPERATING PROFIT

CHEP


US$m
80
99
20
34
233
65
26
18
16
108
1H09 Operating profit
Accelerated scrapping of surplus pallets
Walmart net transition impact
Pallet quality program
1H09 Underlying profit
Better Everyday & Quality
Vol, Price & Mix
Direct costs
Other
1H10 Operating profit

All numbers are calculated at constant currency


CHEP EMEA
– STATUTORY OPERATING PROFIT
CHEP
US$m
166
3
8
8
1
154
1H09
Vol, Price, Mix
Automotive
Direct costs
Other
1H10
All numbers are calculated at constant currency
65
1H10 Results
Brambles


CHEP ASIA-PACIFIC
– STATUTORY OPERATING PROFIT
CHEP
US$m
28
3
2
2
27
1H09
Vol, Price & Mix
Automotive (Australia)
Other
1H10
All numbers are calculated at constant currency
66
1H10 Results
Brambles

OVERVIEW

recall

	Actual	Constant		
	1H10 US$m	1H10 US$m	1H09 US$m	Growth %
Americas	161.9	159.9	161.2	(1)
Europe	95.3	94.4	96.8	(2)
RoW	106.9	96.6	95.1	2
Sales revenue	**364.1**	**350.9**	**353.1**	**(1)**
Statutory operating profit	**52.5**	**49.7**	**49.5**	–
Profit margin (%)	**14**	**14**	**14**	

Growth % calculated on constant currency basis

RECALL – STATUTORY OPERATING PROFIT

recall

US$m



50
1
6
6
1
50
1H09
Vol, Price & Mix
SDS
Direct Costs
Other
1H10

All numbers are calculated at constant currency


Cash flow and finance
1H10 Results
Brambles

STRONG CASH FLOW

US$m Actual rates	1H10	1H09	Change
EBITDA	**562.1**	**627.4**	**(65.3)**
Capital expenditure	**(254.6)**	(400.1)	145.5
Proceeds from disposals	**43.6**	41.2	2.4
Working capital movement	**(21.4)**	(65.5)	44.1
Irrecoverable pooling equipment provision	**60.2**	36.5	23.7
Provisions / other	**10.4**	(18.7)	29.1
Cash flow from operations	**400.3**	**220.8**	**179.5**
Significant items outside ordinary activities	**(35.1)**	(21.7)	(13.4)
Cash flow from operations after Significant items	**365.2**	**199.1**	**166.1**
Financing costs and tax	**(130.6)**	(126.5)	(4.1)
Free cash flow	**234.6**	**72.6**	**162.0**
Dividends	**(101.3)**	(163.2)	61.9
Free cash flow after dividends	**133.3**	**(90.6)**	**223.9**

70 1H10 Results Brambles


CAPITAL EXPENDITURE (PP&E)
US$m Actual rates
(144)
433
416
377
295
233
1H08
2H08
1H09
2H09
1H10
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
71
1H10 Results
Brambles

FINANCIAL RATIOS

Actual rates	Dec 09	Jun 09
Closing net debt (US$m)	2,028.4	2,143.4
Gearing (%)	55.3	60.0
(Net debt/Net debt & equity)		

Actual rates	1H10	1H09	Covenants
EBITDA* / Net finance costs (x)	10.4	9.8	x 3.5 (min)
Net debt / EBITDA* (x)	1.8	1.9	x 3.5 (max)

* EBITDA is Underlying profit excluding depreciation and amortisation, plus Significant items that are within ordinary activities

CREDIT FACILITES & LIQUIDITY

- Ample funding headroom
  - Undrawn committed credit facilities of US$1,317m
  - Cash balances of US$118m
- Investment grade credit ratings issued December 2009
  - BBB+ (stable outlook) from Standard & Poor's
  - Baa1 (stable outlook) from Moody's Investor Services


Tom Gorman
Chief Executive Officer
1H10 Results
Brambles

OUTLOOK

- Outstanding business models
  - Market position
  - Customer base
  - New business pipeline
  - Long-term growth
- Positioned for improved performance as economic conditions recover


Brambles
2010 Interim Results
Analyst presentation
17 February 2010

APPENDIX 1A

GLOSSARY OF TERMS & MEASURES

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
Brambles Value Added (BVA)	Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as: ▪ Underlying profit; plus ▪ Significant items that are part of the ordinary activities of the business; less ▪ Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.
Capital expenditure (capex)	Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
Constant currency	Constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.



Company overview
CHEP
Recall
1H10 Results

APPENDIX 1B

GLOSSARY OF TERMS & MEASURES (CONTINUED)

Except where noted, common terms and measures used in this document are based upon the following definitions:

Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
EPS	Profit after tax, minority interests and Significant items, divided by shares in issue.
Free cash flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
Sales revenue	Excludes revenues of associates and non trading revenue.
Shares in issue	Based on weighted average shares in issue of 1,403.8m in 1H10; 1,383.8m in 1H09.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: ▪ outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or ▪part of the ordinary activities of the business but unusual due to their size and nature.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items.



Company overview
CHEP
Recall
1H10 Results


APPENDIX 2A
CHEP USA – PLANT OPERATIONS & TRANSPORTATION TRENDS
CHEP
Plant cost ratio*
(Plant costs / Sales)
45%
40%
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
Transportation cost ratio
(Transportation costs / Sales)
33%
28%
23%
18%
* FY08, FY09 and FY10 costs include the Quality and Better Everyday Program.
79
Company overview
CHEP
Recall
1H10 Results
Appendix
Brambles


APPENDIX 2B
CHEP USA
– ASSET PRODUCTIVITY TRENDS
CHEP
Control ratio
(Returns + Recoveries / Total Issues)
100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
New equipment issue ratio
(Pallets purchased / Total issues)
10%
8%
6%
4%
2%
0%
80
Company overview
CHEP
Recall
1H10 Results
Appendix
Brambles


APPENDIX 3A
CHEP EUROPE – PLANT OPERATIONS & TRANSPORTATION TRENDS
CHEP
Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
Transportation cost ratio
(Transportation costs / Sales)
28%
24%
20%
16%
Major pallet sizes (B1210A and B1208A only)
81
Appendix
Brambles


APPENDIX 3B
CHEP EUROPE – ASSET PRODUCTIVITY TRENDS
CHEP
Control ratio
(Returns + Recoveries / Total Issues)
98%
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
1H10
New equipment issue ratio
(Pallets purchased / Total Issues)
10%
8%
6%
4%
2%
0%
Major pallet sizes (B1210A and B1208A only)
82
1H10 Results
Brambles

APPENDIX 4

CURRENCY MIX

US$m	Total	USD	EUR	GBP	AUD	Other
		1H10 Currency mix at Actual FX rates				
Sales revenue	**2,086.1**	675.1	552.0	205.6	251.3	402.1
Statutory operating profit	**338.1**	53.1	98.1	39.0	44.4	103.5
Net debt [1]	**2,028.4**	1,543.3	427.2	(73.4)	84.2	47.1

[1] Net debt shown after adjustments for impact of financial derivatives

APPENDIX 5

EFFECTIVE TAX RATE

Actual rates	1H10 US$m	1H09 US$m
Underlying profit before tax	286.2	405.6
Tax expense	77.9	135.1
Tax rate on Underlying profit	**27.2%**	**33.3%**
Adjustment for non-recurring items	3.3%	-
Adjusted effective tax rate	**30.5%**	**33.3%**

APPENDIX 6

CREDIT FACILITIES & DEBT PROFILE

US$ billion

Maturity	Type	Committed Facilities	Debt drawn	Headroom
< 12 months	Bank	0.6	-	0.6
1 – 2 years	Bank/USPP[1]	0.3	0.3	-
2 – 3 years	Bank	1.2	0.9	0.3
3 – 4 years	Bank	1.0	0.6	0.4
4 – 5 years	USPP[1]	0.2	0.2	-
> 5 years	USPP[1]	0.1	0.1	-
Total		**3.4**	**2.1**	**1.3**

[1] US Private Placement

85 Appendix Brambles


APPENDIX 7
CAPITAL EXPENDITURE
US$m Actual rates
255
22
233
18
21
194
23
171
1H10 Cash
Accrual Movement
FY09 Additions
Recall
Land and P&E
Pooling
Containers
Pallets
Pallets
Containers
Other
17%
10%
73%
86
Appendix
Brambles



APPENDIX 8
PAPER PRICES – NORTH AMERICA
recall
US$m Actual rates
Price per ton
250
210
170
130
90
50
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
87
Company overview
CHEP
Recall
1H10 Results
Appendix
Brambles

DISCLAIMER STATEMENT

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

23 February 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,278 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,278
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	10,278 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 February 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,412,442,518	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,593,517	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 February 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 February 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 28,369 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,369
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	28,369 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,470,887	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,549,563	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not *require disclosure under section 707(3) or section 1012C(6)* of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 February 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 04-Feb-2010
Number	6695G07

RNS Number : 6695G
Brambles Limited
04 February 2010

Brambles Limited
Company Number: 118 896 021

4 February 2010

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr T Gorman.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

82-5205

Name of Director	TOM GORMAN
Date of last notice	14 JANUARY 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominee behalf of MyShare participants. Mr Gorman ha beneficial interest in 63 shares. Computers Nominees CI LTD <Brambles MyShare Control A/C the registered holder.
Date of change	3 February 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 536 Brambles Limited shares. 541 Brambles Limited Shares held by Computershar Nominees CI Limited under the MyShare Plan.
Class	Ordinary shares
Number acquired	63
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	63 @ $6.56 per share
No. of securities held after change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 599 Brambles Limited shares. 604 Brambles Limited Shares held by Computershar Nominees CI Limited under the MyShare Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	63 (Acquired Shares) purchased on market anc (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plar details of which are set out in the 2008 Notice of Ar General Meeting.

Part 2 - Change of director's interests in contracts

82-5205

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSKKQDKABKKDBK

CLOSE

Regulatory

82-5205

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 04-Feb-2010
Number	6694G07

RNS Number : 6694G
Brambles Limited
04 February 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

JASPER R A JUDD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

63 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

63 SHARES @ AU$6.56 PER SHARE

14. Date and place of transaction

63 SHARES PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 51,154 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

4 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

63 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, 63 SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

218,226 SHARE RIGHTS AND 652 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

63 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

82-5205

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

63 @ AU$6.56 PER SHARE

14. Date and place of transaction

63 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 715 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

4 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

63 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

194,360 SHARE RIGHTS AND 715 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

82-5205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

64 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

64 @ AU$6.56 PER SHARE

14. Date and place of transaction

64 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 28,228 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

4 FEBUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

64 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 64 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 52,005 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 304,326 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL

DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

82-5205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

64 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

64 @ AU$6.56 PER SHARE

14. Date and place of transaction

64 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,884 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

64 ON 4 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

64 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 64 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 304,326 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

82-5205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

PETER MACKIE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

45 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

82-5205

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

45 @ AU$6.56 PER SHARE

14. Date and place of transaction

45 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 JANUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 568 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

45 ON 4 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

45 ON 29 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 45 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 138,925 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 FEBRUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Brambles Non-executive Director Retires
Released	07:00 04-Feb-2010
Number	6692G07

RNS Number : 6692G
Brambles Limited
04 February 2010

Brambles Limited
Company Number: 118 896 021

4 February 2010

BRAMBLES NON-EXECUTIVE DIRECTOR RETIRES

Brambles announced today that David Gosnell will retire as a Non-executive Director with effect from 31 March 2010.

Brambles Chairman, Graham Kraehe, said Mr Gosnell had decided to retire because of his increasing business commitments as Managing Director of Global Supply and Procurement at British-based drinks company Diageo.

Mr Gosnell was appointed to the Brambles Board during June 2006 and is a member of the Audit Committee. "It was a difficult decision to retire from the Brambles Board," Mr Gosnell said. "But recently my commitments at Diageo have increased to the point where I felt that I couldn't remain as a Brambles Director."

Mr Kraehe said: "The Board has reluctantly accepted David's decision. His international experience in supply chain management enabled him to make a valuable contribution to the Brambles Board. We wish him all the best for the future."

Investors and media, for further information please contact:

Michael Roberts	**James Hall**
Vice President	Manager

Investor Relations & Corporate Affairs	Investor Relations & Corporate Affairs
+61 2 9256 5216	+61 2 9256 5262
+61 418 263 199	+61 401 524 645
michael.roberts@brambles.com	james.hall@brambles.com

Brambles(ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in over 45 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5205

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 08-Feb-2010
Number	7965G07

RNS Number : 7965G
Brambles Limited
07 February 2010

Brambles Limited

Company Number: 118 896 021

8 February 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 117 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002,

82-5205

01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

117

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other

than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

117 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

8 February 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,317,782

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

9,718,947

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

82-5205

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements

through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

82-5205

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do

- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

82-5205

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 8 February 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:00 08-Feb-2010
Number	8058G07

RNS Number : 8058G
Brambles Limited
08 February 2010

Brambles Limited
Company Number: 118 896 021

8 February 2010

On 5 February 2010, Baillie Gifford & Co advised the Australian Securities Exchange that it had become a substantial shareholder in Brambles Limited with a holding of 5.06% (71,408,272 shares) with effect from 3 February 2010.

Robert Gerrard
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Story

Company	Brambles Limited
TIDM	BXB
Headline	Half Yearly Report
Released	07:00 17-Feb-2010
Number	2636H07

RNS Number : 2636H
Brambles Limited
17 February 2010

Brambles Limited
Company Number: 118 896 021

17 February 2010

Results for announcement to the market

Brambles Limited

ABN 89 118 896 021

Appendix 4D

Consolidated financial report for the half-year ended 31 December 2009

Six months ended 31 December	2009 US$m	2008 US$m	% change (actual fx rates)	% change (constant currency)
Statutory results				
Continuing operations after Significant items:				
Sales revenue	**2,086.1**	2,073.2	1%	(2%)
Operating profit	**338.1**	337.6	-	(3%)
Profit before tax	**284.1**	273.9	4%	-
Profit after tax	**206.7**	195.3	6%	2%
Profit after tax - discontinued operations	**0.4**	17.5		
Profit attributable to members of the parent entity	**207.1**	212.8	(3%)	(7%)

Basic EPS (US cents)	**14.8**	15.4	(4%)	(8%)
Free cash flow after dividends	**133.3**	(90.6)		
Continuing operations before Significant items:				
Sales revenue	**2,086.1**	2,073.2	1%	(2%)
Underlying profit	**340.2**	469.3	(28%)	(30%)
Profit after tax	**208.3**	270.5	(23%)	(26%)
Basic EPS (US cents)	**14.8**	19.5	(24%)	(27%)
Interim dividend* (Australian cents)	**12.5**	17.5		

* The 2010 interim dividend is 20% franked and its record date is 18 March 2010.

A commentary on these results is set out in Brambles' Securities Exchange & Media Release dated 17 February 2010.

Consolidated financial report
for the half-year ended 31 December 2009

Index

Page

Half-year consolidated financial statements

Consolidated income statement
for the half-year ended 31 December 2009

	Note	**First half 2010 US$m**	First half 2009 US$m
Continuing operations			
Sales revenue	4	**2,086.1**	2,073.2
Other income	4	**38.2**	60.2
Operating expenses	4	**(1,788.9)**	(1,798.2)
Share of results of joint ventures	11	**2.7**	2.4
Operating profit		**338.1**	337.6
Finance revenue		**1.4**	4.8
Finance costs		**(55.4)**	(68.5)
Net finance costs		**(54.0)**	(63.7)
Profit before tax		**284.1**	273.9
Tax expense		**(77.4)**	(78.6)
Profit from continuing operations		**206.7**	195.3
Profit from discontinued operations	6	**0.4**	17.5
Profit for the period attributable to members of the parent entity		**207.1**	212.8
Earnings per share (cents)	7		
Total			
- basic		**14.8**	15.4
- diluted		**14.7**	15.3
Continuing operations			
- basic		**14.7**	14.1
- diluted		**14.7**	14.1

The consolidated income statement should be read in conjunction with the accompanying notes.

Non-statutory measure:

Underlying profit

Underlying profit is profit from continuing operations before finance costs, tax and Significant items (refer Note 5). It is presented to assist users of the financial statements to understand Brambles' business results and reconciles with operating profit as follows:

Underlying profit	***340.2***	*469.3*

Significant items:			
- restructuring costs	5a	***(2.1)***	*(106.9)*
- foreign exchange gain on capital repatriation	5c	**-**	*29.9*
- Walmart transition impact	5d	**-**	*(20.2)*
*- USA pallet quality program costs**	5e	**-**	*(34.5)*
Operating profit		***338.1***	*337.6*

** In October 2009, CHEP USA launched its Better Everyday customer service and quality program, which is expected to result in ongoing net costs of approximately US$50 million per annum and additional costs totalling approximately US$110 million over three years for fast-tracking other elements of the program. In 1H10, spending under the Better Everyday program, together with the final US$37 million spending under the USA pallet quality program announced in February 2008, have been presented within Underlying profit. In prior years, USA pallet quality program costs were presented as Significant items. Comparatives have not been restated.*

Consolidated statement of comprehensive income
for the half-year ended 31 December 2009

	First half 2010 US$m	First half 2009 US$m
Profit for the period	**207.1**	212.8
Other comprehensive income:		
Actuarial (losses)/gains on defined benefit pension plans	**(5.5)**	28.3
Exchange differences on translation of foreign operations	**81.4**	(307.8)
Cash flow hedges	**1.7**	(23.0)
Income tax on other comprehensive income	**1.3**	(0.1)
Other comprehensive income for the period	**78.9**	(302.6)
Total comprehensive income for the period attributable to members of the parent entity	**286.0**	(89.8)

The consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet
as at 31 December 2009

	Note	**December 2009 US$m**	June 2009 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**117.9**	90.1

	Note		
Trade and other receivables		**681.8**	653.6
Inventories		**42.6**	35.1
Derivative financial instruments		**0.8**	1.1
Other assets		**64.4**	72.2
Total current assets		**907.5**	852.1
Non-current assets			
Other receivables		**8.5**	8.1
Investments		**14.2**	13.8
Property, plant and equipment		**3,445.8**	3,441.6
Goodwill		**636.9**	612.3
Intangible assets		**169.9**	163.0
Deferred tax assets		**19.5**	7.0
Derivative financial instruments		**1.5**	-
Other assets		**0.7**	0.6
Total non-current assets		**4,297.0**	4,246.4
Total assets		**5,204.5**	5,098.5
LIABILITIES			
Current liabilities			
Trade and other payables		**680.5**	683.7
Borrowings		**66.4**	68.0
Derivative financial instruments		**14.1**	12.9
Tax payable		**65.4**	64.6
Provisions		**74.9**	93.6
Total current liabilities		**901.3**	922.8
Non-current liabilities			
Borrowings		**2,079.9**	2,165.5
Derivative financial instruments		**3.8**	5.8
Provisions		**46.1**	53.0
Retirement benefit obligations		**55.4**	50.8
Deferred tax liabilities		**459.9**	449.9
Other liabilities		**20.7**	21.4
Total non-current liabilities		**2,665.8**	2,746.4
Total liabilities		**3,567.1**	3,669.2
Net assets		**1,637.4**	1,429.3
EQUITY			
Contributed equity	9	**13,912.4**	13,847.6
Unification reserve	10	**(15,385.8)**	(15,385.8)
Other reserves	10	**534.7**	447.1
Retained earnings		**2,575.8**	2,520.1
Parent entity interest		**1,637.1**	1,429.0
Minority interest		**0.3**	0.3
Total equity		**1,637.4**	1,429.3

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

for the half-year ended 31 December 2009

	First half 2010 US$m	First half 2009 US$m
Cash flows from operating activities		
Receipts from customers	**2,338.9**	2,323.2
Payments to suppliers and employees	**(1,750.5)**	(1,757.5)
Cash generated from operations	**588.4**	565.7
Dividends received from joint ventures	**2.8**	4.1
Interest received	**1.5**	5.8
Interest paid	**(50.9)**	(70.5)
Income taxes paid on operating activities	**(81.2)**	(61.8)
Net cash inflow from operating activities	**460.6**	443.3
Cash flows from investing activities		
Purchases of property, plant and equipment	**(254.6)**	(400.1)
Proceeds from sale of property, plant and equipment	**43.6**	41.2
Purchases of intangible assets	**(15.0)**	(11.8)
Proceeds from disposal of businesses	**1.5**	0.9
Costs incurred on disposal of business	**-**	(5.2)
Acquisition of subsidiaries, net of cash acquired	**-**	(0.1)
Net cash outflow from investing activities	**(224.5)**	(375.1)
Cash flows from financing activities		
Proceeds from borrowings	**1,334.7**	758.2
Repayments of borrowings	**(1,449.3)**	(553.2)
Net inflow/(outflow) from hedge borrowings	**12.9**	(17.7)
Proceeds from issue of ordinary shares	**1.0**	0.8
Dividends paid, net of Dividend Reinvestment Plan	**(101.3)**	(163.2)
Net cash (outflow)/inflow from financing activities	**(202.0)**	24.9
Net increase in cash and cash equivalents	**34.1**	93.1
Cash and deposits, net of overdrafts, at beginning of the period	**54.1**	68.1
Effect of exchange rate changes	**4.7**	(60.1)
Cash and deposits, net of overdrafts, at end of the period	**92.9**	101.1

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
for the half-year ended 31 December 2009

	Note	Share capital US$m	Reserves[1] US$m	Retained earnings US$m	Non-controlling interest US$m	Total US$m
Half-year ended 31 December 2008						
Opening balance		13,778.6	(14,671.5)	2,436.1	0.3	1,543.5
Total comprehensive income		-	(323.0)	233.2	-	(89.8)

	Note					
Share-based payments:						
- expense recognised		-	7.2	-	-	7.2
- shares issued		-	(5.0)	-	-	(5.0)
- equity component of related tax		-	(0.8)	-	-	(0.8)
Transactions with owners in their capacity as owners:						
- dividends declared		-	-	(208.9)	-	(208.9)
- issues of ordinary shares, net of transaction costs		5.7	-	-	-	5.7
Closing balance		13,784.3	(14,993.1)	2,460.4	0.3	1,251.9
Half-year ended 31 December 2009						
Opening balance		**13,847.6**	**(14,938.7)**	**2,520.1**	**0.3**	**1,429.3**
Total comprehensive income		**-**	**82.9**	**203.1**	**-**	**286.0**
Share-based payments:						
- expense recognised		**-**	**8.4**	**-**	**-**	**8.4**
- shares issued		**-**	**(4.6)**	**-**	**-**	**(4.6)**
- equity component of related tax		**-**	**0.9**	**-**	**-**	**0.9**
Transactions with owners in their capacity as owners:						
- dividends declared		**-**	**-**	**(147.4)**	**-**	**(147.4)**
- issues of ordinary shares, net of transaction costs	9	**5.6**	**-**	**-**	**-**	**5.6**
- issues of ordinary shares under Dividend Reinvestment Plan	9	**59.2**	**-**	**-**	**-**	**59.2**
Closing balance		**13,912.4**	**(14,851.1)**	**2,575.8**	**0.3**	**1,637.4**

[1] Refer Note 10 for further information on reserves.

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Notes to and forming part of the consolidated financial statements

for the half-year ended 31 December 2009

Note 1. Basis of preparation

These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the half-year ended 31 December 2009.

These consolidated financial statements, which have been prepared in accordance with AASB 134: Interim Financial Reporting, are a general purpose financial report.

The interim consolidated financial statements comply with International Financial Reporting Standards (IFRS) and have been prepared in accordance with Australian Accounting Standards (AAS), other authoritative pronouncements of the Australian Accounting Standards Board (AASB), the Urgent Issues Group Interpretations (UIG) and the requirements of the Corporations Act 2001.

These interim consolidated financial statements do not include all of the notes that would normally be included in an annual financial report. The interim consolidated financial statements should be read in conjunction with Brambles' 2009 Annual Report and public announcements made by Brambles during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act.

Note 2. Significant accounting policies

The interim consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in Brambles' 2009 Annual Report, except for segment reporting.

a) Segment reporting

Brambles has applied AASB 8: Operating Segments from 1 July 2009. AASB 8 requires adoption of a management approach when reporting segment performance. The information presented is based on Brambles' internal management reporting to the Chief Executive Officer (CEO), being the chief operating decision-maker, and reflects what the CEO uses when evaluating segment performance and deciding how to allocate resources to operating segments.

There have been no changes to the definition of operating segments, however additional disclosures are now included in the financial statements. Geographic disclosures now present Australia separately. Comparative figures have been provided.

b) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	First half 2010	0.8765	1.4570	1.6328
	First half 2009	0.7759	1.4180	1.7166
Period end	31 December 2009	0.8987	1.4416	1.6129
	30 June 2009	0.8114	1.4106	1.6637

c) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2010 and 2009 are to the financial years ending on 30 June 2010 and 30 June 2009 respectively.

Note 3. Segment information

Brambles' segment information is provided on the same basis as its internal management reporting to the CEO and reflects how Brambles is organised and managed.

Brambles has five reportable segments, being CHEP Americas, CHEP EMEA, CHEP Asia-Pacific (pallet and container pooling businesses), Recall (information management business) and Brambles HQ (corporate centre). Discontinued operations primarily comprise the Cleanaway businesses (waste management), which were divested in 2006 and 2007.

Segment results shown are consistent with internal management reporting. Segment performance is measured on sales, Underlying profit, cash flow from operations and Brambles Value Added (BVA). Underlying profit is the main measure of segment profit and a reconciliation between Underlying profit and operating profit is set out below.

Segment sales revenue is measured on the same basis as in the income statement. Intersegment revenue during the period was immaterial. There is no single external customer who contributed more than 10% of Group sales revenue.

Assets and liabilities are measured consistently in segment reporting and in the balance sheet. Assets and liabilities are allocated to segments based on segment use and physical location. Cash, borrowings and tax balances are managed centrally and therefore not allocated to segments.

	Sales revenue		Cash flow from operations [1]		Brambles Value Added [2]	
	First half	First half	**First half**	First half	**First half**	First half
	2010	2009	**2010**	2009	**2010**	2009
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
By operating segment						
CHEP Americas	**756.9**	792.5	**139.8**	116.9	**9.4**	83.1
CHEP EMEA	**770.1**	761.0	**202.7**	137.1	**69.9**	82.5
CHEP Asia-Pacific	**195.0**	166.6	**35.7**	(22.8)	**7.8**	11.3
Total CHEP	**1,722.0**	1,720.1	**378.2**	231.2	**87.1**	176.9
Recall	**364.1**	353.1	**45.9**	22.0	**(6.5)**	(7.1)
Brambles HQ	**-**	-	**(23.8)**	(32.4)	**(9.6)**	(18.4)
Total	**2,086.1**	2,073.2	**400.3**	220.8	**71.0**	151.4
By geographic origin						
Americas	**918.8**	953.7				
Europe	**801.6**	807.1				
Australia	**251.3**	219.1				
Other	**114.4**	93.3				
Total	**2,086.1**	2,073.2				

	Operating profit [3]		Significant items before tax [4]		Underlying profit [4]	
	First half	First half	**First half**	First half	**First half**	First half
	2010	2009	**2010**	2009	**2010**	2009
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
By operating segment						
CHEP Americas	**108.6**	79.6	**-**	(153.7)	**108.6**	233.3
CHEP EMEA	**159.3**	166.2	**(2.1)**	(4.7)	**161.4**	170.9
CHEP Asia-Pacific	**32.5**	28.4	**-**	(0.5)	**32.5**	28.9
Total CHEP	**300.4**	274.2	**(2.1)**	(158.9)	**302.5**	433.1
Recall	**52.5**	49.5	**-**	(1.0)	**52.5**	50.5
Brambles HQ	**(14.8)**	13.9	**-**	28.2	**(14.8)**	(14.3)
Continuing operations	**338.1**	337.6	**(2.1)**	(131.7)	**340.2**	469.3
Discontinued operations	**0.5**	16.3	**0.5**	16.3		
Total	**338.6**	353.9	**(1.6)**	(115.4)		

Note 3. Segment information - continued

Capital expenditure (including acquisitions)		Depreciation and amortisation	
First half	First half	**First half**	First half

	2010 US$m	2009 US$m	2010 US$m	2009 US$m
By operating segment				
CHEP Americas	**106.6**	172.0	**85.1**	88.1
CHEP EMEA	**85.9**	126.1	**87.3**	87.1
CHEP Asia-Pacific	**28.0**	62.5	**25.5**	17.8
Total CHEP	**220.5**	360.6	**197.9**	193.0
Recall	**26.0**	24.5	**23.7**	23.5
Brambles HQ	**1.0**	2.0	**0.3**	0.1
Total	**247.5**	387.1	**221.9**	216.6

	Segment assets		**Segment liabilities**	
	December 2009 US$m	June 2009 US$m	**December 2009 US$m**	June 2009 US$m
By operating segment				
CHEP Americas	**1,725.4**	1,739.5	**214.3**	241.6
CHEP EMEA	**1,748.4**	1,752.1	**361.9**	360.3
CHEP Asia-Pacific	**467.4**	430.4	**78.1**	72.3
Total CHEP	**3,941.2**	3,922.0	**654.3**	674.2
Recall	**1,056.7**	1,020.1	**154.5**	167.7
Brambles HQ	**28.3**	11.0	**86.6**	79.3
Total segment assets and liabilities	**5,026.2**	4,953.1	**895.4**	921.2
Cash and borrowings	**117.9**	90.1	**2,146.3**	2,233.5
Current tax balances	**26.7**	34.5	**65.4**	64.6
Deferred tax balances	**19.5**	7.0	**459.9**	449.9
Equity-accounted investments	**14.2**	13.8	**-**	-
Total assets and liabilities	**5,204.5**	5,098.5	**3,567.1**	3,669.2
Non-current assets by geographic origin [5]				
Americas	**1,948.4**	1,952.9		
Europe	**1,502.8**	1,532.3		
Australia	**533.1**	488.1		
Other	**291.7**	266.1		
Total	**4,276.0**	4,239.4		

[1] Cash flow from operations is cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

[2] BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as:

- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

[3] Operating profit is segment revenue less segment expense and excludes net finance costs.

[4] Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer Note 5.

[5] Non-current assets exclude financial instruments and deferred tax assets.

Note 4. Profit from ordinary activities - continuing operations

	First half 2010 US$m	First half 2009 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**2,086.1**	2,073.2
Net gains on disposals of property, plant and equipment	**4.7**	5.4
Other operating income	**33.5**	54.8
Other income	**38.2**	60.2
Total income	**2,124.3**	2,133.4
b) Operating expenses - continuing operations		
Employment costs	**398.5**	390.3
Service suppliers:		
- transport	**371.2**	400.6
- repairs and maintenance	**189.0**	168.4
- subcontractors and other service suppliers	**233.8**	241.7
Raw materials and consumables	**96.6**	87.4
Occupancy	**134.7**	129.1
Depreciation of property, plant and equipment	**205.0**	199.5
Impairment of pooling equipment (refer Note 5a)	**-**	33.6
Irrecoverable pooling equipment provision expense	**60.2**	36.5
Amortisation:		
- software	**11.5**	11.7
- acquired intangible assets (other than software)	**3.5**	3.5
- deferred expenditure	**1.9**	1.9
Other [1]	**83.0**	94.0
	1,788.9	1,798.2
c) Net foreign exchange gains and losses - continuing operations		
Net (losses)/gains included in operating profit [1]	**(0.2)**	28.4
Net gains included in net finance costs	**1.3**	0.2
	1.1	28.6

[1] First half 2009 includes a US$29.9 million foreign exchange gain on capital repatriation from an overseas subsidiary. Refer Note 5 for further details.

Note 5. Significant items - continuing operations

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Significant items are disclosed to assist users of the financial statements to understand Brambles' business results.

	First half 2010 US$m		
	Before tax	**Tax**	**After tax**
Items outside the ordinary course of business:			
- restructuring costs [a]	**(2.1)**	**0.5**	**(1.6)**
Significant items from continuing operations	**(2.1)**	**0.5**	**(1.6)**

	First half 2009 US$m		
	Before tax	Tax	After tax
Items outside the ordinary course of business:			
- restructuring costs [a]	(106.9)	40.9	(66.0)
- reset of tax cost bases on Unification [b]	-	(5.7)	(5.7)
- foreign exchange gain on capital repatriation [c]	29.9	-	29.9
Items within ordinary activities, but unusual due to size and nature:			
- Walmart transition impact [d]	(20.2)	7.8	(12.4)
- USA pallet quality program costs [e]	(34.5)	13.5	(21.0)
Significant items from continuing operations	(131.7)	56.5	(75.2)

[a] In February 2009, Brambles announced a restructure of its operations, estimated to cost US$159- US$169 million before tax, as a response to the effects of the global economic crisis on its businesses. An impairment charge of US$33.6 million, a US$61.6 million charge for storage and scrapping costs and US$3.8 million depreciation expense were booked in first half 2009 against surplus pallets within the CHEP USA pool. Redundancy and plant closure expenses of US$56.4 million have been incurred in various countries, of which US$2.1 million was booked in first half 2010 (first half 2009: US$7.9 million; second half 2009: US$46.4 million).

[b] During first half 2009, a net adjustment of US$(5.7) million was made to tax cost bases and other Unification tax matters.

[c] During first half 2009, capital of €250 million was repatriated to Australia from an overseas subsidiary. As required by AASB 121: The Effects of Changes in Foreign Exchange Rates, a portion of the accumulated foreign currency translation reserve previously held in relation to the overseas subsidiary was recognised in the income statement, resulting in a US$29.9 million foreign exchange gain.

[d] During first half 2009, non-recurring transition costs of US$20.2 million due to loss of white wood revenue and net additional operational costs were incurred within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

[e] Costs of US$34.5 million and US$42.9 million were incurred within CHEP USA on the pallet quality program and reported as Significant items in first and second half 2009 respectively. In October 2009, CHEP USA launched its Better Everyday customer service and quality program, which is expected to result in ongoing net costs of approximately US$50 million per annum and additional costs totalling approximately US$110 million over three years for fast-tracking other elements of the program. In 1H10, spending under the Better Everyday program, together with the final US$37 million spending under the USA pallet quality program announced in February 2008, have been presented within Underlying profit.

Note 6. Discontinued operations

a) Description

In first half 2010, net favourable provision adjustments of US$0.5 milllion (first half 2009: US$16.3 million) were recognised in respect of divestments completed in 2007 and prior years which were outside the ordinary course of business.

b) Income statement and cash flow information - discontinued operations

	First half 2010 US$m	First half 2009 US$m
Total revenue	-	-
Operating expenses	-	-
Profit before tax and Significant items	-	-
Significant items:		
- gain recognised on completed disposals	**0.5**	16.3
Profit before tax from discontinued operations	**0.5**	16.3
Tax (expense)/benefit:		
- on profit before tax and Significant items	-	-
- on Significant items	**(0.1)**	1.2
Total tax (expense)/benefit from discontinued operations	**(0.1)**	1.2
Profit for the period from discontinued operations	**0.4**	17.5
Net cash outflow from operating activities	-	(0.5)
Net cash outflow from investing activities	-	-
Net cash outflow from financing activities	-	-
Net decrease in cash from discontinued operations	-	(0.5)

Note 7. Earnings per share

	First half 2010 US cents	First half 2009 US cents
Earnings per share		
- basic	**14.8**	15.4
- diluted	**14.7**	15.3
From continuing operations		
- basic	**14.7**	14.1
- diluted	**14.7**	14.1
- basic, on Underlying profit after finance costs and tax	**14.8**	19.5
From discontinued operations		
- basic	**0.1**	1.3
- diluted	-	1.2

Options, performance share rights and MyShare matching conditional rights granted under Brambles' share plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

	First half 2010 million	First half 2009 million
a) Weighted average number of shares during the period		
Used in the calculation of basic earnings per share	**1,403.8**	1,383.8
Adjustment for share options and rights	**3.9**	4.6
Used in the calculation of diluted earnings per share	**1,407.7**	1,388.4

	First half 2010 US$m	First half 2009 US$m
b) Reconciliation of profits used in EPS calculations		
Statutory profit		
Profit from continuing operations	**206.7**	195.3
Profit from discontinued operations	**0.4**	17.5
Profit used in calculating basic and diluted EPS	**207.1**	212.8
Underlying profit after finance costs and tax		
Underlying profit (Note 3)	**340.2**	469.3
Net finance costs	**(54.0)**	(63.7)
Underlying profit before tax	**286.2**	405.6
Tax expense on Underlying profit	**(77.9)**	(135.1)
Underlying profit after finance costs and tax	**208.3**	270.5
which reconciles to statutory profit:		
Underlying profit after finance costs and tax	**208.3**	270.5
Significant items after tax (Note 5)	**(1.6)**	(75.2)
Profit from continuing operations	**206.7**	195.3

Note 8. Dividends

a) Dividends declared and paid during the period

	Interim 2009	Final 2009
Dividend per share (in Australian cents)	17.5	12.5

Franked amount at 30% tax (in Australian cents)	1.75	2.50
Cost (in US$ million)	176.3	160.5
Payment date	9 April 2009	8 October 2009

b) Dividend declared after reporting date

	Interim 2010
Dividend per share (in Australian cents)	12.5
Franked amount at 30% tax (in Australian cents)	2.5
Cost (in US$ million)	156.9
Dividend record date	18 March 2010
Payment date	8 April 2010

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

Note 9. Issued and quoted securities

	Options	Ordinary securities	
	Number	Number	US$m
At 1 July 2009	**9,170,399**	**1,401,869,039**	**13,847.6**
Issued during the period	**3,845,886**	**10,386,399**	**64.8**
Exercised during the period	**(1,116,508)**	-	-
Lapsed during the period	**(1,466,657)**	-	-
At 31 December 2009	**10,433,120**	**1,412,255,438**	**13,912.4**

Note 10. Reserves

a) Movements in reserves

	Hedging US$m	Share-based payments US$m	Foreign currency translation US$m	Unification US$m	Other US$m	Total US$m
Half-year ended 31 December 2008						
Opening balance	(0.2)	65.8	481.4	(15,385.8)	167.3	(14,671.5)
FCTR released to profits during the period	-	-	(29.9)	-	-	(29.9)
Foreign exchange differences	-	-	(277.9)	-	-	(277.9)
Cash flow hedges:						
- fair value losses	(26.4)	-	-	-	-	(26.4)
- tax on fair value losses	9.1	-	-	-	-	9.1
- transfers to net profit	3.4	-	-	-	-	3.4
- tax on transfers to net profit	(1.3)	-	-	-	-	(1.3)
Share-based payments:						
- expense recognised during the period	-	7.2	-	-	-	7.2
- shares issued	-	(5.0)	-	-	-	(5.0)
- equity component of related tax	-	(0.8)	-	-	-	(0.8)
Closing balance	(15.4)	67.2	173.6	(15,385.8)	167.3	(14,993.1)

Half-year ended 31 December 2009						
Opening balance	(9.5)	71.1	218.2	(15,385.8)	167.3	(14,938.7)
Foreign exchange differences	-	-	81.4	-	-	81.4
Cash flow hedges:						
- fair value losses	(5.4)	-	-	-	-	(5.4)
- tax on fair value losses	2.6	-	-	-	-	2.6
- transfers to net profit	7.5	-	-	-	-	7.5
- transfers to property, plant and equipment	(0.4)	-	-	-	-	(0.4)
- tax on transfers to net profit	(2.8)	-	-	-	-	(2.8)
Share-based payments:						
- expense recognised during the period	-	8.4	-	-	-	8.4
- shares issued	-	(4.6)	-	-	-	(4.6)
- equity component of related tax	-	0.9	-	-	-	0.9
Closing balance	(8.0)	75.8	299.6	(15,385.8)	167.3	(14,851.1)

b) Nature and purpose of reserves

Hedging reserve

This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts are recognised in the income statement when the associated hedged transaction is recognised or the hedge or a portion thereof becomes ineffective.

Share-based payments reserve

This comprises the cumulative share-based payment expense recognised in the income statement in relation to equity-settled options and share rights issued but not yet exercised.

Foreign currency translation reserve

This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign subsidiary.

Unification reserve

On Unification, Brambles Limited issued shares on a one-for-one basis to those Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of the share capital of BIL and BIP at that date.

Other

This comprises a merger reserve created in 2001 and a capital redemption reserve created in 2006.

Note 11. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following unlisted jointly controlled entities, which are accounted for using the equity method.

		% interest held at reporting date	
	Place of	**December**	December
Name (and nature of business)	**incorporation**	**2009**	2008
CISCO - Total Information Management Pte. Limited	Singapore	**49%**	49%

(Information management)			
Recall Becker GmbH & Co. KG	Germany	**50%**	50%
(Document management services)			

b) Share of results of joint ventures - continuing operations	**First half 2010 US$m**	First half 2009 US$m
Profit from ordinary activities before tax	**3.2**	2.9
Tax expense on ordinary activities	**(0.5)**	(0.5)
Profit for the period	**2.7**	2.4

Note 12. Net tangible asset backing	**First half 2010 US cents**	First half 2009 US cents
Net tangible assets backing based on 1,412.3 million shares		
(First half 2009: 1,384.8 million shares)	**58.8**	37.5

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entity, less goodwill and intangible assets, by the number of shares on issue at period end.

Note 13. Contingent liabilities

There have been no material changes in Brambles' contingent liabilities as set out in Brambles' 2009 Annual Report.

Note 14. Events after balance sheet date

Except as outlined in the Directors' Report or elsewhere in these consolidated financial statements, there have been no other events that have occurred subsequent to 31 December 2009 that have had a material impact on Brambles' financial performance or position.

Directors' declaration

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 3 to 17 are in accordance with the Australian Corporations Act 2001, including:

   (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the financial position of Brambles as at 31 December 2009 and of its performance for the half-year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

S P Johns
Director

T J Gorman

Chief Executive Officer

Sydney
17 February 2010

[PricewaterhouseCoopers Letterhead]

Independent auditors' review report to the members of Brambles Limited

Report on the half-year financial report

We have reviewed the accompanying half-year financial report of Brambles Limited (the Company), which comprises the balance sheet as at 31 December 2009, and the income statement, the statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the Directors' declaration for Brambles. Brambles comprises the Company and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of Brambles' financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Brambles Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Brambles Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of Brambles' financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

M G Johnson
Partner

Sydney
17 February 2010

M Dow
Partner

Sydney
17 February 2010

Directors' report

The Directors present the interim results of the consolidated entity consisting of Brambles Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2009 (Brambles).

Names of Directors

The Directors of Brambles Limited in office during the half-year and up to the date of this report are as follows:

G J Kraehe AO (Non-executive Chairman)
T J Gorman (Executive Director, CEO) (appointed 1 December 2009)
G J Hayes (Executive Director, CFO) (appointed 1 December 2009)
A G Froggatt (Non-executive Director)
D P Gosnell (Non-executive Director) (will retire 31 March 2010)
S P Johns (Non-executive Director)
S C H Kay (Non-executive Director)
C L Mayhew (Non-executive Director)
J P Mullen (Non-executive Director) (appointed 1 November 2009)
B M Schwartz AM (Non-executive Director)
M E Doherty (Executive Director, CFO) (resigned 16 November 2009)
M F Ihlein (Executive Director, CEO) (retired 1 November 2009)

Review of operations

Group sales revenue was US$2,086.1 million, down 2% in constant currency (up 1% actual currency). The lower sales revenue was predominantly a result of the subdued business conditions in some of Brambles' largest markets: the USA, the UK and Spain.

Statutory operating profit was US$338.1 million, down 3% in constant currency (flat at actual currency). Profit after tax from continuing operations was US$206.7 million, up 2% in constant currency (up 6% actual currency).

Underlying profit was US$340.2 million, down 30% in constant currency (down 28% actual currency). Underlying profit was impacted by the rollout of the Better Everyday program in CHEP USA. Underlying profit after finance costs and tax was US$208.3 million, down 26% in constant currency (down 23% actual currency).

Earnings per share (EPS) were down 8% to 14.8 US cents in constant currency (down 4% actual currency).

Cash flow from operations was US$400.3 million, up US$179.5 million reflecting significant reduction in capital expenditure and an improved working capital outcome. This occurred while the company continued to invest in initiatives that will underpin its long-term profitable growth. Brambles' free cash flow after dividends was US$133.3 million, a US$223.9 million improvement on the prior corresponding period.

Brambles' balance sheet remains strong. Net debt at 31 December 2009 was US$2,028.4 million, down US$115.0 million on 30 June 2009. Undrawn committed credit facilities were US$1,317.2 million, providing ample scope to meet organic investment and growth requirements.

Business unit performance:

- CHEP Americas' sales revenue was US$756.9 million, down 5% in constant currency (down 4% actual currency). The largest impact was a 7% reduction in sales revenue in CHEP USA resulting from lower organic issue volumes; the impact of net business losses; and changes in pricing and sales mix. Statutory operating profit increased 36% to US$108.6 million but Underlying profit was down 54% at constant currency (down 53% actual currency). This difference reflects CHEP Americas' recognition in the prior corresponding period of US$153.7 million Significant items. In the first half of the 2010 financial year, CHEP Americas did not recognise any Significant items. CHEP Americas has included in Underlying profit its expenditure on quality initiatives of US$64.8 million, comprising the Better Everyday program and the balance of the USA pallet quality program.

- CHEP Europe, Middle East & Africa (EMEA) sales revenue was down 1% in constant currency to US$770.1 million (up 1% actual currency) as a result of slower economic conditions. Pallet issue volumes in Europe were in line with the prior corresponding period as new business wins in less mature CHEP markets such as Italy and Central & Eastern Europe offset a 1% reduction in organic volumes. Statutory operating profit was US$159.3 million, down 8% in constant currency (down 4% actual currency) and Underlying profit was US$161.4 million, down 9% in constant currency (down 6% actual currency). Higher storage and handling costs and irrecoverable pooling equipment provision expense impacted profit, partially offset by the benefits of restructuring undertaken in the 2009 financial year.
- CHEP Asia-Pacific delivered sales revenue growth of 4% to US$195.0 million (up 17% actual currency). CHEP Australia offset the impact of a weak automotive sector and lower pallet hire balances from supply chain destocking with greater diversification of its revenue streams, notably through growth in reusable plastic containers and plastic display pallets. Statutory operating profit was 6% lower at constant currency (up 14% actual currency) and Underlying profit was down 7% at constant currency to US$32.5 million (up 12% actual currency). Impacts on profit included the subdued conditions in the Australian automotive sector; depreciation expense on new pooling assets purchased last year; and lower pallet hire balances.
- Recall's sales revenue was 1% lower in constant currency at US$364.1 million (up 3% actual currency), reflecting lower paper prices and volumes in the Secure Destruction Services (SDS) service line. Carton volumes in the Document Management Solutions (DMS) service line increased 5%. Statutory operating profit was in line with the prior corresponding period at US$52.5 million (up 6% actual currency). Underlying profit was down 2% at constant currency (up 4% actual currency).

Principal risks

Because of its secondary listing on the London Stock Exchange, Brambles is required to disclose in its half-yearly report a description of its principal risks and uncertainties for the second half of the financial year.

A description of such risks and uncertainties is set out below:

- Economic cycle - Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to global economic and business conditions. These may affect, among other things, profitability, demand for Brambles' services and solvency of counterparties.
- Business environment changes - Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to rapid and sustained changes in the business environment, which may invalidate aspects of its current business models. These changes could include fuel prices, lumber supply and the structure of customers' supply chains. These may affect, among other things, profitability and demand for Brambles' services.
- Regulatory compliance - Material changes in the regulatory and legal environments in which Brambles' businesses operate may give rise to the risk of an adverse impact on aspects of its current business models. These

may affect, among other things, licences to operate, profitability and a reduced ability to control costs. Material changes in Brambles' ability to comply with the regulatory environment, including competition laws, could give rise to litigation and, in turn, affect reputation, profitability and licences to operate.

•□□□□□□ Competition and retention of major customers - Brambles operates in a competitive environment. Many of the markets in which Brambles operates are served by numerous competitors and are subject to the threat of new entrants. In addition, the concentration of distributors in certain areas could lead to shifts in bargaining position and intensity of competition. The above risks could have an impact on market structure, market penetration, revenue, profitability, economies of scale and the value of existing assets.

•□□□□□□ Insufficient growth - Brambles is subject to the risk of not selecting the optimal corporate strategy, business model, financial structure or capital allocation, including the pace of expansion into emerging markets. As these are central to the value of shareholders' investment and protection of Brambles' assets, Brambles may be unable to capture the full value of its growth opportunities.

•□□□□□□ Innovation - Brambles is subject to the risk of not being able to optimise innovations in its services, products, processes and commercial solutions, including capturing the full value of any innovations that support its growth opportunities. This could have an impact on revenue, profitability, economies of scale and the value of existing assets.

•□□□□□□ Operational improvement - Brambles is subject to the risk that it may be unable to capture the full value of operational improvement opportunities. This could result in a reduced ability to control costs or a reduction in control of CHEP's equipment pool.

•□□□□□□ Equipment quality - Satisfaction of CHEP customers may fluctuate with the customers' perceived views of equipment quality which, in turn, is influenced by the effectiveness of the quality standards that CHEP employs in its equipment pool. Brambles is subject to the risk that it may not optimise these standards, thereby adversely affecting customer satisfaction with the CHEP service offering and/or the operating and capital costs of the equipment pool.

•□□□□□□ People capability - Brambles is subject to the risk of not attracting, developing and retaining high performing individuals in the optimum organisational structure, which could result in it not having sufficient quality and quantity of people to meet its growth and business objectives.

•□□□□□□ Market communication - Brambles is subject to risks relating to market expectations, which may lead to a loss of investor confidence in the business and its management.

•□□□□□□ Systems and technology - Brambles relies on the continuing operation of its information technology and communications systems, including those in CHEP's Global Data Centre. Failure to optimise these systems, or an extended systems interruption event, could impair Brambles' ability to provide its services effectively. This could damage its reputation and, in turn, have an adverse effect on its ability to attract and retain customers.

•□□□□□□ Force majeure - Brambles is subject to the risk of strikes, terrorism, war, fire, flood, earthquakes and other acts of God and other acts outside its control. Whilst Brambles maintains appropriate insurances and fire protection controls, some of these force majeure risks may be uninsurable or exceed the level or scope of Brambles' insurance.

•□□□□□□ Safety - Brambles is subject to various operational hazards, including industrial, road traffic or transportation accidents that could potentially result in injury or fatality to employees, contractors or the public. Brambles has adopted a Zero Harm policy to manage its safety risks.

Responsibility statement

For the purposes of compliance with the UK Disclosure and Transparency Rules (DTR), the Directors confirm that, to the best of their knowledge, the interim management report (being this Directors' Report) includes a fair review of the information required by DTR 4.2.7 R (an indication of important events that have occurred during the half-year and their impact on the financial statements; and a description of the principal risks and uncertainties for the second half of the financial year). There is no disclosure to make under DTR 4.2.8 R (related parties transactions that have taken place in the half-year and that have materially affected the financial position or the performance of the company during that period; and any changes in the related parties transactions described in the Brambles 2009 Annual Report that could have a material effect on the financial position or performance of the company in the half-year).

Auditors' independence declaration

The auditors' independence declaration, as required under Section 307C of the Corporations Act 2001, is set out on page 24 and forms part of this report.

This report is made in accordance with a resolution of the Directors.

S P Johns

Director

T J Gorman
Chief Executive Officer

Sydney
17 February 2010

[PricewaterhouseCoopers letterhead]

Auditors' independence declaration

As lead auditor for the review of Brambles Limited for the half-year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson
Partner
PricewaterhouseCoopers

Sydney
17 February 2010

Liability limited by a scheme approved under Professional Standards Legislation

END

IR LIFFEFEIDLII

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82-5205

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Half Yearly Report - Media Release
Released	07:05 17-Feb-2010
Number	2633H07

RNS Number : 2633H
Brambles Limited
17 February 2010

Brambles Limited
Company Number: 118 896 021

17 February 2010 **Australian Securities**
Exchange & Media Release

Brambles reports first-half result for 2010 financial year: strong cash performance but trading conditions remain subdued

Brambles Limited today reported its results[1] for the first six months of the 2010 financial year. Key elements included:

- Sales revenue down 2% to US$2,086.1 million
- Statutory operating profit down 3% to US$338.1 million
- Free cash flow after dividends of $US133.3 million, up US$223.9 million
- Underlying profit[2] down 30% to US$340.2 million
- Statutory profit after tax up 2% to US$206.7 million
- Earnings per share[3] down 8% to 14.8 US cents

Brambles CEO Tom Gorman said: "Business conditions for CHEP and Recall in the first half of the 2010 financial year were weaker than the first half of the 2009 financial year, especially during the first three months.

"At the same time, we continued to generate significant positive cash flow and invest in our long-term future. We are well-placed to return to growth as business conditions gradually improve and initiatives put in place for the long-term show results."

The lower sales revenue and statutory operating profit were predominantly a result of the subdued business conditions in some of our largest markets: the USA, the UK and Spain. Underlying profit was impacted by the rollout of the Better Everyday program in CHEP USA.

Brambles' strong cash flow result reflected ongoing financial discipline and reduced capital expenditure. This occurred while the company continued to invest in initiatives that will underpin its long-term profitable growth.

"The Better Everyday program, our investment in improving quality and service in CHEP USA, is meeting production and customer satisfaction targets," Mr Gorman said. "The restructuring investments we undertook in the 2009 financial year are generating savings as planned.

"Most of our operations continued to grow sales revenue in the half, including established CHEP markets such as Australia, Canada and South Africa and less mature CHEP markets such as Italy, Central & Eastern Europe and Latin America.

"CHEP's reusable plastic containers (RPCs) business and Recall's Document Management Solutions (DMS) business also delivered solid growth. All Brambles' business units except CHEP Americas had net new business wins[4] during the period."

1 All growth figures are on a constant currency basis. Brambles calculates constant currency by translating non-US dollar results at the exchange rates applicable during the prior corresponding period.
2 The difference in growth rates between statutory operating profit and Underlying profit reflects the impact of Significant items recognised outside of Underlying profit (US$2.1 million in the first half of the 2010 financial year; US$131.7 million in the first half of the 2009 financial year).
3 Earnings per share includes discontinued operations.
4 Brambles calculates net new business wins as the revenue impact of new business and lane expansion won and lost in the reporting period, plus the net revenue impact in the period of wins and losses in previous periods for 12 months from the date of win or loss.

End of page 1 of 14

Cash flow and balance sheet

Brambles' strong cash flow resulted from a significant reduction in capital expenditure and an improved working capital outcome. Brambles' free cash flow after dividends was US$133.3 million, a US$223.9 million improvement on the prior corresponding period.

Brambles' balance sheet remains strong. Net debt at 31 December 2009 was US$2,028.4 million, down US$115.0 million on 30 June 2009. Undrawn committed credit facilities were US$1,317.2 million, providing ample scope to meet organic investment and growth requirements.

Dividend

The Board of Brambles has declared an interim dividend of 12.5 Australian cents per share, 20% franked and payable on 8 April 2010 to shareholders on the company's register on 18 March 2010. The Board has decided to keep Brambles' Dividend Reinvestment Plan active in relation to this payment.

Brambles Chairman Graham Kraehe said: "The interim dividend is in line with the final dividend declared in August 2009. This reflects our focus on maintaining an appropriate level of payout considering the ongoing economic uncertainty and our long-term investment commitments."

Outlook

Mr Kraehe said: "The Board is confident in Brambles' long-term outlook for profitable growth. Tom has assembled a strengthened management team and the Directors are pleased with the progress of the Better Everyday program."

Mr Gorman said: "CHEP and Recall have outstanding business models, customer bases and prospects for long-term profitable growth. Our strong financial position stands us in good stead to pursue this growth as the economies in which we operate recover.

"CHEP continues to add customers in existing markets, enter new geographies and expand its offering of services and platforms. The Better Everyday program is on track and showing strong early results. We expect CHEP to benefit from a broad-based return to economic growth when it occurs.

"Recall has a strong sales pipeline and growth outlook. We expect continued growth in the DMS business as it expands services to both new and existing customers. The Secure Destruction Services (SDS) business has experienced an increase in paper prices in recent months."

For further information please contact:

Investors and media	
Michael Roberts Vice President, Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199 michael.roberts@brambles.com	James Hall Manager, Investor Relations & Corporate Affairs +61 2 9256 5262 +61 401 524 645 james.hall@brambles.com

Further details of Brambles' 2010 interim result are set out in the following pages and in the Appendix 4D. Brambles management will hold a briefing on this result to investment analysts at 11.30am on 17 February.

The company will webcast the briefing at www.brambles.com and post all presentation materials on its website before the briefing. A replay of the webcast including the questions and answer session will be available on the Brambles website shortly after the live presentation concludes.

Brambles has forwarded copies of the 2010 interim result to the Financial Services Authority. The result will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk.

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website at www.brambles.com.

End of page 2 of 14

Sales and profit summary

Table 1
Sales revenue and statutory operating profit

US$ million	1H10 actual	1H10 at prior year FX rates	1H09 actual	% change (actual FX rates)	% change (constant currency)
Sales revenue					
CHEP Americas	756.9	756.3	792.5	(4)%	(5)%
CHEP					

EMEA	770.1	756.2	761.0	1%	(1)%
CHEP Asia-Pacific	195.0	172.8	166.6	17%	4%
Total CHEP	**1,722.0**	**1,685.3**	**1,720.1**	**-**	**(2)%**
Recall	364.1	350.9	353.1	3%	(1)%
Total sales revenue	**2,086.1**	**2,036.2**	**2,073.2**	**1%**	**(2)%**
Statutory operating profit					
CHEP Americas	108.6	107.9	79.6	36%	36%
CHEP EMEA	159.3	153.6	166.2	(4)%	(8)%
CHEP Asia-Pacific	32.5	26.8	28.4	14%	(6)%
Total CHEP	**300.4**	**288.3**	**274.2**	**10%**	**5%**
Recall	52.5	49.7	49.5	6%	-
Brambles HQ	(14.8)	(11.6)	13.9		
Statutory operating profit	**338.1**	**326.4**	**337.6**	**-**	**(3)%**
Net finance costs	(54.0)	(53.8)	(63.7)	15%	16%
Profit before tax	**284.1**	**272.6**	**273.9**	**4%**	**-**
Tax expense	(77.4)	(74.3)	(78.6)	2%	5%
Profit from continuing operations	**206.7**	**198.3**	**195.3**	**6%**	**2%**
Profit from discontinued operations	0.4	0.4	17.5		
Profit for the period	**207.1**	**198.7**	**212.8**	**(3)%**	**(7)%**
Weighted average number of shares (millions)	**1,403.8**	**1,403.8**	**1,383.8**		
EPS (US¢)	**14.8**	**14.2**	**15.4**	**(4)%**	**(8)%**
EPS (A¢)	**16.8**	**18.6**	**19.5**	**(14)%**	**(5)%**
Interim dividend (A¢ per share)	**12.5**	**12.5**	**17.5**		

End of page 3 of 14

82-5205

Table 2
Underlying profit

US$ million	1H10 actual	1H10 at prior year FX rates	1H09 actual	% change (actual FX rates)	% change (constant currency)
Underlying profit					
CHEP Americas	108.6	107.9	233.3	(53)%	(54)%
CHEP EMEA	161.4	155.8	170.9	(6)%	(9)%
CHEP Asia-Pacific	32.5	26.8	28.9	12%	(7)%
Total CHEP	**302.5**	**290.5**	**433.1**	**(30)%**	**(33)%**
Recall	52.5	49.7	50.5	4%	(2)%
Brambles HQ	(14.8)	(11.6)	(14.3)	(3)%	19%
Underlying profit	**340.2**	**328.6**	**469.3**	**(28)%**	**(30)%**
Net finance costs	(54.0)	(53.8)	(63.7)	15%	16%
Profit before tax	**286.2**	**274.8**	**405.6**	**(29)%**	**(32)%**
Tax expense	(77.9)	(74.8)	(135.1)	42%	45%
Underlying profit after finance costs and tax	**208.3**	**200.0**	**270.5**	**(23)%**	**(26)%**
Weighted average number of shares (millions)	**1,403.8**	**1,403.8**	**1,383.8**		
EPS (US¢)	**14.8**	**14.2**	**19.5**	**(24)%**	**(27)%**

Table 3
Reconciliation of Underlying profit to statutory operating profit

US$ million	1H10 Before tax	1H10 After tax	1H09 Before tax	1H09 After tax
Underlying profit (see Table 2)	**340.2**	**208.3**	**469.3**	**270.5**
CHEP USA - pallet quality program	-	-	(34.5)	(21.0)
CHEP USA - Walmart net transition impact	-	-	(20.2)	(12.4)
Restructuring:	-	-		
Facilities and operations rationalisation	(2.1)	(1.6)	(7.9)	(5.7)
CHEP USA accelerated scrapping of 7 million surplus pallets	-	-	(99.0)	(60.3)
FX gain on capital				

repatriation from foreign subsidiary	-	-	29.9	29.9
Other	-	-	-	(5.7)
Total Significant items	**(2.1)**	**(1.6)**	**(131.7)**	**(75.2)**
Statutory operating profit (see Table 1)	**338.1**	**206.7**	**337.6**	**195.3**

The Significant item in the first half of the 2010 financial year (facilities and operations rationalisation) represents the continuation of redundancy and plant closure expenses as part of the restructuring announced in February 2009. The project remains on plan, with US$56.4 million charged to date.

End of page 4 of 14

Business unit operations review

CHEP Americas

Table 4
CHEP Americas

US$ million	1H10	1H09	% change (actual FX rates)	% change (constant currency)
Sales revenue	756.9	792.5	(4)%	(5)%
Statutory operating profit	108.6	79.6	36%	36%
Statutory operating profit margin	*14%*	*10%*	*4pp*	*4pp*
Significant items:				
Pallet quality program	-	*34.5*		
Walmart net transition impact	-	*20.2*		
Accelerated scrapping of 7 million surplus pallets	-	*99.0*		
	-	*153.7*		
Underlying profit	108.6	233.3	(53)%	(54)%
Underlying profit margin	*14%*	*29%*	*(15)pp*	*(15)pp*
Cash flow from operations	139.8	116.9		

Sales
CHEP Americas' sales revenue was US$756.9 million, down 5%. The largest impact was a 7% reduction in sales revenue in CHEP USA, while CHEP Canada and CHEP Latin America generated sales revenue 3% and 5% higher respectively from a combination of organic growth and new business.

CHEP USA's 7% decline in sales revenue resulted from lower organic issue volumes (3%); the impact of net business losses (2%); and changes in pricing and sales mix (2%). Overall, issue volumes in CHEP USA were down 5%. As advised at the 2009 AGM, CHEP USA anticipates pallet issue volumes for the full 2010 financial year will be 3% lower than the 2009 financial year.

Profit
CHEP Americas' statutory operating profit rose 36% to US$108.6 million but Underlying profit was down 54%. This difference reflects CHEP Americas' recognition in the prior corresponding period of US$153.7 million Significant items. In the first half of the 2010 financial year, CHEP Americas did not recognise any Significant items. CHEP Americas has included in Underlying profit its expenditure on quality initiatives of US$64.8 million, comprising the Better Everyday program and the balance of the USA pallet quality program.

Volume and price reductions had a US$26 million impact on statutory operating profit. Other profit impacts included: an US$18 million increase in the irrecoverable pooling equipment provision (IPEP) expense, reflecting the outcomes of audits completed in the period; and US$10 million from storing approximately 4 million idle pallets within CHEP USA, as identified at the 2009 AGM. CHEP USA

expects similar costs from storing these idle pallets in the second half.

Cash flow
The US$22.9 million increase in cash flow from operations reflected a US$55.0 million reduction in capital expenditure, offsetting the reduction in profit. Lower capital expenditure reflects lower overall demand and a reduction in pallet imports and new pallet commitments in CHEP USA.

End of page 5 of 14

Better Everyday program

The US$64.8 million expenditure on the Better Everyday program, including US$37 million of spending that remained on the USA pallet quality program, was in line with expectations. Rollout of the program is progressing well, resulting in improvements in quality and service for customers.

Highlights of the rollout to date include:

- Delivery of the new higher repair specification is on target and customer reaction to the higher consistency of quality has been positive:
    - 94% of all issues are now at US Plus standard;
    - delivery at the US Premium standard is meeting demand; and
    - rejections related to pallet quality in the six months to 31 December 2009 were 62% lower than the prior corresponding period.
- Adoption of the Portfolio+Plus account administration tool is accelerating. At 31 December 2009, 32% of CHEP USA customers had adopted the solution in line with a full-year target of 60%.
- The new simplified invoice has been designed and tested with customers for quality and satisfaction and is now in production for rollout beginning in the 2011 financial year.
- Realignment of the sales and marketing teams is progressing. CHEP USA has appointed a new Senior Vice President of Sales & Marketing and is taking additional steps to simplify its sales and marketing structure and move decision-making closer to the customer.

The accelerated pallet scrapping program to tear down 7 million excess pallets announced in February 2009 is proceeding ahead of schedule and in line with the previously announced plan.

CHEP Europe, Middle East & Africa (EMEA)

Table 5
CHEP EMEA

US$ million	1H10	1H09	% change (actual FX rates)	% change (constant currency)
Sales revenue	770.1	761.0	1%	(1)%
Statutory operating profit	159.3	166.2	(4)%	(8)%
Statutory operating profit margin	*21%*	*22%*	*(1)pp*	*(2)pp*
Significant items:				
Restructuring - facilities and operations rationalisation	*2.1*	*4.7*		
Underlying profit	161.4	170.9	(6)%	(9)%
Underlying profit margin	*21%*	*22%*	*(1)pp*	*(1)pp*
Cash flow from operations	202.7	137.1		

Sales
CHEP EMEA's sales revenue was down 1% on the prior corresponding period to US$770.1 million as a result of slower economic conditions.

Pallet issue volumes in Europe were in line with the prior corresponding period as new business wins in less mature CHEP markets such as Italy and Central & Eastern Europe offset a 1% reduction in organic volumes. Pallet volumes in the region's two largest markets, the UK and Spain, were affected by weaker economies, as were operations in the automotive sector. Excluding automotive, sales revenue increased 1%. Net new business wins by CHEP EMEA in the period contributed US$14 million to sales revenue. Pricing was in line with the prior corresponding period. Sales revenue growth was 11% in Middle East & Africa.

End of page 6 of 14

CHEP EMEA recorded 10% growth in the RPC market. CHEP South Africa launched its RPC business with Pick n Pay while retailers' use of the platform increased in the UK.

Profit
Statutory operating profit was US$159.3 million, down 8%, and Underlying profit was US$161.4 million, down 9%. Excluding operations in the automotive sector, statutory operating profit was down 3%. Higher storage and handling costs and IPEP expense impacted profit, partially offset by the benefits of restructuring undertaken in the 2009 financial year.

Cash flow
Cash flow improvements were mainly a result of lower capital expenditure.

CHEP Asia-Pacific

Table 6
CHEP Asia-Pacific

US$ million	1H10	1H09	% change (actual FX rates)	% change (constant currency)
Sales revenue	195.0	166.6	17%	4%
Statutory operating profit	32.5	28.4	14%	(6)%
Statutory operating profit margin	*17%*	*17%*	-	*(1)pp*
Significant items:				
Restructuring - facilities and operations rationalisation	-	*0.5*		
Underlying profit	32.5	28.9	12%	(7)%
Underlying profit margin	*17%*	*17%*	-	*(1)pp*
Cash flow from operations	35.7	(22.8)		

Sales
CHEP Asia-Pacific delivered sales revenue growth of 4% to

US$195.0 million. CHEP Australia offset the impact of a weak automotive sector and lower pallet hire balances from supply chain destocking with greater diversification of its revenue streams, notably through growth in RPCs and plastic display pallets. Excluding the Australian automotive sector, sales revenue growth was 6%.

China and India's combined sales revenue was double that of the prior corresponding period at US$6.4 million, reflecting growth in pallet volumes and container services in the Chinese automotive sector. Sales revenue in New Zealand and South-East Asia also grew in the period.

Profit
Statutory operating profit was 6% lower and Underlying profit was down 7% to US$32.5 million. Impacts on profit included: the subdued conditions in the Australian automotive sector; depreciation expense from new platform equipment and pooling assets purchased in the 2009 financial year; and lower pallet hire balances. Excluding the Australian automotive business, statutory operating profit was in line with the prior corresponding period.

Cash flow
The strong improvement in cash flow reflected a US$35.0 million reduction in capital expenditure, combined with working capital efficiencies and positive foreign exchange impacts. In the prior corresponding period, cash flow was impacted by capital expenditure relating to the commencement of a RPC contract in Australia and customer growth in China.

End of page 7 of 14

82-5205

Recall

Table 7
Recall

US$ million	1H10	1H09	% change (actual FX rates)	% change (constant currency)
Sales revenue	364.1	353.1	3%	(1)%
Statutory operating profit	52.5	49.5	6%	-
Statutory operating profit margin	*14%*	*14%*	-	-
Significant items:				
Restructuring - facilities and operations rationalisation	-	*1.0*		
Underlying profit	52.5	50.5	4%	(2)%
Underlying profit margin	*14%*	*14%*	-	-
Cash flow from operations	45.9	22.0		

Sales
Recall's sales revenue was 1% lower at US$364.1 million, reflecting lower paper prices and volumes in the SDS service line. Carton volumes in the DMS service line rose 5%. Net new business wins contributed sales revenue growth of 3%. Excluding SDS, Recall's sales revenue was up 4%

Profit
Statutory operating profit was in line with the prior corresponding period at US$52.5 million. Underlying profit was down 2%. Excluding SDS, statutory operating profit rose 16%, reflecting the benefits of restructuring Recall undertook during the 2009 financial year and an ongoing focus on cost efficiencies.

Cash flow
The increase in cash flow was largely a result of working capital efficiencies.

Safety

Brambles' safety performance continued to improve in the six-month period. The 12-month rolling Brambles Injury Frequency Rate (BIFR) was 21.8 per million man hours at 31 December 2009, compared with 23.1 per million man hours at 30 June 2009. Injury frequency and severity reduced, reflecting Brambles' ongoing commitment to pursuing Zero Harm.

End of page 8 of 14

Additional financial information

Capital expenditure (property, plant and equipment) and cash flow

Table 8
Capital expenditure on property, plant and equipment (accruals basis)

US$ million	1H10	1H09	Change
CHEP Americas	101.7	156.7	55.0
CHEP EMEA	84.7	136.0	51.3
CHEP Asia-Pacific	27.9	62.9	35.0
Total CHEP	**214.3**	**355.6**	**141.3**
Recall	18.1	21.1	3.0
Brambles HQ	0.1	0.3	0.2
Total capital expenditure	**232.5**	**377.0**	**144.5**

Table 9
Cash flow

US$ million	1H10	1H09	Change
Continuing operations			
Underlying profit	340.2	469.3	(129.1)
Significant items within ordinary activities	-	(54.7)	54.7
Depreciation & amortisation	221.9	212.8	9.1
EBITDA	**562.1**	**627.4**	**(65.3)**
Capital expenditure (cash basis)	(254.6)	(400.1)	145.5
Proceeds from disposals	43.6	41.2	2.4
Working capital movement	(21.4)	(65.5)	44.1
Irrecoverable pooling equipment provision	60.2	36.5	23.7
Provisions / Other	10.4	(18.7)	29.1
Cash flow from operations	**400.3**	**220.8**	**179.5**
Significant items outside ordinary activities	(35.1)	(21.7)	(13.4)
Cash flow from operations (incl. Significant items)	**365.2**	**199.1**	**166.1**
Financing costs and tax	(130.6)	(126.5)	(4.1)
Free cash flow	**234.6**	**72.6**	**162.0**
Dividends paid	(101.3)	(163.2)	61.9
Free cash flow after dividends	**133.3**	**(90.6)**	**223.9**

Brambles' reduction in capital expenditure of US$144.5 million[5] was driven predominantly by reduced requirements for new pallets in CHEP. The reduction also reflected investment in new service centres and a RPC contract in Australia in the prior corresponding period. Total pallet capital expenditure was US$170.9 million, compared with US$274.0 million in the prior corresponding period. Capital expenditure within Recall supported growth and expansion in security infrastructure.

Cash flow improved as savings in capital expenditure more than offset the reduction in EBITDA.

Significant items included spend for facilities and operations rationalisation and the accelerated scrapping of excess pallets in CHEP USA, which was provided for in the prior financial year.

[5] Capital expenditure quoted on an accruals basis. On a cash basis, the reduction was US$145.5 million.

End of page 9 of 14

Interest

Net finance costs were US$54.0 million compared with US$63.7 million in the prior corresponding period. The reduction in net finance costs reflected lower interest rates on variable rate borrowings and lower average borrowings compared with the prior period. These benefits were partially offset by higher borrowing margins and fees on debt refinanced during the 2009 financial year.

Tax

The effective tax rate (ETR) applying to both statutory operating profit and Underlying profit was 27.2%. In the prior corresponding period, the ETR was 28.7% for statutory operating profit and 33.3% for Underlying profit. The reduction in the ETR was mainly a result of a net reversal of tax provisions following the receipt of a tax ruling, and lower profits in the USA.

Brambles Value Added

Brambles Value Added was US$71.0 million in the period, down US$80.4 million on the prior corresponding period, reflecting the reduction in profit from ordinary activities.

Debt

Table 10
Net debt and key ratios

US$ million	December 2009	June 2009	Change
Current debt	66.4	68.0	1.6
Non-current debt	2,079.9	2,165.5	85.6
Gross debt	**2,146.3**	**2,233.5**	**87.2**
Less cash	(117.9)	(90.1)	27.8
Net debt	**2,028.4**	**2,143.4**	**115.0**
	1H10	**1H09**	**Change**
EBITDA	562.1	627.4	(65.3)
Net finance costs	54.0	63.7	9.7
Key ratios			
Net debt to EBITDA	1.8x	1.9x	0.1x
EBITDA interest cover	10.4x	9.8x	0.6x

Net debt at 31 December 2009 was US$2,028.4 million, down US$115.0 million from 30 June 2009 as a result of positive cash generation after dividends. At 31 December 2009, committed credit facilities, including US$535.0 million of US private placement notes, totalled US$3,425.5 million, of which US$567.4 million is due to expire in the next 12 months. Undrawn committed credit facilities

totalled US$1,317.2 million, while cash balances stood at US$117.9 million.

Investment grade credit ratings of BBB+ (stable outlook) from Standard & Poor's and Baa1 (stable outlook) from Moody's Investor Services were issued in December 2009. These ratings reaffirm the underlying strength of Brambles' business and will provide the company with additional financial flexibility in accessing debt funding.

The ratio of net debt to EBITDA for the period was 1.8 times and EBITDA interest cover was 10.4 times.

Foreign exchange rates

The principal foreign exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	First half 2010	0.8765	1.4570	1.6328
	First half 2009	0.7759	1.4180	1.7166
Period end	31 December 2009	0.8987	1.4416	1.6129
	30 June 2009	0.8114	1.4106	1.6637

Dividend

	Aust. cents per share	Franking	Ex dividend trading date	Record date	Payment date
Interim	12.5	20%	12 March 2010	18 March 2010	8 April 2010

The unfranked component of the interim dividend is conduit foreign income. Consequently, no Australian dividend withholding tax will be payable on the interim dividend to be paid to Brambles' non-resident shareholders.

Dividend Reinvestment Plan

The Board has set the price at which shares will be allotted under Brambles' Dividend Reinvestment Plan (DRP) for the interim dividend as the arithmetic average of the daily volume-weighted average sale price of all Brambles shares sold on the Australian Securities Exchange (ASX) in the ordinary course of trading during the 10 trading days starting 22 March 2010, less a discount of 2.5%. The record date is the latest date on which an eligible shareholder can elect to participate or increase their participation in the DRP.

Forward-looking statements

Certain statements made in this release are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this release. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates

to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.

End of page 11 of 14

Background information

US$ million **Actual fx rates**	**1H10**	**1H09**	**2H09**	**FY09**
Sales				
CHEP Americas	756.9	792.5	764.4	1,556.9
CHEP EMEA	770.1	761.0	691.6	1,452.6
CHEP Asia-Pacific	195.0	166.6	156.8	323.4
Total CHEP	1,722.0	1,720.1	1,612.8	3,332.9
Recall	364.1	353.1	332.6	685.7
Total Brambles	2,086.1	2,073.2	1,945.4	4,018.6
Underlying profit				
CHEP Americas	108.6	233.3	201.1	434.4
CHEP EMEA	161.4	170.9	156.6	327.5
CHEP Asia-Pacific	32.5	28.9	32.2	61.1
Total CHEP	302.5	433.1	389.9	823.0
Recall	52.5	50.5	53.8	104.3
Total Brambles (including HQ)	340.2	469.3	431.3	900.6
Underlying profit margin				
CHEP Americas	14%	29%	26%	28%
CHEP EMEA	21%	22%	23%	23%
CHEP Asia-Pacific	17%	17%	21%	19%
Total CHEP	18%	25%	24%	25%
Recall	14%	14%	16%	15%
Total Brambles (including HQ)	16%	23%	22%	22%
Statutory operating profit				
CHEP Americas	108.6	79.6	149.4	229.0
CHEP EMEA	159.3	166.2	120.3	286.5
CHEP Asia-Pacific	32.5	28.4	29.5	57.9
Total CHEP	300.4	274.2	299.2	573.4
Recall	52.5	49.5	46.4	95.9
Total Brambles (including HQ)	338.1	337.6	380.6	718.2
Average capital invested				
CHEP Americas	1,748.2	1,625.5	1,707.9	1,666.7
CHEP EMEA	1,505.8	1,493.9	1,402.9	1,448.4
CHEP Asia-Pacific	381.9	314.6	323.6	319.1
Total CHEP	3,635.9	3,434.0	3,434.4	3,434.2
Recall	947.0	925.6	869.0	897.3
Total Brambles (including HQ)	4,522.0	4,293.2	4,244.2	4,268.7
Return on capital invested (annualised) (based on Underlying profit)				
CHEP Americas	12%	29%	24%	26%
CHEP EMEA	21%	23%	22%	23%
CHEP Asia-Pacific	17%	18%	20%	19%
Total CHEP	17%	25%	23%	24%

Recall	11%	11%	12%	12%
Total Brambles (including HQ)	15%	22%	20%	21%

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Background information *(continued)*

US$ million **Actual fx rates**	**1H10**	**1H09**	**2H09**	**FY09**
Cash flow from operations				
CHEP Americas	139.8	116.9	150.1	267.0
CHEP EMEA	202.7	137.1	235.6	372.7
CHEP Asia-Pacific	35.7	(22.8)	32.6	9.8
Total CHEP	378.2	231.2	418.3	649.5
Recall	45.9	22.0	84.9	106.9
Total Brambles (including HQ)	400.3	220.8	501.6	722.4
Capital expenditure on property, plant & equipment (accruals basis)				
CHEP Americas	101.7	156.7	134.1	290.8
CHEP EMEA	84.7	136.0	98.4	234.4
CHEP Asia-Pacific	27.9	62.9	29.8	92.7
Total CHEP	214.3	355.6	262.3	617.9
Recall	18.1	21.1	31.3	52.4
Total Brambles (including HQ)	232.5	377.0	295.4	672.4
Depreciation of property, plant & equipment				
CHEP Americas	79.3	82.9	79.5	162.4
CHEP EMEA	83.9	83.2	78.2	161.4
CHEP Asia-Pacific	24.7	17.1	18.1	35.2
Total CHEP	187.9	183.2	175.8	359.0
Recall	16.9	16.2	16.0	32.2
Total Brambles (including HQ)	205.0	199.5	191.8	391.3
Capex/depreciation ratio				
CHEP Americas	1.3x	1.9x	1.7x	1.8x
CHEP EMEA	1.0x	1.6x	1.3x	1.5x
CHEP Asia-Pacific	1.1x	3.7x	1.6x	2.6x
Total CHEP	1.1x	1.9x	1.5x	1.7x
Recall	1.1x	1.3x	2.0x	1.6x
Total Brambles (including HQ)	1.1x	1.9x	1.5x	1.7x
Pallet numbers (millions) [1]				
CHEP Americas	99	104		103
CHEP EMEA	129	136		130
CHEP Asia-Pacific	18	18		18
Total CHEP	246	258		251
Carton numbers - Recall (millions)	91	86		88
BVA [2]				
CHEP Americas	9.4	83.1	55.4	138.5
CHEP EMEA	69.9	82.5	77.3	159.8
CHEP Asia-Pacific	7.8	11.3	14.9	26.2
Total CHEP	87.1	176.9	147.6	324.5
Recall	(6.5)	(7.1)	0.7	(6.4)

Total Brambles (including HQ)	71.0	151.4	131.6	283.0

[1] Shown gross, before provisions

[2] At fixed June 2009 exchange rates

End of page 13 of 14

Glossary

Actual rates
In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.

Average Capital Invested
Average Capital Invested (ACI) is a 12-month average of capital invested. Semi-annual average capital invested calculated as a 6 month average.

Capital Invested is calculated as net assets before tax balances, cash and borrowings, but after adjustment for accumulated pre-tax Significant items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.

BIFR
Brambles Injury Frequency Rate (BIFR) is the sum of the total number of fatalities, lost-time injuries, modified duties and medical treatments, calculated on a per million hours worked basis.

BVA
Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as:

- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

Capital expenditure
Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

Constant currency
In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

Continuing operations
Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.

ROCI
Return on Capital Invested or ROCI is calculated as Underlying profit divided by Average Capital Invested.

Significant items
Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (for example, gains or losses

on the sale or termination of operations, the cost of significant reorganisations or restructuring); or

- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit
Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

End of page 14 of 14

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Presentations to analysts/media
Released	07:06 17-Feb-2010
Number	2634H07

RNS Number : 2634H
Brambles Limited
17 February 2010

Brambles Limited
Company Number: 118 896 021

17 February 2010

BRAMBLES - PRESENTATIONS TO ANALYSTS AND MEDIA

Copies of the slides presented by Brambles' Chief Executive Officer, Mr Tom Gorman, and Chief Financial Officer, Mr Greg Hayes, at analyst and media briefings held in Sydney earlier today, are available on the Brambles' website at www.brambles.com.

The analysts' briefing was webcast and this is also available on the Brambles website.

Robert Gerrard
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Circ re. Cancellation of Secondary Listing on LSE
Released	07:00 18-Feb-2010
Number	3204H07

RNS Number : 3204H
Brambles Limited
17 February 2010

Brambles Limited
Company Number: 118 896 021

18 February 2010

BRAMBLES LIMITED CANCELLATION OF
SECONDARY LISTING ON LONDON STOCK EXCHANGE

Brambles confirms that pursuant to Listing Rule 14.3.6 R and in connection with the cancellation of Brambles' secondary listing on the London Stock Exchange, the following documents (**Documents)** have today been sent to holders of CREST Depositary Interests (**CDIs**) and two copies of the Documents have been sent to the Financial Services Authority:

- Circular to CDI holders; and
- CDI instruction form.

These Documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the address shown below:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: +44 (0) 20 7066 1000

A copy of the Circular to CDI holders will also be available on the Brambles website at www.brambles.com.

Robert Gerrard

Group Company Secretary

For further information please contact:

Investors & Media:	
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199 michael.roberts@brambles.com	**James Hall** Manager Investor Relations & Corporate Affairs +61 2 9256 5262 +61 401 524 645 james.hall@brambles.com

Brambles is globally headquartered in Australia

This information is provided by RNS
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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 18-Feb-2010
Number	3310H07

RNS Number : 3310H
Brambles Limited
18 February 2010

Brambles Limited

Company Number: 118 896 021

18 February 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 114,458 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002,

82-5205

01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

114,458

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

9,266 @ 0.00 per share
52,596 @ 3.68 per share
52,596 @ 5.31 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

18 February 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,432,240

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

9,604,391

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

82-5205

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements

82-5205

through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

82-5205

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received

by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 18 February 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271
+ See chapter 19 for defined terms.

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Company	Brambles Limited
TIDM	BXB
Headline	Brambles Investor Information Pack
Released	07:00 19-Feb-2010
Number	3804H07

RNS Number : 3804H
Brambles Limited
18 February 2010

Brambles Limited
Company Number: 118 896 021

19 February 2010

BRAMBLES - INVESTOR INFORMATION PACK

A copy of the Investor Information Pack which will be presented to investors over the next six months by Brambles executives is available on the Brambles website at www.brambles.com.

Robert Gerrard
Company Secretary

82-5205

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 23-Feb-2010
Number	5271H07

RNS Number : 5271H
Brambles Limited
23 February 2010

Brambles Limited

Company Number: 118 896 021

23 February 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,278 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002,

82-5205

01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

10,278

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other

than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

10,278 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

23 February 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,442,518

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

9,593,517

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 23 February 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 25-Feb-2010
Number	6602H07

RNS Number : 6602H
Brambles Limited
25 February 2010

Brambles Limited

Company Number: 118 896 021

25 February 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 28,369 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

28,369

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

28,369 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

25 February 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,470,887

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

9,549,563

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.
19 Closing date for receipt of acceptances or renunciations
20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to

be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 25 February 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

END

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Regulatory

Australian Securities & Investments Commission

Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
BRAMBLES LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
89 118 896 021

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BRAMBLES INDUSTRIES LIMITED

Contact name/position description
CAROLINE WEBB, ASSISTANT COMPANY SECRETARY

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address or DX address
GPO BOX 4173
SYDNEY

1 Details of original documents

Form number
484

Form title
CHANGE TO COMPANY DETAILS

Document number (Number allocated by ASIC)
026178144

Date of lodgement
08/12/09
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... Details of correction

THE EARLIEST DATE OF CHANGE WAS INCORRECTLY STATED AS 29/10/2009 ON THE FORM 484. IT SHOULD HAVE BEEN 17/11/2009, AS SHOWN IN THE ATTACHED EXTRACT OF ONE PAGE SHOWN AS ANNEXURE "A" TO THIS FORM. THE EXTRACT IS TAKEN FROM THE COMPANY RECORDS OF SHARE ALLOTMENTS.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

ROBERT NIES GERRARD

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature

R. Gerrard

Date signed

13/01/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 492

Robert Gerrard
Secretary

13/01/2010

Microsoft Excel - ASIC Summary of Options Exercised.XLS

N505

	C	D	E	F	G	H	I	J	K
1									
2–4	Date	No. Shares	No. Holdings	Exercise Price per Share A$	Total Cost A$	Cost Sharing contribution per share $A	Paid Up Value per Share (exercise price+cost-sharing	Total Paid Up Value A$	Total Cost Sharing Contribution
491	24.09.2009	950	1	0.00	0.00	$ 7.8200	$ 7.8200	$ 7,429.00	7,429.00
492	24.09.2009	1,580	1	0.00	0.00	$ 7.9700	$ 7.9700	$ 12,592.60	12,592.60
493	08.09.2009	3,329	1,085	0.00	0.00	$ 7.7400	$ 7.7400	$ 25,766.46	25,766.46
494	12.10.2009	8,822	1	0.00	0.00	$ 7.7200	$ 7.7400	$ 68,282.28	68,105.84
495	12.10.2009	5,000	1	0.00	0.00	$ 7.9900	$ 7.9900	$ 39,950.00	39,950.00
496	12.10.2009	1,312	1	0.00	0.00	$ -	$ 7.7400	$ 10,154.88	-
497	13.10.2009	46,542	3	0.00	0.00	$ 7.2400	$ 7.2400	$ 336,964.08	336,964.08
498	14.10.2009	25,733	4	0.00	0.00	$ 7.1200	$ 7.1200	$ 183,218.96	183,218.96
499	14.10.2009	3,392	2	0.00	0.00	$ -	$ -	$ -	-
500	15.10.2009	8,732	1	0.00	0.00	$ 7.1600	$ 7.1600	$ 62,521.12	62,521.12
501	15.10.2009	1,910	1	0.00	0.00	$ -	$ -	$ -	-
502	19.10.2009	12,638	2	0.00	0.00	$ 7.1900	$ 7.1900	$ 90,867.22	90,867.22
503	19.10.2009	1,582	2	0.00	0.00	$ -	$ -	$ -	-
504	27.10.2009	6,844	2	0.00	0.00	$ -	$ -	$ -	-
	27.10.2009	71,913	2	0.00	0.00	$ 7.1900	$ 7.1900	$ 517,054.47	517,054.47
506	27.10.2009	434	1	0.00	0.00	$ 8.0500	$ 8.0500	$ 3,493.70	3,493.70
507	27.10.2009	11,456	3	0.00	0.00	$ 7.1500	$ 7.1500	$ 81,910.40	81,910.40
508	29.10.2009	9,018	1	0.00	0.00	$ 7.2000	$ 7.2000	$ 64,929.60	64,929.60
509	09.11.2009	1,359	4	0.00	0.00	$ 7.1600	$ 7.1600	$ 9,730.44	9,730.44
510	09.11.2009	136,350	1	0.00	0.00	$ -	$ -	$ -	-
511	17.11.2009	2,257	1	0.00	0.00	$ 7.0300	$ 7.0300	$ 15,866.71	15,866.71
512	17.11.2009	10,750	106	0.00	0.00	$ 5.9100	$ 5.9100	$ 63,532.50	63,532.50
513	17.11.2009	5,237	106	0.00	0.00	$ 5.9700	$ 5.9700	$ 31,264.89	31,264.89
514	17.11.2009	4,160	106	0.00	0.00	$ 7.3600	$ 7.3600	$ 30,617.60	30,617.60
515	17.11.2009	3,758	106	0.00	0.00	$ 8.2000	$ 8.2000	$ 30,815.60	30,815.60
516	02.12.2009	398	1	0.00	0.00	$ 7.3400	$ 7.3400	$ 2,921.32	2,921.32
517	02.12.2009	10,000	1	0.00	0.00	$ 6.6200	$ 6.6200	$ 66,200.00	66,200.00
518	9.12.2009	7,177	1	0.00	0.00	$ 6.5900	$ 6.5900	$ 47,296.43	47,296.43
519	18.12.2009	13,000	2	0.00	0.00	$ 6.3200	$ 6.3200	$ 82,160.00	82,160.00
520	30.12.2009	52,005	1	3.80	6.68	$ 2.8800	$ 6.6800	$ 347,393.40	149,774.40
526									
527									
528									
529									
530									

Sheet1 / Sheet2 / Sheet3

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R Gerrard

Date signed
04/12/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,257	$7.03	$0.00
ORD	10,750	$5.91	$0.00
ORD	5,237	$5.97	$0.00
ORD	4,160	$7.36	$0.00
ORD	3,758	$8.20	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 9 / 1 0 / 0 9

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No